--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2004

                                  ATTUNITY LTD
                              (Name of Registrant)


              Einstein Building, Tirat Carmel, Haifa, Israel 39101
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                            Form 20-F X    Form 40-F__

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes __ No X

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

         This Form 6-K is being incorporated by reference into the Company's Form F-3 Registration Statements File Nos. 333-11972, 333-12450 and 333-14140.


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


                                  ATTUNITY LTD



6-K Items


1. Attunity Ltd Proxy Statement for Extraordinary Meeting to be held April 22, 2004.

2.   Attunity Ltd Proxy Card.

3.   Form of Note and Warrant Purchase Agreement dated as March 22, 2004.

4.   Form of Warrant Agreement.

5.   Form of Convertible Promissory Note due April __, 2009.

6.   Form of Registration Rights Agreement.

                                                                          ITEM 1

                                  ATTUNITY LTD
                                Einstein Building
                        Tirat Carmel, Haifa, 39101 Israel


March 22, 2004

                 NOTICE OF EXTRAORDINARY MEETING OF SHAREHOLDERS

Attunity Ltd Shareholders:

     We cordially invite you to an Extraordinary Meeting of Shareholders. It will be held at 10:00 a.m. Israel time, on Thursday, April 22, 2004, at our offices at the Einstein Building, Tirat Carmel, Haifa, Israel.

     The purpose of the meeting is to consider and vote upon a follow-on investment in our company by the strategic investors who, on December 30, 2003, purchased all of the ordinary shares and a substantial portion of the warrants to purchase our ordinary shares held by the Special Situations Funds. The current proposed investment involves our sale to such investors of $2 million of convertible promissory notes; warrants to purchase 480,000 of our ordinary shares; the amendment of certain terms of the warrants that were purchased by the investors from the Special Situation Funds in December 2003; and the amendment of certain terms of the Employment and Services Agreement of Mr. Arie Gonen, our Chairman and Chief Executive Officer. The principal amendment to Mr. Gonen's agreement is the new condition that 600,000 options that were previously granted to him will vest only upon the occurrence of a change of control transaction.

     The Board of Directors recommends that you vote in favor of the proposal, which is described in the attached Proxy Statement.

     You can vote by proxy either by mail or in person. If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least 48 hours prior to the meeting to be validly included in the tally of ordinary shares voted at the meeting. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

                                            Sincerely,

                                            /s/Arie Gonen
                                            Arie Gonen, Chairman


BY ORDER OF THE BOARD OF DIRECTORS
Shlomo Baumgarten, Corporate Secretary

                                 PROXY STATEMENT

     This statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Attunity Ltd to be voted at the Extraordinary Meeting of Shareholders, or the Meeting, to be held on Thursday, April 22, 2004 and any adjournment thereof. This Proxy Statement and the enclosed proxy card are being mailed to shareholders on or about March 24, 2004.

     Shares eligible to be voted and for which a proxy card is properly signed and returned at least 48 hours prior to the beginning of the Meeting will be voted as directed. If directions are not given or directions are not in accordance with the options listed on a signed and returned proxy card, such shares will be voted FOR the proposal, which the Board of Directors recommends a vote FOR. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes. You may revoke your proxy at any time prior to the exercise of authority granted in the proxy by giving a written notice of revocation to our Corporate Secretary, by submitting a subsequently dated, validly executed proxy, or by voting in person.

     As of March 19, 2004, the record date for determination of shareholders entitled to vote at the Meeting, there were outstanding 14,872,663 ordinary shares. Each ordinary share entitles the holder to one vote. The ordinary shares have a par value of NIS 0.1 per share. According to our Articles of Association, the quorum at the Meeting shall be two shareholders present in person or by proxy, holding or representing one third of the total voting rights in the company. If within half an hour from the time appointed for the holding of the Meeting a quorum is not present, the Meeting shall stand adjourned to the same day in the next week at the same time and place or any time and hour as the Directors shall designate and state in a notice to the shareholders entitled to vote at the original meeting, and if, at such adjourned meeting, a quorum is not present within half an hour from the time appointed for holding the Meeting, any two shareholders present in person or by proxy shall be a quorum. This notice shall serve as notice of such adjourned meeting if no quorum is present at the original date and time and no further notice of the adjourned meeting will be given to shareholders. An affirmative vote of the holders of a majority of the ordinary shares represented at the Extraordinary Meeting, in person or by proxy and voting thereon, is required to approve Item 1.

     Abstentions and broker "non-votes" are not counted in determining the outcome of the matter being acted upon. They are counted only for determining a meeting quorum. A broker "non-vote" occurs when a nominee holding ordinary shares of our company for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that proposal and has not received instructions from the beneficial owner.

     We will bear the cost of soliciting proxies from our shareholders. Proxies will be solicited by mail and may also be solicited personally or by telephone by our directors, officers and employees. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the Securities and Exchange Commission concerning the sending of proxies and proxy material to the beneficial owners of stock.

     You may vote by submitting your proxy with voting instructions by mail if you promptly complete, sign, date and return the accompanying proxy card in enclosed self-addressed envelope to our transfer agent or to our registered office in Israel at least 48 hours prior to the Meeting.

Security Ownership of Certain Beneficial Owners and Management

     The following table sets forth certain information as of March 19, 2004 regarding the beneficial ownership by (i) each of our directors, (ii) all shareholders known to us to own beneficially more than 5% of our ordinary shares and (iii) all directors and executive officers as a group:

                                                       Number of Ordinary       Percentage of
                                                      Shares Beneficially        Outstanding
                                                           Owned (1)         Ordinary Shares (2)
                                                      -------------------    -------------------
Arie Gonen..........................................     1,383,333 (3)               9.2%
Dan Falk............................................         3,333 (4)               *
Roni Ferber.........................................        31,666 (5)               *
Anat Segal..........................................         3,333 (4)               *
Dov Biran...........................................       893,720                   6.0%
Messrs. Shimon Alon, Aki Ratner, Ron Zuckerman
and other investors represented by them.............     4,987,797 (6)(7)           28.0%
All directors and executive officers as a group
(10 persons)........................................     2,746,885 (8)              17.8%

-----------------------
*    Less than 1%

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of March 19, 2004 are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.
(2) The percentages shown are based on 14,872,663 ordinary shares issued and outstanding as of March 19, 2004.
(3) Includes 133,333 ordinary shares subject to currently exercisable options granted under our stock option plan, at $1.75 per share. Such options will expire on September 30, 2009.
(4) Includes 3,333 ordinary shares subject to currently exercisable options granted under our stock option plan, at $0.82 per share. Such options will expire on December 31, 2008.
(5) Includes 28,332 ordinary shares subject to currently exercisable options granted under our stock option plan, at exercise prices between $0.82 - $7.875 per share. Such options will expire between December 2005 and December 2008.
(6) Includes 2,208,489 ordinary shares currently issuable upon exercise of Series A Warrants exercisable at $1.75 per share.
(7) Includes 736,162 ordinary shares currently issuable upon exercise of Series B Warrants exercisable at $2.25 per share.
(8) Includes 599,831 ordinary shares subject to currently exercisable options at prices between $0.82 - $10.00 per share.

           APPROVAL OF THE ISSUANCE AND SALE OF CONVERTIBLE NOTES AND
          WARRANTS TO CERTAIN INVESTORS, THE AMENDMENT OF CERTAIN TERMS
        OF THEIR SERIES A AND SERIES B WARRANTS AND THE AMENDMENT OF THE
                     EMPLOYMENT AGREEMENT OF MR. ARIE GONEN

Background

     In October 2001 we sold 3,846,156 of our ordinary shares, Series A Warrants to purchase 2,884,617 ordinary shares, and Series B Warrants to purchase an aggregate of 961,539 ordinary shares to the Special Situations Funds. As a result of certain disagreements regarding the management of our company and a lawsuit filed against us by the Special Situation Funds in connection with the registration of their shareholdings, which resulted in a judgment against us, our relationship with the management of the Special Situation Funds soured, which had a negative impact on our business and operations.

The Buy-Out of Special Situations Funds

     On December 30, 2003, Messrs. Shimon Alon, Aki Ratner, Ron Zuckerman and other investors represented by them, or the Purchasers, purchased from the Special Situations Funds their entire holding of 2,043,146 of our ordinary shares, Series A Warrants to purchase 2,208,489 of our ordinary shares, and Series B Warrants to purchase 736,162 of our ordinary shares. Our management viewed the acquisition by the Purchasers of a substantial portion of the remaining securities held by the funds as a positive event for our company. In addition, we consider the Purchasers as strategic investors bringing significant added value to our business.

The Current Follow-On Investment

     On the same date of their transaction with the Special Situations Funds, we granted the Purchasers, subject to a shareholder approval, a 30-day option, or the Option, to invest an additional $2 million in our company, in the form of five-year convertible debentures for the aggregate amount of $2 million, convertible at $1.75 per share, and warrants to purchase 450,000 of our ordinary shares at an exercise price of $1.75 per share. On January 29, 2004 we granted the Purchasers a seven-day extension to exercise the Option, and on February 5, 2004 the Purchasers determined to exercise the Option.

     Our Audit Committee and Board of Directors have approved, subject to shareholder approval, the execution of a note and warrant purchase agreement, or the Purchase Agreement, with the Purchasers. Pursuant to the Purchase Agreement and related documents, we will issue and sell to the Purchasers convertible promissory notes, or the Notes, in the aggregate principal amount of $2 million bearing interest at the rate of five percent (5%) per annum, payable semi-annually, convertible at any time after issuance, in whole or in part, into our ordinary shares, at a conversion price of $1.75 per share, subject to adjustment as specified below. The Notes and unpaid accrued interest thereon will be due and payable five years after issuance. In addition, we will issue to the Purchasers warrants to purchase an aggregate of 480,000 of our ordinary shares, or the Warrants, at an exercise price of $1.75 per share expiring three years after their issuance. The Notes and the Warrants contain certain anti-dilution provisions that would reduce the conversion price of the Notes and the exercise price of the Warrants in the event that we issue securities at a price below the $1.75 conversion price of the Notes and the exercise price of the Warrants. The Purchasers agreed that the exercise price of the Series B Warrants purchased by them will be reduced only to $2.00 per share as a result of the issuance of the Notes and the Warrants.

     Pursuant to the Purchase Agreement, we also agreed, among other things, to:

     o provide the Purchasers with the right to designate Messrs. Shimon Alon, Ron Zuckerman and Aki Ratner for election to our Board in 2004, thereafter to designate two members for election to our Board so long as they continue to beneficially own at least fifteen percent (15%) of our issued and outstanding ordinary shares, on an as converted basis (excluding unexercised warrants), and to designate one member for election to our Board so long as they continue to beneficially own at least five percent (5%) of our issued and outstanding ordinary shares, on an as converted basis (excluding unexercised warrants). We hereby agree to use our best efforts to ensure that such directors are duly elected to our Board and serve on each committee of our Board subject to applicable law and regulatory organizations regulations;

     o file a registration statement with the Securities Exchange Commission to register for resale the ordinary shares issuable upon conversion of the Notes and exercise of the Warrants;

     o promptly notify the Purchasers in writing during a period of two years from the date of the execution of the Purchase Agreement, so long as the Purchasers hold at least 2% of our issued and outstanding shares, of the terms and conditions of any proposed Subsequent Financing, as defined in the Purchase Agreement. The notice will provide the Purchasers an option during the five (5) trading days following its delivery to inform us whether the Purchasers, acting as a group, wish to retain their percentage ownership on a fully diluted basis of our issued and outstanding shares by participating in the Subsequent Financing upon the same absolute terms and conditions as contemplated by such Subsequent Financing. If we do not receive notice of exercise of the option from the Purchasers within the requisite period, we will have the right to close the Subsequent Financing within ninety (90) days of the expiration of the option period pursuant to the same material terms and conditions as provided to the Purchasers in the notice. Any closing after ninety (90) days of the expiration of the option period will be subject to the delivery of a new notice;

     o pay the Purchasers at the closing of the Purchase Agreement the amount of $210,000 as full reimbursement of the Purchasers' legal expenses and other costs associated with the formulation, negotiation and execution of the Purchase Agreement and related documentation and the transactions contemplated thereunder;

     o not exercise our right pursuant to Section 18 of the Series A and Series B Warrants to call the warrants held by the Purchasers for redemption until April 1, 2005; and

     o extend the term of the Series A and Series B Warrants held by the Purchasers for one additional year from October 24, 2005 to October 24, 2006.

     In consideration for their services with respect to introduction of the Purchasers to us, we have issued to each of Gaus Investments Ltd. and R.4.B. Limited warrants to purchase 20,000 of our ordinary shares at an exercise price of $1.92 expiring three years after their grant.

Mr. Gonen's Transition from Interim CEO to CEO and the Grant of 600,000 Options to Mr. Gonen

     At our annual general shareholders meeting held on December 31, 2002, our shareholders approved the terms of an Employment and Services Agreement whereby Mr. Gonen agreed to serve as our Interim Chief Executive Officer and Chairman of the Board. The principal terms of that agreement were:

     o Mr. Gonen agreed to devote his full working time and best efforts to our business and affairs, and to the performance of his duties as long as he is employed by us and agreed to act as a consultant for a period of three (3) years after termination of his employment. We agreed to pay Mr. Gonen a monthly gross salary of NIS 90,000 (approximately $20,000) during his employment and a monthly consulting fee of $10,000 during the three-year, post-termination consulting period. In addition, we agreed to provide Mr. Gonen with the use of a company car, full reimbursement for his home telephone expenses, reimbursement of all reasonable entertainment and living expenses both in Israel and abroad, managers insurance, and options to purchase 400,000 of our ordinary shares at a price of $1.75 per share.

     o We agreed to pay Mr. Gonen the following bonuses: (i) nine percent (9%) of all license and maintenance revenues received by us between January 1, 2004 and December 31, 2007 from new international distributors that our Board authorized Mr. Gonen to appoint, provided that this yearly bonus would not exceed the lower of (a) five percent (5%) of our yearly net profit, excluding any impairment of intangible assets, and (b) $100,000 per year; (ii) sixteen percent (16%) of revenues received from Oracle in 2003 and six percent (6%) of revenues received from Oracle in 2004; (iii) three-year warrants to purchase up to seven percent (7%) of the amount of shares issued in any fund-raising transaction initiated by Mr. Gonen; and (iv) up to seven percent (7%) of the proceeds of an acquisition transaction that the Board assigned Mr. Gonen to manage.

     At the annual general meeting of shareholders held on December 30, 2003, our shareholders approved the Board of Directors' appointment on November 19, 2003 of Mr. Gonen as Chief Executive Officer, as well as Chairman of the Board, for a term not to exceed three years. Our shareholders also approved the grant approved by our Audit Committee and Board of Directors to Mr. Gonen on November 19, 2003 of an additional 600,000 options to purchase ordinary shares at an exercise price of $1.75 per share, with vesting conditioned on his spending at least two-thirds of his time in the United States during 2004.

     In connection with the negotiation of the transactions contemplated by the Purchase Agreement and to avoid a potential negative impact on our financial statements, Mr. Gonen agreed to increase the exercise price of the 600,000 options previously granted to him to the closing price of our shares on the Nasdaq Stock Market on the last trading day prior to the shareholders meeting ($1.92 per share). He also agreed that the 600,000 options would vest only upon a change in control transaction (including acquisition of at least 60% of our outstanding shares). In addition to the increase in the exercise price and change in the vesting period, the employment agreement has been amended to provide that:

     o We have the right to change Mr. Gonen's position as Chief Executive Officer while continuing his employment with us, and such change of position will not constitute the termination of employment. In the event that Mr. Gonen's employment agreement with us is terminated due to the failure of our company to achieve the financial milestones agreed upon from time to time by him and our Board, we will have the right to terminate his employment and pay Mr. Gonen a one-time, lump-sum payment of $250,000 instead of the monthly consulting fee to which he is entitled during the three-year consulting period, which would amount to $360,000 in aggregate payments.

     o Mr. Gonen's options to purchase 600,000 ordinary shares will vest only in the event of a change of control transaction. The grant of the option to purchase 600,000 ordinary shares is conditioned on his spending at least two-thirds of his time in the United States from January 24, 2004 and until January 23, 2005. Mr. Gonen will retain the 600,000 options, subject to vesting upon a change in control transaction, in the event that: (i) his employment is terminated by us, except for justifiable cause: (ii) he stops serving as our CEO at our Board's request; or (iii) is requested by our Board not to spend sixty-six percent (66%) of his time in the United States during the period mentioned above.

     o In the event our company is acquired in a merger or an acquisition transaction, Mr. Gonen will be entitled to a fee of up to seven percent (7%) of the total value of the consideration paid for our company in such a transaction, the exact percentage to be determined by our Board. However, the percentage will be no less than three percent (3%) in the event that the closing of the transaction occurs on or before December 31, 2004; two percent (2%) if the closing of the transaction occurs at any time between January 1, 2005 and December 31, 2005 and one percent (1%) if the closing of the transaction occurs at any time between January 1, 2006 and December 31, 2007. Thereafter, Mr. Gonen will not be entitled to any fee in connection with or relating to an acquisition transaction.

     Copies of the documents that were entered into in connection with the Purchase Agreement including the amended agreement with Mr. Gonen, have been filed with the SEC in a filing under an interim report under Form 6-K and can be found at the Securities and Exchange Commission public reference room at 450 Fifth Street, N.W., Judiciary Plaza, Room 1024, Washington, D.C. 20549 and on the Securities and Exchange Commission Internet site (http://www.sec.gov). You may obtain information on the operation of the Securities and Exchange Commission's public reference room in Washington, D.C. by calling the Securities and Exchange Commission at 1-800-SEC-0330 or by visiting the Securities and Exchange Commission's website at http://www.sec.gov. The Exchange Act file number for our Securities and Exchange Commission filings is 0-20892.

     Our Audit Committee and Board of Directors, without Messrs. Gonen and Biran participating and voting, are of the opinion that this transaction is in our best interests and that of our shareholders.

     Shareholder approval of this transaction with the Purchasers is required both under the rules of the Nasdaq Stock Market and the Israeli Companies Law. Nasdaq Marketplace Rule 4350(i)(1)(D) provides that shareholder approval is required for the sale or issuance of common stock (or securities convertible into or exercisable for common stock) at a price less than the greater of book or market value which together with sales by officers, directors or substantial shareholders of the company equals 20% or more of common stock or 20% or more of the voting power outstanding before the issuance. Under the terms of the Notes and the Warrants, 1,622,857 ordinary shares are issuable upon conversion. It is possible that the extension of the terms of the Series A Warrants and Series B Warrants will be deemed as an issuance of a new security. Accordingly, the transaction including the extension of the term of the Series A Warrants and Series B Warrants held by the Purchasers will require shareholder approval under the Nasdaq Marketplace Rules. Such number in addition to the shares already beneficially owned by the Purchasers, who are substantial shareholders of our company, is 34%, therefore in excess of 20% of our currently outstanding shares and the exercise price may be below the book or market value of our ordinary shares at the time of conversion. The Israeli Companies Law requires shareholder approval for the amendment of a transaction that was previously approved by shareholders and for a transaction in which shareholders who may have a personal interest beneficially own or control, in the aggregate, more than twenty five percent (25%) of the voting rights of a company. The terms of the Series A and B Warrants were approved by our shareholders at an Extraordinary Meeting that was held on March 24, 2002.

     Shareholder approval of the amendments to the terms of the Employment and Services Agreement with Mr. Gonen is also required under the Israeli Companies Law.

It is therefore proposed that at the Meeting the shareholders adopt the following resolution:

     "RESOLVED, that the Note and Warrant Purchase Agreement dated March 19, 2004 by and between Attunity Ltd and the Purchasers and related documents, for the issuance and sale of convertible promissory notes in the principal amount of $2 million and warrants to purchase 480,000 of our ordinary shares, par value NIS 0.1 per share, in a private placement, and for the amendments to certain terms of the Series A Warrants and Series B Warrants that were purchased by the same investors from the Special Situation Funds, and the amendments to the terms of Mr. Gonen's Employment and Services Agreement, be and hereby are approved."

     Due to the fact that the shareholders who may have a personal interest in this resolution beneficially own or control, in the aggregate, more than twenty five percent (25%) of the voting rights of our company, under the Israeli Companies Law the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting in person or by proxy and entitled to vote and voting thereon will be necessary for shareholder approval of the foregoing resolution, provided that either of the following conditions is fulfilled:

          (a) the majority of the votes in favor of the resolution include at least one-third of the shares held by shareholders who do not have a personal interest in the resolution and who are present at the Meeting (votes cast as abstentions will be included in calculating the number of disinterested shares present at the meeting but will not be counted as votes in favor of the resolution); or

          (b) the total number of shares held by shareholders who do not have a personal interest in the resolution who voted against the resolution does not exceed one percent of the aggregate voting rights in our company.

     The Board of Directors recommends a vote FOR the foregoing resolution.

                                  OTHER MATTERS

     The Board of Directors does not intend to bring any matters before the Extraordinary Meeting other than those specifically set forth in the Notice of the Extraordinary Meeting and no other matter shall be on the agenda of the Extraordinary Meeting.

                                            By Order of the Board of Directors,

                                            Shlomo Baumgarten
                                            Corporate Secretary
Dated: March 22, 2004

                                                                          ITEM 2

                                  ATTUNITY LTD

         THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

         The undersigned hereby appoints Arie Gonen and Shlomo Baumgarten, or either of them, attorneys or attorney of the undersigned, for and in the names(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, par value NIS 0.1 per share, of Attunity Ltd (the "Company"), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Extraordinary Meeting of Shareholders of the Company to be held on April 22, 2004 at 10:00 a.m. at the offices of the Company, Einstein Building, Tirat Carmel, Haifa 39101, Israel, and at any adjournment or adjournments thereof, hereby revoking any prior proxies to vote said shares, upon the following item of business more fully described in the notice of and proxy statement for such Extraordinary Meeting (receipt of which is hereby acknowledged):

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS SPECIFIED. IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED FOR PROPOSAL 1 SET FORTH ON THE REVERSE. VOTES CANNOT BE CAST FOR PROPOSAL 1 UNLESS YES OR NO HAS BEEN SPECIFIED WITH RESPECT TO WHETHER THE SHAREHOLDER HAS A PERSONAL INTEREST IN THE RESOLUTION.




                (Continued and to be signed on the reverse side)

                    EXTRAORDINARY MEETING OF SHAREHOLDERS OF

                                  ATTUNITY LTD

                                 April 22, 2004

                           Please date, sign and mail
                             your proxy card in the
                            envelope provided as soon
                                  as possible.

     Please detach along perforated line and mail in the envelope provided.
-------------------------------------------------------------------------------
           THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSAL 1.
        PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.
          PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE [X]
------------------------------------------------------------------------------


1. Approval of the terms of the agreements relating to the issuance and sale of convertible notes and warrants to certain investors, the amendment of certain terms of their Series A and Series B Warrants and the amendment of the employment agreement of Mr. Arie Gonen.

                   FOR  [ ]          AGAINST  [ ]                ABSTAIN [ ]

Pursuant to Israeli law, in order to ensure specific majority requirements you are required to disclose to the Company whether you have a personal interest with respect to Item 1. The term "personal interest" is defined as "a person's personal interest in an act or transaction of the company, including the personal interest of his relatives and of any other corporation in which he or his relatives are an interested party, and exclusive of personal interest that stems solely from the fact of holding shares in the company."


Do you have a personal interest in the terms of the agreements relating to the issuance and sale of convertible notes and warrants to certain investors, the amendment of certain terms of their Series A and Series B Warrants and the amendment of the employment agreement of Mr. Arie Gonen?

                                           YES [ ]      NO [ ]

     To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.[ ]


Signature of Shareholder__________ Date _____
Signature of Shareholder__________ Date _____

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

                                                                          ITEM 3

                            NOTE AND WARRANT PURCHASE

                                    AGREEMENT




                           Dated as of March 22, 2004




                                      among



                                  ATTUNITY LTD.

                                       and

                       THE PURCHASERS LISTED ON EXHIBIT A

                                TABLE OF CONTENTS
                                -----------------

                                                                            PAGE
                                                                            ----

ARTICLE I Purchase and Sale of Notes and Warrants                             1

    Section 1.1       Purchase and Sale of Notes and Warrants                 1
    Section 1.2       Purchase Price and Closing                              1
    Section 1.3       Conversion Shares/ Warrant Shares                       2

ARTICLE II Representations and Warranties                                     2

    Section 2.1       Representations and Warranties of the Company           2
    Section 2.2       Representations and Warranties of the Purchasers       14

ARTICLE III Covenants                                                        16

    Section 3.1       Limitation of Actions                                  16
    Section 3.2       Securities Compliance                                  16
    Section 3.3       Registration and Listing                               17
    Section 3.4       Compliance with Laws                                   17
    Section 3.5       Keeping of Records and Books of Account and Minutes    17
    Section 3.6       Amendments                                             17
    Section 3.7       Other Agreements                                       17
    Section 3.8       Distributions.                                         17
    Section 3.9       Appointment of Directors                               18
    Section 3.10      Future Financing: Right of Participation               18
    Section 3.11      Transfer Agent Instructions                            19
    Section 3.12      Limitation on Right to "Call" and Extension of
                      Expiration and Modification of Certain Warrants        20
    Section 3.13      Stockholder Approval                                   20
    Section 3.14      Prompt Notification of Conversion Price and Exercise
                      Price Adjustment                                       20
    Section 3.15      Consent to Certain Transactions                        20

ARTICLE IV Conditions                                                        20

    Section 4.1       Conditions Precedent to the Obligation of the Company
                      to Sell the Notes and Warrants                         21
    Section 4.2       Conditions Precedent to the Obligation of the
                      Purchasers to Purchase the Notes and Warrants          21
    Section 4.3       Termination of Obligations to Effect Closing; Effects  23

ARTICLE V Intentionally Omitted                                              24

ARTICLE VI Stock Certificate Legend                                          24

    Section 6.1       Legend                                                 24
    Section 6.2       Removal of Legend                                      25

ARTICLE VII Intentionally Omitted.                                           25


ARTICLE VIII Indemnification                                                 25

    Section 8.1       General Indemnity                                      25
    Section 8.2       Indemnification Procedure                              26

ARTICLE IX Miscellaneous                                                     26

    Section 9.1       Fees and Expenses                                      27
    Section 9.2       Specific Enforcement, Consent to Jurisdiction.         27
    Section 9.3       Entire Agreement; Amendment                            27
    Section 9.4       Notices                                                28
    Section 9.5       Waivers                                                29
    Section 9.6       Headings                                               29
    Section 9.7       Successors and Assigns                                 29
    Section 9.8       No Third Party Beneficiaries                           29
    Section 9.9       Governing Law                                          29
    Section 9.10      Survival                                               29
    Section 9.11      Counterparts                                           29
    Section 9.12      Publicity                                              30
    Section 9.13      Severability                                           30
    Section 9.14      Further Assurances                                     30


EXHIBIT A   -   Purchasers
EXHIBIT B   -   Form of Note
EXHIBIT C   -   Form of Warrant
EXHIBIT D       Form of Registration Rights Agreement
EXHIBIT E   -   Form of Irrevocable Transfer Agent Instructions
EXHIBIT F   -   Form of Amendments to the Agreement of Arie Gonen
EXHIBIT G   -   Form of Opinion of Counsel- Opinion of Efrati, Galili & Co.
EXHIBIT H   -   Form of Opinion of Counsel - Opinion of CL&M LLP

                       NOTE AND WARRANT PURCHASE AGREEMENT

         This NOTE AND WARRANT PURCHASE AGREEMENT is dated as of March 22, 2004 (this "Agreement") by and among Attunity Ltd., an Israeli corporation (the "Company"), and the purchasers listed on Exhibit A hereto (each a "Purchaser" and collectively, the "Purchasers").

         The parties hereto agree as follows:

                                   ARTICLE I

                     Purchase and Sale of Notes and Warrants

     Section 1.1 Purchase and Sale of Notes and Warrants. Upon the following terms and conditions, the Company shall issue and sell to the Purchasers, and the Purchasers shall purchase from the Company, promissory notes in the aggregate principal amount of Two Million Dollars ($2,000,000) bearing interest at the rate of five percent (5%) per annum, convertible into ordinary shares of the Company, par value NIS .01 per share (the "Common Stock"), in substantially the form attached hereto as Exhibit B (the "Notes"). Upon the following terms and conditions, the Company shall issue to the Purchasers Warrants, in substantially the form attached hereto as Exhibit C (the "Warrants"), to purchase an aggregate of 480,000 shares of Common Stock, to be divided between the Purchasers as notified to the Company in writing by the Purchasers prior to the Closing. The Company and the Purchasers are executing and delivering this Agreement in accordance with and in reliance upon the exemption from securities registration afforded by Section 4(2) of the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the "Securities Act"), including Regulation D thereunder ("Regulation D"), and/or upon such other exemption from the registration requirements of the Securities Act as may be available with respect to any or all of the investments to be made hereunder.


     Section 1.2 Purchase Price and Closing. The Company agrees to issue and sell to the Purchasers and, in consideration of and in express reliance upon the representations, warranties, covenants, terms and conditions of this Agreement, the Purchasers agree to purchase the Notes and Warrants for an aggregate purchase price of two million dollars ($2,000,000) (the "Purchase Price"). The closing of the purchase and sale of the Notes and Warrants to be acquired by the Purchasers from the Company under this Agreement shall take place as follows: upon confirmation that the conditions to closing specified herein have been satisfied, the Company shall deliver to Carter Ledyard & Milburn LLP, in trust, a certificate or certificates, registered in the names of such Purchasers, representing the Notes and Warrants, with instructions that such certificates are to be held for release to the Purchasers only upon payment of the Purchase Price to the Company. Upon written confirmation by Carter Ledyard & Milburn LLP of its receipt of all of the certificates, each Purchaser shall promptly cause a wire transfer in same day funds to be sent to the account of the Company as instructed in writing by the Company, in an amount representing such Purchaser's pro rata portion of the Purchase Price as set forth on the signature pages to this Agreement. On the date the Company receives such funds (the "Closing Date"), the certificates evidencing the Notes and Warrants shall be released to the Purchasers (the "Closing").

     Section 1.3 Conversion Shares / Warrant Shares. The Company has authorized and has reserved and covenants to continue to reserve, free of preemptive rights and other similar contractual rights of stockholders, a number of its authorized but unissued shares of its Common Stock equal to at least 120% of the aggregate number of shares of Common Stock necessary to effect the conversion of the principal amount of the Notes and any interest accrued and outstanding thereon and exercise of the Warrants. Any shares of Common Stock issuable upon conversion of the principal amount of the Notes and any interest accrued and outstanding thereon and exercise of the Warrants (and such shares when issued) are herein referred to as the "Conversion Shares" and the "Warrant Shares," respectively. The Notes, the Warrants, the Conversion Shares and the Warrant Shares are sometimes collectively referred to herein as the "Securities".

                                   ARTICLE II

                         Representations and Warranties

     Section 2.1 Representations and Warranties of the Company. The Company hereby makes the following representations and warranties to the Purchasers, except as set forth in the Company's disclosure schedule delivered with this Agreement as follows:

     (a) Organization, Good Standing and Power. The Company is a corporation duly incorporated, and validly existing under the laws of the State of Israel and has the requisite corporate power and authority to own, lease and operate its properties and assets and to conduct its business as it is now being conducted. The Company does not have any Subsidiaries, as defined below in
Section 2.1(g), except as set forth in Schedule 2.1(g) hereto and in the Company's Form 20-F for the year ended December 31, 2002, including the accompanying financial statements (the "Form 20-F") or on Schedule 2.1(a) hereto. The Company and each such Subsidiary is duly qualified to do business and is in good standing in every jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary except for any jurisdiction(s) (alone or in the aggregate) in which the failure to be so qualified will not have a Material Adverse Effect (as defined in Section 2.1(c) hereof) on the Company's financial condition. The Company has furnished or made available to the Purchasers true and correct copies of the Company's Articles of Incorporation as in effect on the date hereof (the "Articles").

     (b) Authorization; Enforcement. Subject to the approval of the shareholders of the Company at a meeting to be convened in accordance with Section 3.13 the Company has the requisite corporate power and authority to enter into and perform this Agreement, the Registration Rights Agreement attached hereto as Exhibit D (the "Registration Rights Agreement"), the Irrevocable Transfer Agent Instructions (as defined in Section 3.11), the Notes and the Warrants (collectively, the "Transaction Documents") and to issue and sell the Securities in accordance with the terms hereof and the Notes and the Warrants, as applicable. The execution, delivery and performance of the Transaction Documents by the Company and, except as indicated in Sections 13.12 and 3.13 and as disclosed on Schedule 2.1(b) hereto, the consummation by it of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action, and no further consent or authorization of the

Company or its Board of Directors or stockholders is required. This Agreement has been duly executed and delivered by the Company. The other Transaction Documents will have been duly executed and delivered by the Company prior to the Closing. Each of the Transaction Documents constitutes, or shall constitute when executed and delivered, a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, liquidation, conservatorship, receivership or similar laws relating to, or affecting generally the enforcement of, creditor's rights and remedies or by other equitable principles of general application.

     (c) Capitalization. Schedule 2.1(c) itemizes (a) the authorized capital stock of the Company on the date hereof; (b) the number of shares of capital stock issued and outstanding; (c) the number of shares of capital stock issuable pursuant to the Company's stock plans; and (d) the number of shares of capital stock issuable and reserved for issuance pursuant to securities (other than the Securities and the Warrants) exercisable for, or convertible into or exchangeable for any shares of capital stock of the Company. All of the outstanding shares of the Company's Common Stock and any other security of the Company have been duly and validly authorized and are fully paid, nonassessable and free of pre-emptive rights and were issued in full compliance with applicable law. Except as set forth in this Agreement and the Registration Rights Agreement and as set forth on Schedule 2.1(c) hereto, no shares of Common Stock are entitled to preemptive rights or registration rights and there are no outstanding options, warrants, scrip, rights to subscribe to, call or commitments  of any  character  whatsoever  relating to, or securities or rights convertible into, any shares of capital stock of the Company. Furthermore, except as set forth in this Agreement and the Registration Rights Agreement or on Schedule 2.1(c), there are no contracts, commitments, understandings, or arrangements by which the Company is or may become bound to issue additional shares of the capital stock of the Company or options, securities or rights convertible into shares of capital stock of the Company. Except for customary transfer restrictions contained in agreements entered into by the Company in order to sell restricted securities or as set forth on Schedule 2.1(c) hereto, the Company is not a party to any agreement granting registration or anti-dilution rights to any person with respect to any of its equity or debt securities. The Company is not a party to, and it has no knowledge of, any agreement restricting the voting or transfer of any shares of the capital stock of the Company. Except as set forth on Schedule 2.1(c) hereto, the offer and sale of all capital stock, convertible securities, rights, warrants, or options of the Company issued prior to the Closing complied with all applicable Federal and state securities laws, and no stockholder has a right of rescission or claim for damages with respect thereto which would have a Material Adverse Effect (as defined below) on the Company's financial condition or operating results. For the purposes of this Agreement, "Material Adverse Effect" means any material adverse effect on the business, operations, properties, prospects, or financial condition of the Company and its Subsidiaries and/or any condition, circumstance, or situation that would prohibit or otherwise materially interfere with the ability of the Company to perform any of its obligations under this Agreement in any material respect.

     Schedule 2.1(c) also sets forth a true and complete table setting forth the pro forma capitalization of the Company on a fully diluted basis giving effect to (i) the issuance of the Securities and the Warrants, (ii) any adjustments in other securities resulting from such issuance, and (iii) the exercise or conversion of all outstanding securities.

     (d) Issuance of Securities; Eligibility for F-3 Registration. Except as disclosed on Schedule 2.1(d) hereto, the Notes and the Warrants to be issued at the Closing have been duly authorized by all necessary corporate action and, when paid for or issued in accordance with the terms hereof, the Notes shall be validly issued and outstanding, free and clear of all liens, encumbrances and rights of refusal of any kind. When the Conversion Shares and Warrant Shares are issued and paid for in accordance with the terms of this Agreement and as set forth in the Notes and Warrants, such shares will be duly authorized by all necessary corporate action and validly issued and outstanding, fully paid and nonassessable, free and clear of all liens, encumbrances and rights of refusal of any kind and the holders shall be entitled to all rights accorded to a holder of Common Stock.

     The Company meets the requirements for the use of Form F-3 under the Securities Act to register for re-sale the Warrant Shares and Conversion Shares pursuant to the Registration Rights Agreement.


     (e) No Conflicts. Except as disclosed on Schedule 2.1(e) hereto, the execution, delivery and performance of the Transaction Documents by the Company and the consummation by the Company of the transactions contemplated herein and therein do not and will not (i) violate any provision of the Company's Articles or Memorandum of Association, (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of or price protection with respect to, any agreement, mortgage, deed of trust, indenture, note, bond, license, lease agreement, instrument or obligation to which the Company is a party or by which it or its properties or assets are bound, (iii) create or impose a lien, mortgage, security interest, charge or encumbrance of any nature on any property of the Company under any agreement or any commitment to which the Company is a party or by which the Company is bound or by which any of its respective properties or assets are bound, or (iv) result in a violation of any federal, state, local or foreign statute, rule, regulation, order, judgment or decree (including federal and state securities laws and regulations) applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries are bound or affected, except, in all cases other than violations pursuant to clauses (i) and (iv) above, for such conflicts, defaults, terminations, amendments, accelerations, cancellations and violations as would not, individually or in the aggregate, have a Material Adverse Effect. The business of the Company and its Subsidiaries is not being conducted in violation of any laws, ordinances or regulations of any governmental entity, except for possible violations which singularly or in the aggregate do not and will not have a Material Adverse Effect. The Company is not required under Federal, state or local law, rule or regulation to obtain any consent, authorization or order of, or make any filing or registration with, any court or governmental agency in order for it to execute, deliver or perform any of its obligations under the Transaction Documents, or issue and sell the Notes, the Warrants, the Conversion Shares and the Warrant Shares in accordance with the terms hereof or thereof (other than any filings which may be required to be made by the Company with the Securities and Exchange Commission (the "Commission") or state securities administrators subsequent to the Closing, any registration statement which may be filed pursuant hereto); provided that, for purposes of the representation made in this sentence, the Company is assuming and relying upon the accuracy of the relevant
representations   and  agreements  of  the  Purchasers  herein.

     (f) Commission Documents, Financial Statements. The Common Stock is registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the Company has timely filed all reports, schedules, forms, statements and other documents required to be filed by it with the Commission pursuant to the reporting requirements of the Exchange Act, including material filed pursuant to Section 13(a) of the Exchange Act (all of the foregoing including filings incorporated by reference therein being referred to herein as the "Commission Documents"). The Company has delivered or made available to each of the Purchasers true and complete copies of the Commission Documents filed with the Commission since December 31, 2001. The Company has not provided to the Purchasers any material non-public information or other information which, according to applicable law, rule or regulation, was required to have been disclosed publicly by the Company but which has not been so disclosed, other than with respect to the transactions contemplated by this Agreement. As of their respective dates, the Forms 20-F for the years ended December 31, 2001 and December 31, 2002 complied in all material respects with the requirements of the Exchange Act and the rules and regulations of the Commission promulgated thereunder and other federal, state and local laws, rules and regulations applicable to such documents, and, as of their respective dates, none of the Commission Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of the Company included in the Commission Documents comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the Commission or other applicable rules and regulations with respect thereto. Such financial statements have been prepared in accordance with United States generally accepted accounting principles ("GAAP") applied on a consistent basis during the periods involved (except (i) as may be otherwise indicated in such financial statements or the notes thereto or (ii) in the case of unaudited interim statements, to the extent they may not include footnotes or may be condensed or summary statements), and fairly present in all material respects the financial position of the Company and its subsidiaries as of the dates thereof and the results of operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments).

     (g) Subsidiaries. Schedule 2.1(g) hereto sets forth each subsidiary of the Company, showing the jurisdiction of its incorporation or organization. For the purposes of this Agreement, "Subsidiary" shall mean any corporation or other entity of which at least a majority of the securities or other ownership interest having ordinary voting power (absolutely or contingently) for the election of directors or other persons performing similar functions are at the time owned directly or indirectly by the Company and/or any of its other Subsidiaries. The Company owns, directly or indirectly, all of the outstanding stock or other interests of such Subsidiary. All of the outstanding shares of capital stock of each Subsidiary have been duly authorized and validly issued, and are fully paid and nonassessable. There are no outstanding preemptive, conversion or other rights, options, warrants or agreements granted or issued by or binding upon any Subsidiary for the purchase or acquisition of any shares of capital stock of any

Subsidiary or any other securities convertible into, exchangeable for or evidencing the rights to subscribe for any shares of such capital stock. Neither the Company nor any Subsidiary is subject to any obligation (contingent or otherwise) to repurchase or otherwise acquire or retire any shares of the capital stock of any Subsidiary or any convertible securities, rights, warrants or options of the type described in the preceding sentence. Neither the Company nor any Subsidiary is party to, nor has any knowledge of, any agreement restricting the voting or transfer of any shares of the capital stock of any Subsidiary.

     (h) No Material Adverse Effect. Since September 30, 2003, except as identified and described in the Commission Documents or in Schedule 2.1(h) hereto, there has not been:

          (i) any change in the consolidated assets, liabilities, financial condition or operating results of the Company from that reflected in the financial statements included in the 2002 20-F, except for changes in the ordinary course of business which have not and could not reasonably be expected to have a Material Adverse Effect, individually or in the aggregate;

          (ii) any declaration or payment of any dividend, or any authorization or payment of any distribution, on any of the capital stock of the Company, or any redemption or repurchase of any securities of the Company;

          (iii) any material damage, destruction or loss, whether or not covered
     by  insurance  to  any  assets  or   properties   of  the  Company  or  its
     Subsidiaries;

          (iv) any waiver, not in the ordinary course of business, by the Company or any Subsidiary of a material right or of a material debt owed to it;

          (v) any satisfaction or discharge of any lien, claim or encumbrance or payment of any obligation by the Company or a Subsidiary, except in the ordinary course of business and which is not material to the assets, properties, financial condition, operating results or business of the Company and its Subsidiaries taken as a whole (as such business is presently conducted and as it is proposed to be conducted);

          (vi) any change or amendment to the Company's memorandum of association or Articles, or material change to any material contract or arrangement by which the Company or any Subsidiary is bound or to which any of their respective assets or properties is subject;

          (vii) any material labor difficulties or labor union organizing activities with respect to employees of the Company or any Subsidiary;

          (viii) any transaction entered into by the Company or a Subsidiary other than in the ordinary course of business;

          (ix) the loss of the services of any key employee, or material change in the composition or duties of the senior management of the Company or any Subsidiary;

          (x) the loss or threatened loss of any customer which has had or could reasonably be expected to have a Material Adverse Effect; or

          (xi) any other event or condition of any character that has had or could reasonably be expected to have a Material Adverse Effect.

     (i) No Undisclosed Liabilities. Except as set forth on Schedule 2.1(i) hereto or in the Form 20-F and in the Commission Documents, neither the Company nor any of its Subsidiaries has any liabilities, obligations, claims or losses (whether liquidated or unliquidated, secured or unsecured, absolute, accrued, contingent or otherwise) other than those incurred in the ordinary course of the Company's or its Subsidiaries respective businesses and which, individually or in the aggregate, do not or would not have a Material Adverse Effect on the Company or its Subsidiaries.

     (j) No Undisclosed Events or Circumstances. Except as set forth on Schedule 2.1(j) hereto, no event or circumstance has occurred or exists with respect to the Company or its Subsidiaries or their respective businesses, properties, prospects, operations or financial condition, which, under applicable law, rule or regulation, requires public disclosure or announcement by the Company but which has not been so publicly announced or disclosed.

     (k) Indebtedness. The Commission Documents or Schedule 2.1(k) hereto sets forth as of a recent date all outstanding secured and unsecured Indebtedness of the Company or any Subsidiary, or for which the Company or any Subsidiary has commitments. For the purposes of this Agreement, "Indebtedness" shall mean (a) any liabilities for borrowed money or amounts owed in excess of $50,000 (other than trade accounts payable incurred in the ordinary course of business), (b) all guaranties, endorsements and other contingent obligations in respect of Indebtedness of others, whether or not the same are or should be reflected in the Company's balance sheet (or the notes thereto), except guaranties by endorsement of negotiable instruments for deposit or collection or similar transactions in the ordinary course of business; and (c) the present value of any lease payments in excess of $50,000 due under leases required to be capitalized in accordance with GAAP. Except as set forth on Schedule 2.1(k), neither the Company nor any Subsidiary is in default with respect to any Indebtedness.

     (l) Title to Assets. Each of the Company and the Subsidiaries has good and marketable title to all of its real and personal property, including but not limited to intellectual property, reflected in the Form 20-F, free and clear of any mortgages, pledges, charges, liens, security interests or other encumbrances, except for those indicated in the Commission Documents or on
Schedule 2.1(l) hereto or such that, individually or in the aggregate, do not cause a Material Adverse Effect on the Company's financial condition or operating results. All said leases of the Company and each of its Subsidiaries are valid and subsisting and in full force and effect.

     (m) Actions Pending or Threatened. There is no action, suit, claim, investigation, arbitration, alternate dispute resolution proceeding or any other proceeding pending or, to the knowledge of the Company, threatened against the Company or any Subsidiary which questions the validity of this Agreement or any of the other Transaction Documents or the transactions contemplated hereby or thereby or any action taken or to be taken pursuant hereto or thereto. Except as set forth in the Commission Documents or on Schedule 2.1(m) hereto, there is no action, suit, claim, investigation, arbitration, alternate dispute resolution proceeding or any other proceeding pending or, to the knowledge of the Company, threatened, against or involving the Company, any Subsidiary or any of their respective properties or assets which could, if there were an unfavorable decision, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect. Except as set forth in the Commission Documents or Schedule 2.1(m) hereto, there are no outstanding orders, judgments, injunctions, awards or decrees of any court, arbitrator or governmental or regulatory body against the Company or any Subsidiary or any officers or directors of the Company or Subsidiary in their capacities as such.

     (n) Compliance with Law. The business of the Company and the Subsidiaries has been and is presently being conducted in accordance with all applicable foreign laws and regulations (including but not limited to compliance with the Israeli Companies Law and all other applicable Israeli laws and regulations), federal, state and local governmental laws, rules, regulations and ordinances, except as set forth in the Commission Documents, or such that, individually or in the aggregate, do not cause a Material Adverse Effect. The Company and each of its Subsidiaries have all franchises, permits, licenses, consents and other governmental or regulatory authorizations and approvals necessary for the conduct of its business as now being conducted by it unless the failure to possess such franchises, permits, licenses, consents and other governmental or regulatory authorizations and approvals, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect.

     (o) Taxes. Except as set forth in the Commission Documents, the Company and each of the Subsidiaries has accurately prepared and timely filed all foreign, federal, state and other material tax returns required by law to be filed by it, has paid or made provisions for the payment of all taxes shown to be due and all additional assessments, and adequate provisions have been and are reflected in the financial statements of the Company and the Subsidiaries for all material current taxes and other charges to which the Company or any Subsidiary is subject and which are not currently due and payable. Except as specified in the Form 20-F, neither the Company nor any of its Subsidiaries is currently the subject of an audit by any tax authority. The Company has no knowledge of any additional assessments, adjustments or contingent tax liability (whether federal or state) of any nature whatsoever, whether pending or threatened against the Company or any Subsidiary for any period, nor of any basis for any such assessment, adjustment or contingency.

     (p) Certain Fees. Except as set forth in this Agreement or on Schedule 2.1(p) hereto, no brokers, finders or financial advisory fees or commissions will be payable by the Company or any Subsidiary or any Purchaser with respect to the transactions contemplated by this Agreement.

     (q) Disclosure. To the best of the Company's knowledge, neither this Agreement or the Schedules hereto nor any other documents, certificates or instruments furnished to the Purchasers by or on behalf of the Company or any Subsidiary in connection with the transactions contemplated by this Agreement contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made herein or therein, in the light of the circumstances under which they were made herein or therein, not misleading.

     (r) Intellectual Property. For purposes of the representations and warranties within this sub-section, the term "Intellectual Property" means all of the following: (i) patents, patent applications, patent disclosures and inventions (whether or not patentable and whether or not reduced to practice);
(ii) trademarks, service marks, trade dress, trade names, corporate names, logos, slogans and Internet domain names, together with all goodwill associated with each of the foregoing; (iii) copyrights and copyrightable works;
(iv)registrations, applications and renewals for any of the foregoing; (v) trade secrets, confidential information and know-how (including but not limited to ideas, formulae, compositions, manufacturing and production processes and techniques, research and development information, drawings, specifications, designs, business and marketing plans, and customer and supplier lists and related information); and (vi) proprietary computer software (including but not limited to data, data bases and documentation).

          (i)  Except  as set  forth  in  Schedule  2.1(r)(i),  no  Intellectual
     Property of the Company or its Subsidiaries which is necessary for the conduct of Company's and each of its Subsidiaries' respective businesses as currently conducted has been or is now involved in any cancellation, dispute or litigation, and, to the Company's knowledge, no such action is threatened. Neither the Company nor any of its Subsidiaries has any registered patents, trademarks, service marks or copyrights.

          (ii) The Company and its Subsidiaries own the Intellectual Property that is necessary for the conduct of Company's and each of its Subsidiaries' respective businesses as currently conducted or as currently proposed to be conducted, free and clear of all liens, encumbrances, adverse claims or obligations to license all such owned Intellectual Property, other than licenses entered into in the ordinary course of the Company's and its Subsidiaries' businesses. The Company and its Subsidiaries have a valid and enforceable right to use all other Intellectual Property used or held for use in the respective businesses of the Company and its Subsidiaries. The Company and its Subsidiaries have the right to use all of the owned and licensed Intellectual Property which is necessary for the conduct of Company's and each of its Subsidiaries' respective businesses as currently conducted in all jurisdictions in which they conduct their businesses.

          (iii) Except as set forth in the Form 20-F, the Company and each of the Subsidiaries owns or possesses all patents, trademarks, domain names (whether or not registered) and any patentable improvements or copyrightable derivative works thereof, websites and intellectual property rights relating thereto, service marks, trade names, copyrights, licenses and authorizations that are necessary or material for use in connection with their respective businesses as described in the Form 20-F and which the failure to so have could, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect. Neither the Company nor any Subsidiary has received a written notice that the foregoing intellectual property rights used by the Company or any Subsidiary violates or infringes upon the rights of any other party.

          (iv) The Company and each of its Subsidiaries have taken reasonable steps to maintain, police and protect the Intellectual Property which it owns and which is necessary for the conduct of Company's and each of its Subsidiaries' respective businesses as currently conducted, including the execution of appropriate confidentiality agreements and intellectual property and work product assignments and releases. The Company's Intellectual Property and conduct of the Company's and its Subsidiaries' businesses as currently conducted does not infringe or otherwise impair or conflict with (collectively, "Infringe") any Intellectual Property rights of any third party, and, to the best of the Company's knowledge, the Intellectual Property rights of the Company and its Subsidiaries which are necessary for the conduct of Company's and each of its Subsidiaries' respective businesses as currently conducted or as currently proposed to be conducted are not being Infringed by any third party.

          (v) Neither the Company nor any of its Subsidiaries is using or licensing any third-party software, including but not limited to open-source software, that is subject to the GNU General Public License or Limited General Public License, or any other licensing terms that require the display, disclosure, sharing or distribution of all or part of the source code of any of the Company's or its Subsidiaries' software products or technologies. Schedule 2.1(r)(v) itemizes all third-party software, including but not limited to open-source software, that is contained within, integrated, compiled, bundled or otherwise embedded within the Company's or any of its Subsidiaries' software products or technologies.

          (vi) All software material to the Company's business owned by the Company or any of its Subsidiaries, and, to the best of the Company's knowledge, all software licensed from third parties by the Company or any of its Subsidiaries, (1) is free from any material defect, bug, virus, or programming, design or documentation error; (2) operates and runs in a reasonable and efficient business manner; and (3) conforms in all material respects to the specifications and purposes thereof.

          (vii) Except as disclosed in Schedule 2.1(r)(vii), the source code of the Company's or any of its Subsidiaries' software products has not been licensed or otherwise made available to any third parties, excluding any software escrow trustee pursuant to an escrow agreement and employees and/or consultants of the Company or its Subsidiaries pursuant to appropriate confidentiality and proprietary information agreements or provisions. With respect to the third parties included in Schedule 2.1(r)(vii), if any, to the best of the Company's knowledge, such third parties have not violated the limitations on use of the Company's source code or otherwise infringed the Company's intellectual property rights relating to such source code.


     (s) Environmental Compliance. The Company and each of its Subsidiaries have obtained all material approvals, authorization, certificates, consents, licenses, orders and permits or other similar authorizations of all governmental authorities, or from any other person, that are required under any Environmental Laws.

     (t) Books and Record Internal Accounting Controls. The books and records of the Company and its Subsidiaries, and the periodic consolidated financial statements of the Company, are recorded on a timely basis and accurately reflect in all material respects the information relating to the business of the Company and the Subsidiaries, the location and collection of their assets, and the nature of all transactions giving rise to the obligations or accounts receivable of the Company or any Subsidiary. The Company and each of its Subsidiaries maintain a system of internal accounting controls sufficient, in the best judgment of the Company and its outside auditors, to provide reasonable assurance that (i) transactions are executed in accordance with management's general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management's general or specific authorization and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate actions is taken with respect to any differences.

     (u)  Material  Agreements.  Except  as set  forth  in the  Form  20-F or on
Schedule 2.1(u) hereto, neither the Company nor any Subsidiary is a party to any written or oral contract, instrument, agreement, commitment, obligation, plan or arrangement of material importance to the Company ("Material Agreements"). For purposes of this Agreement, "Material Agreements" shall mean any agreements, understandings, instruments, oral contracts, commitments, obligations, arrangements, proposed transactions, judgments, orders, writs or decrees to which the Company is a party or by which it is bound that may involve (i) obligations (contingent or otherwise) of, or payments to the Company in excess of $500,000, or (ii) intellectual property rights of the Company and/or the intellectual property rights of any third party (other than the license of the Company's software and products in the ordinary course of business), or (iii) restrictions or limitations on the Company's right to do business or compete in any area or any field with any person, firm or company. Except as set forth on
Schedule 2.1(u), the Company and each of its Subsidiaries has in all material respects performed all the obligations required to be performed by them to date under the foregoing agreements, have received no notice of default and, to the best of the Company's knowledge are not in default under any Material Agreement now in effect, the result of which could cause a Material Adverse Effect. Except as set forth on Schedule 2.1(u), no written or oral contract, instrument, agreement, commitment, obligation, plan or arrangement of the Company or of any Subsidiary limits or shall limit the payment of interest on the Notes, or dividends on its Common Stock.

     (v) Transactions with Affiliates. Except as set forth in the Commission Documents or on Schedule 2.1(v) hereto, there are no loans, leases, agreements, contracts, royalty agreements, management contracts or arrangements or other continuing transactions between (a) the Company or any Subsidiary on the one hand, and (b) on the other hand, any officer or director of the Company, or any of its Subsidiaries, or any person owning any capital stock of the Company or any Subsidiary or any member of the immediate family of such officer or director or any corporation or other entity controlled by such officer, director or stockholder, or a member of the immediate family of such officer, director or stockholder.

     (w) Securities Act of 1933. Based in material part upon the representations herein of the Purchasers, the Company has complied and will comply with all applicable federal and state, as well as relevant Israeli securities laws in connection with the offer, issuance and sale of the Notes, the Warrants, the Conversion Shares and the Warrant Shares hereunder. Neither the Company nor anyone acting on its behalf, directly or indirectly, has or will sell, offer to sell or solicit offers to buy any of the Securities, or similar securities to, or solicit offers with respect thereto from, or enter into any preliminary conversations or negotiations relating thereto with, any person, or has taken or will take any action so as to bring the issuance and sale of any of the Securities under the registration provisions of the Securities Act and applicable state securities laws, and neither the Company nor any of its affiliates, nor any person acting on its or their behalf, has engaged in any form of general solicitation or general advertising (within the meaning of Regulation D under the Securities Act) in connection with the offer or sale of any of the Securities.

     (x) Employees. Neither the Company nor any Subsidiary has any collective bargaining arrangements or agreements covering any of its employees, except as set forth in the Form 20-F. No material labor dispute with the employees of the Company or any Subsidiary exists or, to the best of the Company's knowledge, is imminent.

     (y) Absence of Certain Developments. Except as provided on Schedule 2.1(y) hereto or in the Commission Documents, since September 30, 2003, neither the Company nor any Subsidiary has:

          (i) issued any stock, bonds or other corporate securities or any rights, options or warrants with respect thereto;

          (ii) borrowed any amount or incurred or become subject to any liabilities (absolute or contingent) except current liabilities incurred in the ordinary course of business which are comparable in nature and amount to the current liabilities incurred in the ordinary course of business during the comparable portion of its prior fiscal year, as adjusted to reflect the current nature and volume of the Company's or such Subsidiary's business;

          (iii) discharged or satisfied any lien or encumbrance or paid any obligation or liability (absolute or contingent), other than current liabilities paid in the ordinary course of business;

          (iv) sold, assigned or transferred any other tangible assets, or canceled any debts or claims, except in the ordinary course of business;

          (v) sold, assigned or transferred any patent rights, trademarks, trade names, copyrights, trade secrets or other intangible assets or intellectual property rights, or disclosed any proprietary confidential information to any person except to customers in the ordinary course of business or to the Purchasers or their representatives;

          (vi) suffered any substantial losses or waived any rights of material value, whether or not in the ordinary course of business, or suffered the loss of any material amount of prospective business;

          (vii) made any changes in employee compensation except in the ordinary course of business and consistent with past practices;

          (viii)  made  capital  expenditures  or  commitments   therefore  that
     aggregate in excess of $100,000;

          (ix) entered into any other material transaction, whether or not in the ordinary course of business;

          (x) made charitable contributions or pledges in excess of $25,000;

          (xi) experienced any material problems with labor or management in connection with the terms and conditions of their employment;

          (xii) effected any two or more events of the foregoing kind which in the aggregate would be material to the Company or its Subsidiaries; or entered into an agreement, written or otherwise, to take any of the foregoing actions.

     (z) Use of Proceeds. The proceeds from the sale of the Notes and the Warrant Shares will be used by the Company for working capital and general corporate purposes.

     (aa) Investment Company Act Status. The Company is not, and as a result of and immediately upon the Closing will not be, an "investment company" or a company "controlled" by an "investment company," within the meaning of the Investment Company Act of 1940, as amended.

     (bb) Insurance Coverage. The Company and each Subsidiary maintain in full force and effect insurance coverage that the Company reasonably believes to be adequate.

     (cc) Compliance with Nasdaq Continued Listing Requirements. The Company is in compliance with applicable Nasdaq National Market continued listing requirements. There are no proceedings pending or, to the best of the Company's knowledge, threatened against the Company relating to the continued listing of the Company's Common Stock on the Nasdaq National Market and the Company has not received any notice of, nor to the best of the Company's knowledge is there any basis for, the delisting of the Common Stock from the Nasdaq National Market.

     (dd) Questionable Payments. Neither the Company nor any of its subsidiaries nor, to the best of the Company's knowledge, any of their respective current or former shareholders, directors, officers, employees, agents or other persons acting on behalf of the Company or any subsidiary, has on behalf of the Company or any subsidiary or in connection with their respective businesses: (a) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity; (b) made any direct or indirect unlawful payments to any governmental officials or employees from corporate funds; (c) established or maintained any unlawful or unrecorded fund of corporate monies or other assets; (d) made any false or fictitious entries on the books and records of the Company or any subsidiary; or (e) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment of any nature.

     Section 2.2 Representations and Warranties of the Purchasers. Each of the Purchasers hereby makes the following representations and warranties to the Company with respect solely to itself and not with respect to any other
Purchaser:

     (a) Organization and Standing of the Purchasers. If the Purchaser is an entity, such Purchaser is a corporation or partnership duly incorporated or organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization.

     (b) Authorization and Power. Each Purchaser has the requisite power and authority to enter into and perform this Agreement and to purchase the Notes and Warrants being sold to it hereunder. The execution, delivery and performance of this Agreement and the Registration Rights Agreement by such Purchaser and the consummation by it of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate or partnership action, and no further consent or authorization of such Purchaser or its Board of Directors, stockholders, or partners, as the case may be, is required. Each of this Agreement and the Registration Rights Agreement has been duly authorized, executed and delivered by such Purchaser and constitutes, or shall constitute when executed and delivered, a valid and binding obligation of such Purchaser enforceable against such Purchaser in accordance with the terms thereof.

     (c) No Conflicts. The execution, delivery and performance of this Agreement and the Registration Rights Agreement and the consummation by such Purchaser of the transactions contemplated hereby and thereby or relating hereto do not and will not (i) result in a violation of such Purchaser's charter documents or bylaws or other organizational documents or (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of any agreement, indenture or instrument or obligation to which such Purchaser is a party or by which its properties or assets are bound, or result in a violation of any law, rule, or regulation, or any order, judgment or decree of any court or governmental agency applicable to such Purchaser or its properties (except for such conflicts, defaults and violations as would not, individually or in the aggregate, have a material adverse effect on such Purchaser). Such Purchaser is not required to obtain any consent, authorization or order of, or make any filing or registration with, any court or governmental agency in order for it to execute, deliver or perform any of its obligations under this Agreement or the Registration Rights Agreement or to purchase the Notes, the Warrants, the Conversion Shares and the Warrant Shares in accordance with the terms hereof or thereof, provided that for purposes of the representation made in this sentence, such Purchaser is assuming and relying upon the accuracy of the relevant representations and agreements of the Company herein.

     (d) Acquisition for Investment. Each Purchaser is acquiring the Notes and the Warrants solely for its own account for the purpose of investment and not with a view to or for sale in connection with distribution. Such Purchaser does not have a present intention to sell the Securities, nor a present arrangement (whether or not legally binding) or intention to effect any distribution of the Securities to or through any person or entity; provided, however, that by making the representations herein and subject to Section 2.2(h) below, such Purchaser does not agree to hold the Securities for any minimum or other specific term and reserves the right to dispose of the Securities at any time in accordance with Federal and state securities laws applicable to such disposition. Such Purchaser acknowledges that it is able to bear the financial risks associated with an investment in the Securities and that it has been given full access to such records of the Company and the Subsidiaries and to the officers of the Company and the Subsidiaries and received such information as it has deemed necessary or appropriate to conduct its due diligence investigation and has sufficient knowledge and experience in investing in companies similar to the Company in terms of the Company's stage of development so as to be able to evaluate the risks and merits of its investment in the Company.

     (e) Status of Purchasers. Each Purchaser is an "accredited investor" as defined in Regulation D promulgated under the Securities Act. Such Purchaser is not required to be registered as a broker-dealer under Section 15 of the Exchange Act.

     (f) Opportunities for Additional Information. Each Purchaser acknowledges that such Purchaser has had the opportunity to ask questions of and receive answers from, or obtain additional information from, the executive officers of the Company concerning the financial and other affairs of the Company, and to the extent deemed necessary in light of such Purchaser's personal knowledge of the Company's affairs, such Purchaser has asked such questions and received answers to the full satisfaction of such Purchaser, and such Purchaser desires to invest in the Company.

     (g) No General Solicitation. Each Purchaser acknowledges that the Securities were not offered to such Purchaser by means of any form of general or public solicitation or general advertising, or publicly disseminated advertisements or sales literature, including (i) any advertisement, article, notice or other communication published in any newspaper, magazine, or similar media, or broadcast over television or radio, or (ii) any seminar or meeting to which such Purchaser was invited by any of the foregoing means of communications.

     (h) Rule 144. Each Purchaser understands that the Securities must be held indefinitely unless such Securities are registered under the Securities Act or an exemption from registration is available. Such Purchaser acknowledges that such Purchaser is familiar with Rule 144 of the rules and regulations of the Commission, as amended, promulgated pursuant to the Securities Act ("Rule 144"), and that such person has been advised that Rule 144 permits resales only under certain circumstances. Such Purchaser understands that to the extent that Rule 144 is not available, such Purchaser will be unable to sell any Securities without either registration under the Securities Act or the existence of another exemption from such registration requirement.

     (i) General. Each Purchaser understands that the Securities are being offered and sold in reliance on a transactional exemption from the registration requirement of Federal and state securities laws and the Company is relying upon the truth and accuracy of the representations, warranties, agreements, acknowledgments and understandings of such Purchaser set forth herein in order to determine the applicability of such exemptions and the suitability of such Purchaser to acquire the Securities.

     (j) Shareholding Representation. The Purchasers, individually and as a group, currently hold less than twenty five percent (25%) of the issued and outstanding share capital of the Company of the Company and no voting agreement exists between the Purchasers and any other shareholder of the Company.

                                  ARTICLE III

                                    Covenants

         The Company covenants with each of the Purchasers as follows, which covenants are for the benefit of the Purchasers and their permitted assignees (as defined herein).

     Section 3.1 Limitation of Actions. Commencing on the date hereof and continuing until the earlier of (i) six months from the date of the Closing and
(ii) the termination of this Agreement in accordance with its terms (the "Restricted Period"), the Company shall not and shall not agree to (i) issue or sell any shares of its capital stock or warrants, rights, or options giving the holder thereof the right to acquire shares of capital stock or any security convertible into or exercisable for or exchangeable into shares of the Company's capital stock, except pursuant to the exercise or conversion of securities outstanding prior to the date hereof, (ii) issue or sell any notes, bonds, debentures or other evidences of indebtedness or warrants, rights, or options giving the holder thereof the right to acquire any notes, bonds, debentures or other evidences of indebtedness, or (iii) incur, assume or suffer to exist, directly or indirectly, any indebtedness for borrowed money other than indebtedness outstanding at the date hereof and other than trade payables incurred in the ordinary course of business consistent with past practice; provided, however, that during the Restricted Period, the Company shall be entitled to issue or sell any shares of its capital stock or warrants or rights giving the holder thereof the right to acquire shares of capital stock or any security convertible into or exercisable for or exchangeable into shares of the Company's capital stock in a financing transaction approved by a majority of the members of the Board of Directors in which the price for the capital stock and the exercise and conversion price for such securities is equal to or greater than $1.75 per share (appropriately adjusted for any stock split, reverse stock split, stock dividend or other reclassification or combination of the Common Stock occurring after the date hereof).

     Section 3.2 Securities Compliance. The Company shall notify the Commission in accordance with their rules and regulations, of the transactions contemplated by any of the Transaction Documents, including filing a Form D with respect to the Notes, Warrants, Conversion Shares and Warrant Shares as required under Regulation D, and shall take all other necessary action and proceedings as may be required and permitted by applicable law, rule and regulation, for the legal and valid issuance of the Notes, the Warrants, the Conversion Shares and the Warrant Shares to the Purchasers or subsequent holders.

     Section 3.3 Registration and Listing. The Company will cause its Common Stock to continue to be registered under Sections 12(g) of the Exchange Act, will comply in all respects with its reporting and filing obligations under the Exchange Act, will comply with all requirements related to any registration statement filed pursuant to this Agreement or the Registration Rights Agreement, and will not take any action or file any document (whether or not permitted by the Securities Act or the rules promulgated thereunder) to terminate or suspend such registration or to terminate or suspend its reporting and filing obligations under the Exchange Act or Securities Act, except as permitted herein. The Company will take all action necessary to continue the listing or trading of its Common Stock on the Nasdaq National Market, or if such listing is no longer available, on the over-the-counter electronic bulletin board. As set forth in the Registration Rights Agreement, within one hundred and fifty (150) days of Closing, the Company shall complete the registration of the Conversion Shares and Warrant Shares under the Securities Act .

     Section 3.4 Compliance with Laws. The Company shall comply, and cause each Subsidiary to comply, with all applicable laws, rules, regulations and orders, noncompliance with which could have a Material Adverse Effect.

     Section 3.5 Keeping of Records, Books of Account and Minutes. The Company shall keep and cause each Subsidiary to keep adequate records and books of account, in which complete entries will be made in accordance with GAAP consistently applied, reflecting all financial transactions of the Company and its Subsidiaries, and in which, for each fiscal year, all proper reserves for depreciation, depletion, obsolescence, amortization, taxes, bad debts and other purposes in connection with its business shall be made. The Company shall also keep adequate minutes, in the English language, of all meetings of its Board of Directors, Audit Committee and any other committee of the Board and shall submit all such minutes to the review of the Company's legal counsel and outside auditors on as timely basis.

     Section 3.6 Amendments. The Company shall not amend or waive any provision of the Articles of the Company in any way that would adversely affect exercise rights, voting rights, conversion rights, prepayment rights or redemption rights of the holder of the Notes.

     Section 3.7 Other Agreements. The Company shall not enter into any agreement in which the terms of such agreement would materially restrict or impair the right or ability to perform of the Company or any Subsidiary under any Transaction Document.

     Section 3.8 Distributions. Except with the vote or consent of a majority the Notes then outstanding, the Company agrees that it shall not (i) declare or pay any dividends (other than a stock dividend or stock split) or make any distributions to any holder(s) of Common Stock or (ii) purchase or otherwise acquire for value, directly or indirectly, any Common Stock or other equity security of the Company

     Section 3.9 Appointment of Directors. Upon the Closing, Messrs. Shimon Alon, Ron Zuckerman and Aki Ratner shall be appointed to the Company's Board of Directors until the 2004 Annual Meeting of Shareholders. For so long as the Purchasers continue to beneficially own at least five percent (5%) of the issued and outstanding Common Stock of the Company, on an as-converted basis (excluding Common Stock issuable upon the exercise of Warrants that have not been exercised), the Purchasers as a group shall have the right, but not the obligation, to designate one member for election to the Board of Directors of the Company (the "Purchaser Director"). For so long as the Purchasers continue to beneficially own at least fifteen percent (15%) of the issued and outstanding Common Stock of the Company, on an as-converted basis (excluding Common Stock issuable upon the exercise of Warrants that have not been exercised), the Purchasers as a group shall have the right, but not the obligation, to designate two members for election to the Board of Directors of the Company. The Company will use its best efforts to ensure that such Purchaser Director(s) is/are duly elected to the Board of Directors of the Company. Subject to applicable law and Nasdaq rules and regulations, the Purchaser Director(s) shall also serve on each committee of the Board of Directors of the Company.

     Section 3.10 Future Financings; Right of Participation (a) For purposes of this Agreement, a "Subsequent Financing" shall be defined as any subsequent offer or sale to, or exchange with (or other type of distribution to), any third party of Common Stock or any securities convertible, exercisable or exchangeable into Common Stock, including debt securities so convertible, in a private transaction (collectively, the "Financing Securities") other than a Permitted Financing (as defined hereinafter). For purposes of this Agreement, "Permitted Financing" shall mean any transaction involving (i) the Company's issuance of any Financing Securities (other than for cash) in connection with a merger and/or acquisition, consolidation, sale or disposition of all or substantially all of the Company's assets, (ii) the Company's issuance of Financing Securities in connection with strategic license agreements so long as such issuances are not for the purpose of raising capital, (iii) the Company's issuance of Financing Securities in connection with underwritten public offerings of its securities, (iv) the Company's issuance of Common Stock or the issuance or grants of options to purchase Common Stock pursuant to the Company's stock option plans and employee stock purchase plans outstanding on the date hereof or the issuance of Common Stock or the issuance or grants of options to purchase Common Stock pursuant to amendments to existing stock incentive or employee stock purchase plans or new stock incentive or employee stock purchase plans adopted after the date of this Agreement which are approved by the Board of Directors, and (v) as a result of the exercise of options or warrants or conversion of convertible notes which are granted or issued as of the date of this Agreement.

     (b) During the period commencing on the Closing Date and ending on the second (2nd) anniversary of the Closing Date, the Company covenants and agrees to promptly notify (in no event later than five (5) days after making or receiving an applicable offer) in writing (a "Rights Notice") the Purchasers so long as they continue to hold two percent (2%) of the Company's issued and outstanding shares of the terms and conditions of any proposed Subsequent Financing. The Rights Notice shall describe, in reasonable detail, the proposed Subsequent Financing, the proposed closing date of the Subsequent Financing which shall be within thirty (30) calendar days from the date of the Rights Notice, including, without limitation, all of the terms and conditions thereof. The Rights Notice shall provide the Purchasers an option

(the "Rights Option") during the five (5) trading days following delivery of the Rights Notice (the "Option Period") to inform the Company whether the Purchasers acting as a group wish to retain their percentage ownership on a fully diluted basis of the Company's issued and outstanding shares by participating in the Subsequent Financing upon the same, absolute terms and conditions as contemplated by such Subsequent Financing (the "First Refusal Rights"). Delivery of any Rights Notice constitutes a representation and warranty by the Company that there are no other material terms and conditions, arrangements, agreements or otherwise except for those disclosed in the Rights Notice, to provide additional compensation to any party participating in any proposed Subsequent Financing, including, but not limited to, additional compensation based on changes in the Purchase Price or any type of reset or adjustment of a purchase or conversion price or to issue additional securities at any time after the closing date of a Subsequent Financing. If the Company does not receive notice of exercise of the Rights Option from the Purchasers within the Option Period, the Company shall have the right to close the Subsequent Financing within ninety
(90) days of the expiration of the Option Period; provided that all of the material terms and conditions of the closing are the same as those provided to the Purchasers in the Rights Notice. If the closing of the proposed Subsequent Financing does not occur within ninety (90) days of the expiration of the Option Period, any closing of the contemplated Subsequent Financing or any other Subsequent Financing shall be subject to all of the provisions of this Section 3.10, including, without limitation, the delivery of a new Rights Notice. The provisions of this Section 3.10(b) shall not apply to issuances of Financing Securities in a Permitted Financing.

     Section 3.11 Transfer Agent Instructions. The Company shall issue irrevocable instructions to its transfer agent, and any subsequent transfer agent, to issue certificates, registered in the name of each Purchaser or its respective nominee(s), for the Conversion Shares and the Warrant Shares in such amounts as specified from time to time by each Purchaser to the Company upon conversion of the Notes or exercise of the Warrants in the form of Exhibit E attached hereto (the "Irrevocable Transfer Agent Instructions"). Prior to registration of the Conversion Shares and the Warrant Shares under the Securities Act, all such certificates shall bear the restrictive legend specified in Section 6.1 of this Agreement. The Company warrants that no instruction other than the Irrevocable Transfer Agent Instructions referred to in this Section 3.11 will be given by the Company to its transfer agent and that the Conversion Shares and Warrant Shares shall otherwise be freely transferable on the books and records of the Company as and to the extent provided in this Agreement and the Registration Rights Agreement. Nothing in this Section 3.11 shall affect in any way each Purchaser's obligations and agreements set forth in
Section 6.1 to comply with all applicable prospectus delivery requirements, if any, upon resale of the Conversion Shares and the Warrant Shares. If a Purchaser provides the Company with an opinion of counsel satisfactory to the Company, in a generally acceptable form, to the effect that a public sale, assignment or transfer of the Conversion Shares or Warrant Shares may be made without registration under the Securities Act or the Purchaser provides the Company with reasonable assurances that the Conversion Shares or Warrant Shares can be sold pursuant to Rule 144(k) as of a particular date that can then be immediately sold, the Company shall permit the transfer, and, in the case of the Conversion Shares and the Warrant Shares, promptly instruct its transfer agent to issue one or more certificates in such name and in such denominations as specified by such Purchaser and without any restrictive legend. The Company acknowledges that a breach by it of its obligations under this Section 3.11 will cause irreparable harm to the Purchasers by vitiating the intent and purpose of the transaction contemplated hereby. Accordingly, the Company acknowledges that the remedy at law for a breach of its obligations under this Section 3.11 will be inadequate and agrees, in the event of a breach or threatened breach by the Company of the provisions of this Section 3.11, that the Purchasers shall be entitled, in addition to all other available remedies, to an order and/or injunction restraining any breach and requiring immediate issuance and transfer, without the necessity of showing economic loss and without any bond or other security being required.

     Section 3.12 Limitation on Right to "Call" and Extension of Expiration and Modification of Certain Warrants. On December 30, 2003 the Purchasers purchased from Special Situations Fund Series A Warrants to purchase 2,208,489 shares of the Company's Common Stock and Series B Warrants to purchase 736,162 shares of the Company's Common Stock. Subject to shareholder approval, the Company shall not exercise its right to Call the Purchasers' Series A and/or Series B Warrants, pursuant to Section 18 of the warrant certificates, until April 1, 2005. In addition, the Company shall use its best efforts to obtain shareholder approval to extend the period of exercise of the Series A and Series B Warrants by one (1) additional year (the date of expiration of such warrants shall be extended from October 24, 2005 to October 24, 2006). It is also agreed that as a result of the issuance of the Notes and Warrants pursuant to this Agreement, the exercise price of the Series B Warrants held by the Purchasers will be reduced only to $2.00.

     Section 3.13 Stockholder Approval. The Company covenants and agrees, as soon as practicable, to solicit through a Proxy Statement and Notice of Special Meeting, as one proposed transaction, stockholder approval of the terms and conditions for the issuance of the Notes and Warrants described herein, the one-year extension of certain warrants acquired by Purchasers, the approval of the amendments to the Employment and Services Agreement of Arie Gonen, Chairman and CEO of the Company in the form attached hereto as Exhibit F hereto (the "Employment Agreement") and all other relevant approvals required under applicable law (collectively, the "Stockholder Approval").

     Section 3.14 Prompt Notification of Conversion Price and Exercise Price Adjustment. The Company shall notify Purchasers of any event that triggers any adjustment of the conversion price of the Notes or exercise price of the Series A or Series B Warrants or the Warrants, pursuant to the price adjustment provisions under each such instrument, within five (5) business days of the occurrence of such event.

     Section 3.15 Consent to Certain Transactions. Consent of the holders of a majority of the Notes shall be required for any action by the Company that authorizes, creates, reclassifies or issues any debt or equity security having preferences senior to or in parity with the Notes.

                                   ARTICLE IV

                                   Conditions

     Section 4.1 Conditions Precedent to the Obligation of the Company to Sell the Notes and Warrants. The obligation hereunder of the Company to issue and sell the Notes and the Warrants to the Purchasers is subject to the satisfaction or waiver, at or before the Closing, of each of the conditions set forth below. These conditions are for the Company's sole benefit and may be waived by the Company at any time in its sole discretion.

     (a) Accuracy of Each Purchaser's Representations and Warranties. The representations and warranties of each Purchaser shall be true and correct in all material respects as of the date when made and as of the Closing Date as though made at that time, except for representations and warranties that are expressly made as of a particular date, which shall be true and correct in all material respects as of such date.

     (b) Performance by the Purchasers. Each Purchaser shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by such Purchaser at or prior to the Closing.

     (c) No Injunction. No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction which prohibits the consummation of any of the transactions contemplated by this Agreement.

     (d) all approvals required for the performance of the Agreement by the Company, including Stockholder Approval, have been obtained and have not been cancelled.

     (e) Delivery of Purchase Price. The Purchase Price for the Notes and Warrants has been delivered to the Company at the Closing Date.

     (f) Delivery of Transaction Documents. The Transaction Documents have been duly executed and delivered by the Purchasers to the Company.

     (g) No Proceeding or Litigation. No action, suit or proceeding shall have been commenced or investigation threatened by any governmental authority against the Company or any Subsidiary seeking to restrain, prevent or change the transactions contemplated by this Agreement, or seeking damages in connection with such transactions.

     Section 4.2 Conditions Precedent to the Obligation of the Purchasers to Purchase the Notes and Warrants. The obligation hereunder of each Purchaser to acquire and pay for the Notes and the Warrants is subject to the satisfaction or waiver, at or before the Closing, of each of the conditions set forth below. These conditions are for each Purchaser's sole benefit and may be waived by such Purchaser at any time in its sole discretion.

     (a) Accuracy of the Company's Representations and Warranties. Each of the representations and warranties of the Company shall be true and correct in all material respects as of the date when made and as of the Closing Date as though made at that time (except for representations and warranties that are expressly made as of a particular date), which shall be true and correct in all material respects as of such date.

     (b) Performance by the Company. The Company shall have performed, satisfied and complied in all respects with all covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Company at or prior to the Closing.

     (c) No Suspension. From the date hereof to the Closing Date, trading in the Company's Common Stock shall not have been suspended by the Commission (except for any suspension that shall be terminated prior to the Closing), and, at any time prior to the Closing, trading in securities generally as reported by Bloomberg Financial Markets ("Bloomberg") shall not have been suspended or limited for a period of fifteen (15) days, or minimum prices shall not have been established on securities whose trades are reported by Bloomberg, or on the New York Stock Exchange, nor shall a banking moratorium have been declared either by the United States or New York State authorities, nor shall there have occurred any material outbreak or escalation of hostilities or other national or international calamity or crisis of such magnitude in its effect on, or any material adverse change in the U.S. financial markets which, in each case, in the judgment of such Purchaser, makes it impracticable or inadvisable to purchase the Notes.

     (d) No Injunction. No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction which prohibits the consummation of any of the transactions contemplated by this Agreement.

     (e) No Proceedings or Litigation. No action, suit or proceeding before any arbitrator or any governmental authority shall have been commenced, and no investigation by any governmental authority shall have been threatened, against the Company or any Subsidiary, or any of the officers, directors or affiliates of the Company or any Subsidiary seeking to restrain, prevent or change the transactions contemplated by this Agreement, or seeking damages in connection with such transactions.

     (f) Opinion of Counsel, Etc. The Investors shall have received an opinion from Efrati, Galili & Co., Israeli counsel to the Company, and Carter, Ledyard & Milburn, New York counsel to the Company, each dated as of the Closing Date, in form and substance attached hereto as Exhibit G. and Exhibit H, respectively.

     (g) Registration Rights Agreement. At the Closing, the Company shall have executed and delivered the Registration Rights Agreement to each Purchaser.

     (h) Warrants and Notes. At the Closing, the Company shall have delivered the originally executed Warrants (in such denominations as each Purchaser may request) to the Purchasers. At the Closing, the Company shall have delivered the originally executed Notes (in such denominations as each Purchaser may request) to the Purchasers being acquired by the Purchasers at the Closing.

     (i) Resolutions. The Board of Directors and shareholders of the Company shall have adopted resolutions in a form reasonably acceptable to Purchasers approving the terms of the Transaction Documents and the amendments to the Employment Agreement (as defined in Section 3.13)(the "Resolutions").

     (j) Reservation of Shares. As of the Closing Date, the Company shall have reserved out of its authorized and unissued Common Stock, solely for the purpose of effecting the conversion of the Notes and the exercise of the Warrants, a number of shares of Common Stock equal to at least 120% of the aggregate number of Conversion Shares issuable upon conversion of the Notes outstanding on the Closing Date and the number of Warrant Shares issuable upon exercise of the number of Warrants assuming such Warrants were granted on the Closing Date (after giving effect to the Notes and the Warrants to be issued on the Closing Date and assuming all such Notes and Warrants were fully convertible or exercisable on such date regardless of any limitation on the timing or amount of such conversions or exercises).

     (k)  Transfer   Agent   Instructions.   The   Irrevocable   Transfer  Agent
Instructions, in the form of Exhibit E attached hereto, shall have been delivered to and acknowledged in writing by the Company's transfer agent.

     (l) Secretary's Certificate. The Company shall have delivered to such Purchaser a secretary's certificate, dated as of the Closing Date, as to (i) the Resolutions, (ii) the Certificate, (iii) the Articles, each as in effect at the Closing, and (iv) the authority and incumbency of the officers of the Company executing the Transaction Documents and any other documents required to be executed or delivered in connection therewith.

     (m) Officer's Certificate. The Company shall have delivered to the Purchasers a certificate of an executive officer of the Company, dated as of the Closing Date, confirming the accuracy of the Company's representations, warranties and covenants as of the Closing Date and confirming the compliance by the Company with the conditions precedent set forth in this Section 4.2 as of the Closing Date.

     (n) Material Adverse Effect. No Material Adverse Effect shall have occurred at or before the Closing Date. The Company shall have received Stockholder Approval in accordance with the terms of Sections 3.13 and 3.12 hereof.


     Section 4.3 Termination of Obligations to Effect Closing; Effects.

     (a) The obligations of the Company, on the one hand, and the Purchasers, on the other hand, to effect the Closing shall terminate as follows:

     (i) Upon the mutual written consent of the Company and the Purchasers;

     (ii) By the Company if any of the conditions set forth in Section 4.1 shall have become incapable of fulfillment, and shall not have been waived by the Company;

     (iii) By the Purchasers if any of the conditions set forth in Section 4.2 shall have become incapable of fulfillment, and shall not have been waived by the Purchasers; or

     (iv) By either the Company or the Required Investors if the Closing has not occurred on or prior to May 15, 2004;

provided, however, that, except in the case of clause (i) above, the party seeking to terminate its obligation to effect the Closing shall not then be in breach of any of its representations, warranties, covenants or agreements contained in this Agreement or the other Agreements if such breach has resulted in the circumstances giving rise to such party's seeking to terminate its obligation to effect the Closing.

     (b) In the event of termination by the Company or the Purchasers of their obligations to effect the Closing pursuant to this Section 4.3, written notice thereof shall forthwith be given to the other parties hereto and the obligation of all parties to effect the Closing shall be terminated, without further action by any party. Nothing in this Section 4.3 shall be deemed to release any party from any liability for any breach by such party of the terms and provisions of this Agreement or the other Agreements or to impair the right of any party to compel specific performance by any other party of its obligations under this Agreement or the other agreements.

                                    ARTICLE V

                              Intentionally Omitted

                                   ARTICLE VI

                               Certificate Legends

     Section 6.1 Legend. It is understood that, until the earlier of (i) registration for resale pursuant to the Registration Rights Agreement and the resale of the securities consistent with the prospectus delivery requirements of the Securities Act, or (ii) the time when such Securities may be sold pursuant to Rule 144(k), certificates evidencing such Securities may bear the following or any similar legend:

     (a) "The securities represented hereby may not be transferred unless (i) such securities have been registered for sale pursuant to the Securities Act of 1933, as amended, (ii) such securities may be sold pursuant to Rule 144(k), or
(iii) the Company has received an opinion of counsel satisfactory to it that such transfer may lawfully be made without registration under the Securities Act of 1933 or qualification under applicable state securities laws."

     (b) If required by the authorities of any state in connection with the issuance of sale of the Securities, the legend required by such state authority.

     Section 6.2 Removal of Legend. Upon the earlier of (i) registration for resale pursuant to the Registration Rights Agreement and receipt by the Company of the Purchaser's written confirmation that such Securities were disposed of in compliance with the prospectus delivery requirements of the Securities Act or
(ii) Rule 144(k) becoming available the Company shall, upon an Purchaser's written request, promptly cause certificates evidencing the Securities to be replaced with certificates which do not bear such restrictive legends, and Conversion Shares and/or Warrant Shares subsequently issued in respect of the Notes and/or Warrants shall not bear such restrictive legends provided the provisions of either clause (i) or clause (ii) above, as applicable, are satisfied with respect to such Conversion and/or Warrant Shares. When the Company is required to cause unlegended certificates to replace previously issued legended certificates, if unlegended certificates are not delivered to a Purchaser within five (5) business days of submission by that Purchaser of legended certificate(s) to the Company's transfer agent together with a representation letter in customary form, the Company shall be liable to the Purchaser for a penalty equal to 2% of the aggregate purchase price of the Securities evidenced by such certificate(s) for each thirty (30) day period (or portion thereof) beyond such five (5) business days that the unlegended certificates have not been so delivered.


                                   ARTICLE VII

                             Intentionally Omitted.

                                  ARTICLE VIII

                                 Indemnification

     Section 8.1 General Indemnity. The Company agrees to indemnify and hold harmless the Purchasers (and their respective directors, officers, affiliates, agents, successors and assigns) from and against any and all losses, liabilities, deficiencies, costs, damages and expenses (including, without limitation, reasonable attorneys' fees, charges and disbursements) incurred by the Purchasers as a result of (i) any inaccuracy in or breach of the representations, warranties or covenants made by the Company herein or any communication between the Company and its shareholders in connection with the transactions contemplated herein, and (ii) any third party claims against the Purchasers relating primarily to the approval of the amendments to the Employment Agreement (defined in Section 4.13) of Mr. Arie Gonen as provided in the proxy materials disseminated by the Company in connection with the Stockholder Approval (as defined in Section 3.13). Each Purchaser severally but not jointly agrees to indemnify and hold harmless the Company and its directors, officers, affiliates, agents, successors and assigns from and against any and all losses, liabilities, deficiencies, costs, damages and expenses (including, without limitation, reasonable attorneys' fees, charges and disbursements) incurred by the Company as result of any inaccuracy in or breach of the representations, warranties or covenants made by such Purchaser herein. The maximum aggregate liability of each Purchaser pursuant to its indemnification obligations under this Article 8 shall not exceed the portion of the Purchase Price paid by such Purchaser hereunder. The maximum aggregate liability of the Company pursuant to its indemnification obligations under this Article 8 shall not exceed an amount equal to one hundred and five percent (105%) of the Purchase Price paid by the Purchasers hereunder plus all accrued interest at the time of interposition of a claim hereunder.

     Section 8.2 Indemnification Procedure. Any party entitled to indemnification under this Article VIII (an "indemnified party") will give written notice to the indemnifying party of any matters giving rise to a claim for indemnification; provided, that the failure of any party entitled to indemnification hereunder to give notice as provided herein shall not relieve the indemnifying party of its obligations under this Article VIII except to the extent that the indemnifying party is actually prejudiced by such failure to give notice. In case any action, proceeding or claim is brought against an indemnified party in respect of which indemnification is sought hereunder, the indemnifying party shall be entitled to participate in and, unless in the reasonable judgment of the indemnified party a conflict of interest between it and the indemnifying party may exist with respect of such action, proceeding or claim, to assume the defense thereof with counsel reasonably satisfactory to the indemnified party. In the event that the indemnifying party advises an indemnified party that it will contest such a claim for indemnification hereunder, or fails, within thirty (30) days of receipt of any indemnification notice to notify, in writing, such person of its election to defend, settle or compromise, at its sole cost and expense, any action, proceeding or claim (or discontinues its defense at any time after it commences such defense), then the indemnified party may, at its option, defend, settle or otherwise compromise or pay such action or claim. In any event, unless and until the indemnifying party elects in writing to assume and does so assume the defense of any such claim, proceeding or action, the indemnified party's costs and expenses arising out of the defense, settlement or compromise of any such action, claim or proceeding shall be losses subject to indemnification hereunder. The indemnified party shall cooperate fully with the indemnifying party in connection with any negotiation or defense of any such action or claim by the indemnifying party and shall furnish to the indemnifying party all information reasonably available to the indemnified party which relates to such action or claim. The indemnifying party shall keep the indemnified party fully apprised at all times as to the status of the defense or any settlement negotiations with respect thereto. If the indemnifying party elects to defend any such action or claim, then the indemnified party shall be entitled to participate in such defense with counsel of its choice at its sole cost and expense. The indemnifying party shall not be liable for any settlement of any action, claim or proceeding effected without its prior written consent. Notwithstanding anything in this Article VIII to the contrary, the indemnifying party shall not, without the indemnified party's prior written consent, settle or compromise any claim or consent to entry of any judgment in respect thereof which imposes any future obligation on the indemnified party or which does not include, as an unconditional term thereof, the giving by the claimant or the plaintiff to the indemnified party of a release from all liability in respect of such claim. The indemnification required by this Article VIII shall be made by periodic payments of the amount thereof during the course of investigation or defense, as and when bills are received or expense, loss, damage or liability is incurred, so long as the indemnified party irrevocably agrees to refund such moneys if it is ultimately determined by a court of competent jurisdiction that such party was not entitled to indemnification. The indemnity agreements contained herein shall be in addition to (a) any cause of action or similar rights of the indemnified party against the indemnifying party or others, and (b) any liabilities the indemnifying party may be subject to pursuant to the law.

                                   ARTICLE IX

                                  Miscellaneous

     Section 9.1 Fees and Expenses. Except as otherwise set forth in this Agreement or the Registration Rights Agreement, each party shall pay the fees and expenses of its advisors, counsel, accountants and other experts, if any, and all other expenses, incurred by such party incident to the negotiation, preparation, execution, delivery and performance of this Agreement, provided that the Company shall pay, at the Closing (i) the amount of $210,000 as full reimbursement of Purchasers' legal expenses and other costs associated with the formulation, negotiation and execution of this Agreement, the Registration Rights Agreement and the transactions contemplated thereunder, and (ii) shall cover all costs and expenses incurred in connection with the filing and declaration of effectiveness by the Commission of the Registration Statement (as defined in the Registration Rights Agreement) and any amendments, modifications or waivers of this Agreement or any of the other Transaction Documents. In addition, the Company shall pay all reasonable fees and expenses incurred by the Purchasers in connection with the enforcement of this Agreement or any of the other Transaction Documents, including, without limitation, all reasonable attorneys' fees and expenses. In the event the Company's shareholders do not approve all terms of the transaction contemplated by the Transaction Documents, the Company shall pay to the Purchasers the sum of $50,000 in full consideration of Purchasers' costs and expenses incurred in connection with the transaction contemplated herein.

     Section 9.2 Specific Enforcement, Consent to Jurisdiction.

     (a) The Company and the Purchasers acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement or the Registration Rights Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent or cure breaches of the provisions of this Agreement or the Registration Rights Agreement and to enforce specifically the terms and provisions hereof or thereof, this being in addition to any other remedy to which any of them may be entitled by law or equity.

     (b Each of the Company and the Purchasers (i) hereby irrevocably submits to the jurisdiction of the United States District Court sitting in the Southern District of New York and the courts of the State of New York located in New York county for the purposes of any suit, action or proceeding arising out of or relating to this Agreement or any of the other Transaction Documents or the transactions contemplated hereby or thereby and (ii) hereby waives, and agrees not to assert in any such suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of such court, that the suit, action or proceeding is brought in an inconvenient forum or that the venue of the suit, action or proceeding is improper. Each of the Company and the Purchasers consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing in this Section 9.2 shall affect or limit any right to serve process in any other manner permitted by law.

     Section 9.3 Entire Agreement; Amendment. This Agreement contains the entire understanding of the parties with respect to the matters covered hereby and, except as specifically set forth herein or in the Transaction Documents, neither the Company nor any of the Purchasers makes any representations, warranty, covenant or undertaking with respect to such matters and they supersede all prior understandings and agreements with respect to said subject matter, all of which are merged herein. No provision of this Agreement may be waived or amended other than by a written instrument signed by the Company and the holders of at least two-thirds (2/3) of the principal amount of the Notes then outstanding, and no provision hereof may be waived other than by an a written instrument signed by the party against whom enforcement of any such amendment or waiver is sought. No such amendment shall be effective to the extent that it applies to less than all of the holders of the Notes then outstanding. No consideration shall be offered or paid to any person to amend or consent to a waiver or modification of any provision of any of the Transaction Documents unless the same consideration is also offered to all of the parties to the Transaction Documents.

     Section 9.4 Notices. Any notice, demand, request, waiver or other communication required or permitted to be given hereunder shall be in writing and shall be effective (a) upon hand delivery by telex (with correct answer back received), telecopy or facsimile at the address or number designated below (if delivered on a business day during normal business hours where such notice is to be received), or the first business day following such delivery (if delivered other than on a business day during normal business hours where such notice is to be received) or (b) on the second business day following the date of mailing by express courier service, fully prepaid, addressed to such address, or upon actual receipt of such mailing, whichever shall first occur. The addresses for such communications shall be:


                     If to the Company:            Attunity Ltd.
                                                   Einstein Building
                                                   Tirat Hacarmel, Israel
                                                   Attention: CEO
                                                   Tel. No.: (972 4) 855 - 9603
                                                   Fax No.: (972 4) 857 - 6745


                     with copies (which shall      Carter Ledyard &Milburn
                     not constitute notice) to:    2, Wall Street
                                                   New York, New York 10005
                                                   Attention: Steven J. Glasband
                                                   Tel. No.: (212) 238-8605
                                                   Fax No.: (212) 732-3232

                     If to  any  Purchaser:        At  the address of such
                                                   Purchaser set forth on
                                                   Exhibit  A to this
                                                   Agreement,   with  copies  to
                                                   Purchaser's  counsel  as  set
                                                   forth  on  Exhibit  A  or  as
                                                   specified  in writing by such
                                                   Purchaser with copies to:
                                       28
                     with copies (which shall      S R Kronengold & Co.
                     not constitute notice) to:    Weisgal 2
                                                   Rehovot 76221, Israel
                                                   Attention: Steven Kronengold
                                                   Tel. No.: (972) 8-9382851
                                                   Fax No.: (972) 8-938 2975


     Any party hereto may from time to time change its address for notices by giving at least ten (10) days written notice of such changed address to the other party hereto.

     Section 9.5 Waivers. No waiver by either party of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any other provisions, condition or requirement hereof, nor shall any delay or omission of any party to exercise any right hereunder in any manner impair the exercise of any such right accruing to it thereafter.

     Section 9.6 Headings. The article, section and subsection headings in this Agreement are for convenience only and shall not constitute a part of this Agreement for any other purpose and shall not be deemed to limit or affect any of the provisions hereof.

     Section 9.7 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their successors and assigns. After the Closing, the assignment by a party to this Agreement of any rights hereunder shall not affect the obligations of such party under this Agreement and shall not require the consent of the other party.

     Section 9.8 No Third Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other person.

     Section 9.9 Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York, without giving effect to the choice of law provisions. This Agreement shall not be interpreted or construed with any presumption against the party causing this Agreement to be drafted.

     Section 9.10 Survival. The representations and warranties of the Company and the Purchasers contained in Article II shall survive for three years following the Closing Date except that sections 2.1(a), (b), (c) and (e) shall survive indefinitely and the agreements and covenants set forth in Articles I, III, VIII and IX of this Agreement shall survive the execution and delivery hereof and the Closing hereunder until the Purchasers in the aggregate beneficially own (determined in accordance with Rule 13d-3 under the Exchange
Act) less than 10% of the total combined voting power of all voting securities then outstanding, provided, that Sections 3.2, 3.3, 3.4, 3.5, 3.6, 3.7, and 3.14 shall not expire until the Registration Statement required by Section 2 of the Registration Rights Agreement is no longer required to be effective under the terms and conditions of Registration Rights Agreement.

     Section 9.11 Counterparts. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument and shall become effective when counterparts have been signed by each party and delivered to the other parties hereto, it being understood that all parties need not sign the same counterpart. In the event any signature is delivered by facsimile transmission, the party using such means of delivery shall cause four additional executed signature pages to be physically delivered to the other parties within five days of the execution and delivery hereof.

     Section 9.12 Publicity. The Company agrees that it will not include in any public announcement, the name of the Purchasers without the consent of the Purchasers unless and until such disclosure is required by law or applicable regulation, and then only to the extent of such requirement.

     Section 9.13 Severability. The provisions of this Agreement and the Registration Rights Agreement are severable and, in the event that any court of competent jurisdiction shall determine that any one or more of the provisions or part of the provisions contained in this Agreement or the Registration Rights Agreement shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision or part of a provision of this Agreement or the Registration Rights Agreement shall be reformed and construed as if such invalid or illegal or unenforceable provision, or part of such provision, had never been contained herein, so that such provisions would be valid, legal and enforceable to the maximum extent possible.

     Section 9.14 Further Assurances. From and after the date of this Agreement, upon the request of any Purchaser or the Company, each of the Company and the Purchasers shall execute and deliver such instrument, documents and other writings as may be reasonably necessary or desirable to confirm and carry out and to effectuate fully the intent and purposes of this Agreement, the Notes, the Conversion Shares, the Warrants, the Warrant Shares and the Registration Rights Agreement.

                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

     IN WITNESS WHEREOF, the parties hereto have caused this Note and Warrant Purchase Agreement to be duly executed by their respective authorized officer as of the date first above written.


The Company:                                ATTUNITY LTD.


                                           By:_________________________
                                              Name: Arie Gonen
                                              Title: Chief Executive Officer


The Purchasers:


-------------------------------------           --------------------------------
GF Capital Management & Advisors, LLC           Barrossa Finance LTD.

By:_________________________                    By:_________________________
Name: ______________________                    Name: ______________________
Title: _______________________                  Title: _______________________


-------------------------------------           --------------------------------
              Shimon Alon                             Sharon Kotlicki


-------------------------------------           --------------------------------
              Aki Ratner                              Genia Kotlicki


-------------------------------------           --------------------------------
              Ron Zuckerman                           Avishai Kotlicki



-------------------------------------
              Peter Luggen

                                EXHIBIT A to the
                       NOTE AND WARRANT PURCHASE AGREEMENT




Names and Addresses of Purchasers            Principal Amount of Notes Purchased
---------------------------------            -----------------------------------

Shimon Alon                                               368,000
Ron Zuckerman                                             368,000
Aki Ratner                                                160,000
GF Capital Management & Advisors, LLC                     220,800
Peter Luggen                                              147,200
Sharon Kotlicki                                           184,000
Genia Kotlicki                                             92,000
Avishai Kotlicki                                           92,000
Barrossa Finance Ltd.                                     368,000

                                EXHIBIT B to the
                       NOTE AND WARRANT PURCHASE AGREEMENT

                                  FORM OF NOTE

                                EXHIBIT C to the
                       NOTE AND WARRANT PURCHASE AGREEMENT

                                 FORM OF WARRANT

                                EXHIBIT D to the
                       NOTE AND WARRANT PURCHASE AGREEMENT

                      FORM OF REGISTRATION RIGHTS AGREEMENT

                                EXHIBIT E to the
                       NOTE AND WARRANT PURCHASE AGREEMENT

                 FORM OF IRREVOCABLE TRANSFER AGENT INSTRUCTIONS

                                  ATTUNITY LTD



                                                         as of _________________


[Name and address of Transfer Agent]
Attn:  _____________


Ladies and Gentlemen:

         Reference is made to that certain Note and Warrant Purchase Agreement (the "Purchase Agreement"), dated as of ___________________, by and among [Name of Company], a _______________ corporation (the "Company"), and the purchasers named therein (collectively, the "Purchasers") pursuant to which the Company is issuing to the Purchasers convertible promissory notes (the "Notes") and warrants (the "Warrants") to purchase shares of the Company's common stock, par value $.01 per share (the "Common Stock"). This letter shall serve as our irrevocable authorization and direction to you (provided that you are the transfer agent of the Company at such time) to issue shares of Common Stock upon conversion of the Notes (the "Conversion Shares") and exercise of the Warrants (the "Warrant Shares") to or upon the order of a Purchaser from time to time upon (i) surrender to you of a properly completed and duly executed Conversion Notice or Exercise Notice, as the case may be, in the form attached hereto as
Exhibit 1 and Exhibit 2, respectively, (ii) in the case of the conversion of Notes, a copy of the Note (with the original delivered to the Company) representing the Notes being converted or, in the case of Warrants being exercised, a copy of the Warrants (with the original Warrants delivered to the Company) being exercised (or, in each case, an indemnification undertaking with respect to such Notes or the Warrants in the case of their loss, theft or destruction), and (iii) delivery of a treasury order or other appropriate order duly executed by a duly authorized officer of the Company. So long as you have previously received (x) written confirmation from counsel to the Company that a registration statement covering resales of the Conversion Shares or Warrant Shares, as applicable, has been declared effective by the Securities and Exchange Commission (the "SEC") under the Securities Act of 1933, as amended (the "1933 Act"), and no subsequent notice by the Company or its counsel of the suspension or termination of its effectiveness and (y) a copy of such registration statement, and if the Purchaser represents in writing that the Conversion Shares or the Warrant Shares, as the case may be, were sold pursuant to the Registration Statement, then certificates representing the Conversion Shares and the Warrant Shares, as the case may be, shall not bear any legend restricting transfer of the Conversion Shares and the Warrant Shares, as the case may be, thereby and should not be subject to any stop-transfer restriction. Provided, however, that if you have not previously received (i) written confirmation from counsel to the Company that a registration statement covering resales of the Conversion Shares or Warrant Shares, as applicable, has been declared effective by the SEC under the 1933 Act, and (ii) a copy of such registration statement, then the certificates for the Conversion Shares and the Warrant Shares shall bear the following legend:

                          "The   securities   represented   hereby  may  not  be
                 transferred unless (i) such securities have been registered for sale pursuant to the Securities Act of 1933, as amended,

                 (ii) such  securities  may be sold pursuant to Rule 144(k),  or
                 (iii) the Company has received an opinion of counsel satisfactory to it that such transfer may lawfully be made without registration under the Securities Act of 1933 or qualification under applicable state securities laws "

and, provided further, that the Company may from time to time notify you to place stop-transfer restrictions on the certificates for the Conversion Shares and the Warrant Shares in the event a registration statement covering the Conversion Shares and the Warrant Shares is subject to amendment for events then current.

         A form of written confirmation from counsel to the Company that a registration statement covering resales of the Conversion Shares and the Warrant Shares has been declared effective by the SEC under the 1933 Act is attached hereto as Exhibit 3.

         Please be advised that the Purchasers are relying upon this letter as an inducement to enter into the Purchase Agreement and, accordingly, each Purchaser is a third party beneficiary to these instructions.

         Please execute this letter in the space indicated to acknowledge your agreement to act in accordance with these instructions. Should you have any questions concerning this matter, please contact me at ___________.

                                             Very truly yours,

                                             [NAME OF COMPANY]



                                             By:
                                                --------------------------------
                                                  Name:
                                                        ------------------------
                                                  Title:
                                                          ----------------------

ACKNOWLEDGED AND AGREED:

[TRANSFER AGENT]

By:
         -----------------------------
Name:
         -----------------------------
Title:
         -----------------------------
Date:
         ------------------

                                  EXHIBIT 1 TO
                                  ------------

                 FORM OF IRREVOCABLE TRANSFER AGENT INSTRUCTIONS
                 -----------------------------------------------

                                  ATTUNITY LTD.

                                CONVERSION NOTICE

     (To be Executed by the Registered Holder in order to Convert the Note)

The undersigned hereby irrevocably elects to convert $ ________________ of the principal amount of the above Note No. ___ into shares of Common Stock of [NAME OF COMPANY] (the "Maker") according to the conditions hereof, as of the date written below.

Date of Conversion _________________________________________________________

Applicable Conversion Price __________________________________________________

Number of shares of Common Stock beneficially owned or deemed beneficially owned by the Holder on the Date of Conversion:___________________________



Signature___________________________________________________________________

         [Name]

Address:__________________________________________________________________

        __________________________________________________________________

                                  EXHIBIT 2 TO
                                  ------------

                 FORM OF IRREVOCABLE TRANSFER AGENT INSTRUCTIONS
                 -----------------------------------------------

                             FORM OF EXERCISE NOTICE

                                  EXERCISE FORM

                                [NAME OF COMPANY]


The undersigned _______________, pursuant to the provisions of the within Warrant, hereby elects to purchase _____ shares of Common Stock of [Name of Company] covered by the within Warrant.

Dated: _________________            Signature ___________________________

                                    Address   ___________________________
                                              ___________________________


Number of shares of Common Stock beneficially owned or deemed beneficially owned by the Holder on the date of Exercise:_______________________


                                   ASSIGNMENT

FOR VALUE RECEIVED, _________________ hereby sells, assigns and transfers unto __________________ the within Warrant and all rights evidenced thereby and does irrevocably constitute and appoint _____________, attorney, to transfer the said Warrant on the books of the within named corporation.

Dated: _________________            Signature ___________________________

                                    Address   ___________________________
                                              ___________________________

                               PARTIAL ASSIGNMENT

FOR VALUE RECEIVED, _________________ hereby sells, assigns and transfers unto __________________ the right to purchase _________ shares of Warrant Stock evidenced by the within Warrant together with all rights therein, and does irrevocably constitute and appoint ___________________, attorney, to transfer that part of the said Warrant on the books of the within named corporation.

Dated: _________________            Signature ___________________________

                                    Address   ___________________________
                                              ___________________________

                           FOR USE BY THE ISSUER ONLY:

This Warrant No. W-_____ canceled (or transferred or exchanged) this _____ day of ___________, _____, shares of Common Stock issued therefor in the name of _______________, Warrant No. W-_____ issued for ____ shares of Common Stock in the name of _______________.

                                  EXHIBIT 3 TO
                                  ------------

                 FORM OF IRREVOCABLE TRANSFER AGENT INSTRUCTIONS
                 -----------------------------------------------

                         FORM OF NOTICE OF EFFECTIVENESS
                            OF REGISTRATION STATEMENT


[Name and address of Transfer Agent]
Attn:  _____________

                  Re:      Attunity Ltd.

Ladies and Gentlemen:

         We are counsel to [Name of Company], a _____________corporation (the "Company"), and have represented the Company in connection with that certain Note and Warrant Purchase Agreement (the "Purchase Agreement"), dated as of ______________________, by and among the Company and the purchasers named therein (collectively, the "Purchasers") pursuant to which the Company issued to the Purchasers convertible promissory notes (the "Notes") and warrants (the "Warrants") to purchase shares of the Company's common stock, par value $.01 per share (the "Common Stock"). Pursuant to the Purchase Agreement, the Company has also entered into a Registration Rights Agreement with the Purchasers (the "Registration Rights Agreement"), dated as of _________________, pursuant to which the Company agreed, among other things, to register the Registrable Securities (as defined in the Registration Rights Agreement), including the shares of Common Stock issuable upon conversion of the Notes and exercise of the Warrants, under the Securities Act of 1933, as amended (the "1933 Act"). In connection with the Company's obligations under the Registration Rights Agreement, on ________________, 2003, the Company filed a Registration Statement on Form S-3 (File No. 333-________) (the "Registration Statement") with the Securities and Exchange Commission (the "SEC") relating to the resale of the Registrable Securities which names each of the present Purchasers as a selling stockholder thereunder.

         In connection with the foregoing, we advise you that a member of the SEC's staff has advised us by telephone that the SEC has entered an order declaring the Registration Statement effective under the 1933 Act at [ENTER TIME OF EFFECTIVENESS] on [ENTER DATE OF EFFECTIVENESS] and we have no knowledge, after telephonic inquiry of a member of the SEC's staff, that any stop order suspending its effectiveness has been issued or that any proceedings for that purpose are pending before, or threatened by, the SEC and accordingly, the Registrable Securities are available for resale under the 1933 Act pursuant to the Registration Statement.

                                            Very truly yours,

                                            [COMPANY COUNSEL]


                                            By:
                                               --------------


cc:  [LIST NAMES OF PURCHASERS]

                                EXHIBIT F to the
                       NOTE AND WARRANT PURCHASE AGREEMENT

        AMENDMENTS TO THE EMPLOYMENT AND SERVICES AGREEMENT OF ARIE GONEN

                                EXHIBIT G to the
                       NOTE AND WARRANT PURCHASE AGREEMENT

                    FORM OF OPINION OF EFRATI, GALILI & CO.

                                EXHIBIT H to the
                       NOTE AND WARRANT PURCHASE AGREEMENT

                           FORM OF OPINION OF COUNSEL
                      OPINION OF CARTER LEDYARD & MILBURN.

                                                                          ITEM 4

         THIS WARRANT HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE AND MAY NOT BE SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION FROM REGISTRATION UNDER THE FOREGOING LAWS.

         SUBJECT TO THE PROVISIONS OF SECTION 10 HEREOF, THIS WARRANT SHALL BE VOID AFTER 5:00 P.M. EASTERN TIME ON APRIL __, 2007 (the "EXPIRATION DATE").

No. _______


                                  ATTUNITY LTD.

              SERIES __ WARRANT TO PURCHASE 480,000 ORDINARY SHARES
                         NOMINAL VALUE NIS 0.1 PER SHARE

         For VALUE RECEIVED,_________________ (the "Warrantholder"), is entitled to purchase, subject to the provisions of this Warrant, from Attunity Ltd., a corporation organized under the laws of Israel ("Company"), at any time not later than 5:00 P.M., Eastern time, on the Expiration Date, at an exercise price per share equal to $1.75 (the exercise price in effect being herein called the "Warrant Price"), 480,000 shares ("Warrant Shares") of the Company's ordinary shares, nominal value NIS 0.1 per share ("Ordinary Shares"). The number of Warrant Shares purchasable upon exercise of this Warrant and the Warrant Price shall be subject to adjustment from time to time as described herein.

         Section 1. Registration. The Company shall maintain books for the transfer and registration of the Warrant. Upon the initial issuance of this Warrant, the Company shall issue and register the Warrant in the name of the Warrantholder.

         Section 2. Transfers. As provided herein, this Warrant may be transferred only pursuant to a registration statement filed under the Securities Act of 1933, as amended ("Securities Act"), or an exemption from such registration. Subject to such restrictions, the Company shall transfer this Warrant from time to time upon the books to be maintained by the Company for that purpose, upon surrender thereof for transfer properly endorsed or accompanied by appropriate instructions for transfer and such other documents as may be reasonably required by the Company, including, if required by the Company, an opinion of its counsel to the effect that such transfer is exempt from the registration requirements of the Securities Act of 1933, to establish that such transfer is being made in accordance with the terms hereof, and a new Warrant shall be issued to the transferee and the surrendered Warrant shall be canceled by the Company.

         Section 3. Exercise of Warrant. Subject to the provisions hereof, the Warrantholder may exercise this Warrant in whole or in part at any time upon surrender of the Warrant, together with delivery of the duly executed Warrant exercise form attached hereto as Appendix A (the "Exercise Agreement") and payment by cash, certified check or wire transfer of funds for the aggregate Warrant Price for that number of Warrant Shares then being purchased, to the Company during normal business hours on any business day at the Company's principal executive offices (or such other office or agency of the Company as it may designate by notice to the holder hereof). The Warrant Shares so purchased shall be deemed to be issued to the holder hereof or such holder's designee, as the record owner of such shares, as of the close of business on the next business day after the date on which this Warrant shall have been surrendered (or evidence of loss, theft or destruction thereof and security or indemnity satisfactory to the Company), the Warrant Price shall have been paid and the completed Exercise Agreement shall have been delivered. Certificates for the Warrant Shares so purchased, representing the aggregate number of shares specified in the Exercise Agreement, shall be delivered to the holder hereof within a reasonable time, not exceeding three (3) business days, after this Warrant shall have been so exercised. The certificates so delivered shall be in such denominations as may be requested by the holder hereof and shall be registered in the name of such holder or such other name as shall be designated by such holder. If this Warrant shall have been exercised only in part, then, unless this Warrant has expired, the Company shall, at its expense, at the time of delivery of such certificates, deliver to the holder a new Warrant representing the number of shares with respect to which this Warrant shall not then have been exercised. As used herein, "business day" means a day, other than a Saturday or Sunday, on which banks in New York City are open for the general transaction of business.

         Section 4. Compliance with the Securities Act of 1933. The Company may cause the legend set forth on the first page of this Warrant to be set forth on each Warrant or similar legend on any security issued or issuable upon exercise of this Warrant, unless counsel for the Company is of the opinion as to any such security that such legend is unnecessary.

         Section 5. Payment of Taxes. The Company will pay any documentary stamp taxes attributable to the initial issuance of Warrant Shares issuable upon the exercise of the Warrant; provided, however, that the Company shall not be required to pay any tax or taxes which may be payable in respect of any transfer involved in the issuance or delivery of any certificates for Warrant Shares in a name other than that of the registered holder of this Warrant in respect of which such shares are issued, and in such case, the Company shall not be required to issue or deliver any certificate for Warrant Shares or any Warrant until the person requesting the same has paid to the Company the amount of such tax or has established to the Company's reasonable satisfaction that such tax has been paid. The holder shall be responsible for income and gift taxes due under federal, state or other law, if any such tax is due.

         Section 6. Mutilated or Missing Warrants. In case this Warrant shall be mutilated, lost, stolen, or destroyed, the Company shall issue in exchange and substitution of and upon cancellation of the mutilated Warrant, or in lieu of and substitution for the Warrant lost, stolen or destroyed, a new Warrant of like tenor and for the purchase of a like number of Warrant Shares, but only upon receipt of evidence reasonably satisfactory to the Company of such loss, theft or destruction of the Warrant, and with respect to a lost, stolen or destroyed Warrant, reasonable indemnity or bond with respect thereto, if requested by the Company.

         Section 7. Reservation of Ordinary Shares. The Company hereby represents and warrants that there have been reserved, and the Company shall at all applicable times keep reserved until issued (if necessary) as contemplated by this Section 7, out of the authorized and unissued Ordinary Shares, sufficient shares to provide for the exercise of the rights of purchase represented by this Warrant. The Company agrees that all Warrant Shares issued upon exercise of the Warrant shall be, at the time of delivery of the certificates for such Warrant Shares upon the due exercise of this Warrant, duly authorized, validly issued, fully paid and non-assessable Ordinary Shares of the Company.

         Section 8. Adjustments.  Subject and pursuant to the provisions of this
Section 8, the Warrant Price and number of Warrant Shares subject to this Warrant shall be subject to adjustment from time to time as set forth hereinafter.

                  (a) If the Company shall, at any time or from time to time while this Warrant is outstanding, pay a dividend or make a distribution on its Ordinary Shares in Ordinary Shares, subdivide its outstanding Ordinary Shares into a greater number of shares or combine its outstanding Ordinary Shares into a smaller number of shares or issue by reclassification of its outstanding Ordinary Shares any shares of its capital stock (including any such reclassification in connection with a consolidation or merger in which the Company is the continuing corporation), then the number of Warrant Shares purchasable upon exercise of the Warrant and the Warrant Price in effect immediately prior to the date upon which such change shall become effective, shall be adjusted by the Company so that the Warrantholder thereafter exercising the Warrant shall be entitled to receive the number of Ordinary Shares or other capital stock which the Warrantholder would have received if the Warrant had been exercised immediately prior to such event upon payment of a Warrant Price that has been adjusted to reflect a fair allocation of the economics of such event to the Warrantholder. Such adjustments shall be made successively whenever any event listed above shall occur.

                  (b) If any capital reorganization, reclassification of the capital stock of the Company, consolidation or merger of the Company with another corporation in which the Company is not the survivor, or sale, transfer or other disposition of all or substantially all of the Company's assets to another corporation shall be effected, then, as a condition of such reorganization, reclassification, consolidation, merger, sale, transfer or other disposition, lawful and adequate provision shall be made whereby the Warrantholder shall thereafter have the right to purchase and receive upon the basis and upon the terms and conditions herein specified and in lieu of the Warrant Shares immediately theretofore issuable upon exercise of the Warrant, such shares of stock, securities or assets as would have been issuable or payable with respect to or in exchange for a number of Warrant Shares equal to the number of Warrant Shares immediately theretofore issuable upon exercise of the Warrant, had such reorganization, reclassification, consolidation, merger, sale, transfer or other disposition not taken place, and in any such case appropriate provision shall be made with respect to the rights and interests of each Warrantholder to the end that the provisions hereof (including, without limitation, provision for adjustment of the Warrant Price) shall thereafter be applicable, as nearly equivalent as may be practicable in relation to any shares of stock, securities or properties thereafter deliverable upon the exercise thereof. The Company shall not effect any such consolidation, merger, sale, transfer or other disposition unless prior to or simultaneously with the consummation thereof the successor corporation (if other than the Company) resulting from such consolidation or merger, or the corporation purchasing or otherwise acquiring such assets or other appropriate corporation or entity shall assume the obligation to deliver to the holder of the Warrant such shares of stock, securities or assets as, in accordance with the foregoing provisions, such holder may be entitled to purchase, and the other obligations under this Warrant. The provisions of this paragraph (b) shall similarly apply to successive reorganizations, reclassifications, consolidations, mergers, sales, transfers or other dispositions.

                  (c) In case the Company shall fix a payment date for the making of a distribution to all holders of Ordinary Shares (including any such distribution made in connection with a consolidation or merger in which the Company is the continuing corporation) of evidences of indebtedness or assets (other than cash dividends or cash distributions payable out of consolidated earnings or earned surplus or dividends or distributions referred to in Section 8(a)), or subscription rights or warrants, the Warrant Price to be in effect after such payment date shall be determined by multiplying the Warrant Price in effect immediately prior to such payment date by a fraction, the numerator of which shall be the total number of Ordinary Shares outstanding multiplied by the Market Price (as defined below) per Ordinary Share immediately prior to such payment date, less the fair market value (as determined by the Company's Board of Directors in good faith) of said assets or evidences of indebtedness so distributed, or of such subscription rights or warrants, and the denominator of which shall be the total number of Ordinary Shares outstanding multiplied by such Market Price per Ordinary Share immediately prior to such payment date. "Market Price" as of a particular date (the "Valuation Date") shall mean the following: (a) if the Ordinary Shares are then listed on a national stock exchange, the closing sale price of one Ordinary Share on such exchange on the last trading day prior to the Valuation Date; (b) if the Ordinary Shares are then quoted on the Nasdaq Stock Market, Inc. ("Nasdaq"), the closing sale price of one Ordinary Share on Nasdaq on the last trading day prior to the Valuation Date or, if no such closing sale price is available, the average of the high bid and the low asked price quoted on Nasdaq on the last trading day prior to the Valuation Date; or (c) if the Ordinary Shares are not then listed on a national stock exchange or quoted on Nasdaq, the Fair Market Value of one Ordinary Share as of the Valuation Date, shall be determined in good faith by the Board of Directors of the Company and the Warrantholder. The Board of Directors of the Company shall respond promptly, in writing, to an inquiry by the Warrantholder prior to the exercise hereunder as to the Market Value of an Ordinary Share as determined by the Board of Directors of the Company. In the event that the Board of Directors of the Company and the Warrantholder are unable to agree upon the Market Value in respect of subpart (c) hereof, the Company and the Warrantholder shall jointly select an appraiser, who is experienced in such matters. The decision of such appraiser shall be final and conclusive, and the cost of such appraiser shall be borne evenly by the Company and the Warrantholder. Such adjustment shall be made successively whenever such a payment date is fixed.

                  (d) For the term of this Warrant, in addition to the provisions contained above, the Warrant Price shall be subject to adjustment as provided below. An adjustment to the Warrant Price shall become effective immediately after the payment date in the case of each dividend or distribution and immediately after the effective date of each other event which requires an adjustment.

                  (e) In the event that, as a result of an adjustment made pursuant to this Section 8, the holder of this Warrant shall become entitled to receive any shares of capital stock of the Company other than Ordinary Shares, the number of such other shares so receivable upon exercise of this Warrant shall be subject thereafter to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the Warrant Shares contained in this Warrant.

                  (f) Except as provided in subsection (g) hereof, if and whenever the Company shall issue or sell, or is, in accordance with any of subsections (f)(l) through (f)(6) hereof, deemed to have issued or sold, any Ordinary Shares for a consideration per share less than the Warrant Price in effect immediately prior to the time of such issue or sale, then and in each such case (a "Trigger Issuance") the then-existing Warrant Price shall automatically be reduced, as of the close of business on the effective date of the Trigger Issuance, to the lowest price per share at which any Ordinary Shares were issued or sold or deemed to be issued or sold in the Trigger Issuance; provided, however, that in no event shall the Warrant Price after giving effect to such Trigger Issuance be greater than the Warrant Price in effect prior to such Trigger Issuance.

                  For purposes of this subsection (f), "Additional Ordinary Shares" shall mean all Ordinary Shares issued by the Company or deemed to be issued pursuant to this subsection (f), other than Excluded Issuances (as defined in subsection (g) hereof).

                  For purposes of this subsection (f), the following subsections
(f)(l) to (f)(6) shall also be applicable (subject, in each such case, to the provisions of subsection (g) hereof) and to each other subsection contained in this subsection (f):

                           (f)(1) Issuance of Rights or Options.  In case at any
                  time the Company shall in any manner grant (directly and not by assumption in a merger or otherwise) any warrants or other rights to subscribe for or to purchase, or any options for the purchase of, Ordinary Shares or any stock or security convertible into or exchangeable for Ordinary Shares (such warrants, rights or options being called "Options" and such convertible or exchangeable stock or securities being called "Convertible Securities") whether or not such Options or the right to convert or exchange any such Convertible Securities are immediately exercisable, and the price per share for which Ordinary Shares are issuable upon the exercise of such Options or upon the conversion or exchange of such Convertible Securities (determined by dividing (i) the sum (which sum shall constitute the applicable consideration) of (x) the total amount, if any, received or receivable by the Company as consideration for the granting of such Options, plus (y) the aggregate amount of additional consideration payable to the Company upon the exercise of all such Options, plus (z), in the case of such Options which relate to Convertible Securities, the aggregate amount of additional consideration, if any, payable upon the issue or sale of such Convertible Securities and upon the conversion or exchange thereof, by (ii) the total maximum number of Ordinary Shares issuable upon the exercise of such Options or upon the conversion or exchange of all such Convertible Securities issuable upon the exercise of such Options) shall be less than the Warrant Price in effect immediately prior to the time of the granting of such Options, then the total number of Ordinary Shares issuable upon the exercise of such Options or upon conversion or exchange of the total amount of such Convertible Securities issuable upon the exercise of such Options shall be deemed to have been issued for such price per share as of the date of granting of such Options or the issuance of such Convertible Securities and thereafter shall be deemed to be outstanding for purposes of adjusting the Warrant Price. Except as otherwise provided in subsection 8(f)(3), no adjustment of the Warrant Price shall be made upon the actual issue of such Ordinary Shares or of such Convertible Securities upon exercise of such Options or upon the actual issue of such Ordinary Shares upon conversion or exchange of such Convertible Securities.

                           (f)(2) Issuance of Convertible Securities. In case the Company shall in any manner issue (directly and not by assumption in a merger or otherwise) or sell any Convertible Securities, whether or not the rights to exchange or convert any such Convertible Securities are immediately exercisable, and the price per share for which Ordinary Shares are issuable upon such conversion or exchange (determined by dividing (i) the sum (which sum shall constitute the applicable consideration) of (x) the total amount received or receivable by the Company as consideration for the issue or sale of such Convertible Securities, plus (y) the aggregate amount of additional consideration, if any, payable to the Company upon the conversion or exchange thereof, by (ii) the total number of shares of Ordinary Shares issuable upon the conversion or exchange of all such Convertible Securities) shall be less than the Warrant Price in effect immediately prior to the time of such issue or sale, then the total maximum number of shares of Ordinary Shares issuable upon conversion or exchange of all such Convertible Securities shall be deemed to have been issued for such price per share as of the date of the issue or sale of such Convertible Securities and thereafter shall be deemed to be outstanding for purposes of adjusting the Warrant Price, provided that (a) except as otherwise provided in subsection 8(f)(3), no adjustment of the Warrant Price shall be made upon the actual issuance of such Ordinary Shares upon conversion or exchange of such Convertible Securities and (b) no further adjustment of the Warrant Price shall be made by reason of the issue or sale of Convertible Securities upon exercise of any Options to purchase any such Convertible Securities for which adjustments of the Warrant Price have been made pursuant to the other provisions of subsection 8(f).

                           (f)(3)  Change in Option  Price or  Conversion  Rate.
                  Upon the happening of any of the following events, namely, if the purchase price provided for in any Option referred to in subsection 8(f)(l) hereof, the additional consideration, if any, payable upon the conversion or exchange of any Convertible Securities referred to in subsections 8(f)(l) or 8(f)(2), or the rate at which Convertible Securities referred to in subsections 8(f)(l) or 8(f)(2) are convertible into or exchangeable for Ordinary Shares shall change at any time (including, but not limited to, changes under or by reason of provisions designed to protect against dilution), the Warrant Price in effect at the time of such event shall
                  forthwith  be  readjusted   to the Warrant  Price which  would
                  have been in effect at such time had such Options or Convertible Securities still outstanding provided for such changed purchase price, additional consideration or conversion rate, as the case may be, at the time initially granted, issued or sold. On the termination of any Option for which any adjustment was made pursuant to this subsection 8(f) or any right to convert or exchange Convertible Securities for which any adjustment was made pursuant to this subsection 8(f) (including without limitation upon the redemption or purchase for consideration of Convertible Securities by the Company), the Warrant Price then in effect hereunder shall forthwith be changed to the Warrant Price which would have been in effect at the time of such termination had such Option or Convertible Securities, to the extent outstanding immediately prior to such termination, never been issued.

                           (f)(4) Consideration for Stock. In case any Ordinary Shares, Options or Convertible Securities shall be issued or sold for cash, the consideration received therefor shall be deemed to be the net amount received by the Company therefor, after deduction therefrom of any expenses incurred or any underwriting commissions or concessions paid or allowed by the Company in connection therewith. In case any Ordinary Shares, Options or Convertible Securities shall be issued or sold for a consideration other than cash, the amount of the consideration other than cash received by the Company shall be deemed to be the fair value of such consideration as determined in good faith by the Board of Directors of the Company, after deduction of any expenses incurred or any underwriting commissions or concessions paid or allowed by the Company in connection therewith. In case any Options shall be issued in connection with the issue and sale of other securities of the Company, together comprising one integral transaction in which no specific consideration is allocated to such Options by the parties thereto, such Options shall be deemed to have been issued for such consideration as determined in good faith by the Board of Directors of the Company.

                           (f)(5) Record Date. In case the Company shall take a record of the holders of its Ordinary Shares for the purpose of entitling them (i) to receive a dividend or other distribution payable in Ordinary Shares, Options or Convertible Securities or (ii) to subscribe for or purchase Ordinary Shares, Options or Convertible Securities, then such record date shall be deemed to be the date of the issue or sale of the Ordinary Shares deemed to have been issued or sold upon the declaration of such dividend or the making of such other distribution or the date of the granting of such right of subscription or purchase, as the case may be.

                           (f)(6) Treasury Shares. The number of Ordinary Shares
                  outstanding at any given time shall not include shares owned or held by or for the account of the Company or any of its wholly-owned subsidiaries, and the disposition of any such shares (other than the cancellation or retirement thereof) shall be considered an issue or sale of Ordinary Shares for the purpose of this subsection (f).

                  (g) Anything herein to the contrary notwithstanding, the Company shall not be required to make any adjustment of the Warrant Price in the case of the issuance of (A) capital stock, Options or Convertible Securities issued to directors, officers, employees or consultants of the Company in connection with their service as directors of the Company, their employment by the Company or their retention as consultants or service providers by the Company pursuant to an equity compensation program approved by the Board of Directors of the Company or the compensation committee of the Board of Directors of the Company, (B) Ordinary Shares upon the conversion or exercise of Options or Convertible Securities issued prior to the date hereof, (C) Ordinary Shares issued or issuable by reason of a dividend, stock split or other distribution on Ordinary Shares (but only to the extent that such a dividend, split or distribution results in an adjustment in the Warrant Price pursuant to the other provisions of this Warrant) or (D) capital stock, Options or Convertible
Securities issued in an acquisition by the Company of the assets or equity interests of another entity, in connection with a joint venture or other strategic alliance transaction or to lending institutions, licensors of tangible or intangible property or equipment leasing companies in connection with licensing, leasing or financing transactions, in either case approved by the Board of Directors, (E) any issuances of notes and warrants or underlying shares issued pursuant to the Purchase Agreement, (F) the payment of any interest on the Notes issued pursuant to the Purchase Agreement, (G) any securities issued pursuant to Section 3.9 of the Purchase Agreement, (H) any securities issued to the holders of the Notes as payment of a penalty upon prepayment of such Notes or otherwise, and (I) the issuance of common stock upon the exercise or conversion of any securities described in clauses (A) through (E) above (collectively, "Excluded Issuances").

         Section 9. Fractional Interest. The Company shall not be required to issue fractions of Warrant Shares upon the exercise of the Warrant. If any fractional Ordinary Shares would, except for the provisions of the first sentence of this Section 9, be delivered upon such exercise, the Company, in lieu of delivering such fractional share, shall pay to the exercising holder of this Warrant an amount in cash equal to the Fair Market Value of such fractional Ordinary Shares on the date of exercise. As used in this Warrant, "Fair Market Value" of a an Ordinary Share as of a particular date (the "Valuation Date") shall mean the following: (a) if the Ordinary Shares are then listed on a national stock exchange, the closing sale price of one Ordinary Share on such exchange on the last trading day prior to the Valuation Date; (b) if the Ordinary Shares are then quoted on Nasdaq, the closing sale price of one Ordinary Share on Nasdaq on the last trading day prior to the Valuation Date or, if no such closing sale price is available, the average of the high bid and the low sales price quoted on Nasdaq on the last trading day prior to the Valuation Date; or (c) if the Ordinary Shares are not then listed on a national stock exchange or quoted on Nasdaq, the Fair Market Value of one Ordinary Share as of the Valuation Date, shall be determined in good faith by the Board of Directors of the Company.

         Section 10. Extension of Expiration Date. If the Company fails to cause any Registration Statement covering Registrable Securities (unless otherwise defined herein, capitalized terms are as defined in the Registration Rights Agreement dated of even date herewith (the "Registration Rights Agreement")) to be declared effective prior to the applicable dates set forth therein and the Blackout Period (whether alone, or in combination with any other Blackout Period) continues for more than 60 days in any 12 month period, or for more than a total of 90 days, then the Expiration Date of this Warrant shall be extended one day for each day beyond the 60-day or 90-day limits, as the case may be, that the Blackout Period continues.

         Section 11. Benefits. Nothing in this Warrant shall be construed to give any person, firm or corporation (other than the Company and the Warrantholder) any legal or equitable right, remedy or claim, it being agreed that this Warrant shall be for the sole and exclusive benefit of the Company and the Warrantholder.

         Section 12. Notices to Warrantholder. Upon the happening of any event requiring an adjustment of the Warrant Price, the Company shall promptly give written notice thereof to the Warrantholder at the address appearing in the records of the Company, stating the adjusted Warrant Price and the adjusted number of Warrant Shares resulting from such event and setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based. Failure to give such notice to the Warrantholder or any defect therein shall not affect the legality or validity of the subject adjustment.

         Section 13. Identity of Transfer Agent. The Transfer Agent for the Ordinary Shares is American Stock Transfer and Trust Company. Upon the appointment of any subsequent transfer agent for the Ordinary Shares or other shares of the Company's capital stock issuable upon the exercise of the rights of purchase represented by the Warrant, the Company will mail to the
Warrantholder a statement setting forth the name and address of such transfer agent.

         Section 14. Notices. Unless otherwise provided, any notice required or permitted under this Warrant shall be given in writing and shall be deemed effectively given as hereinafter described (i) if given by personal delivery, then such notice shall be deemed given upon such delivery, (ii) if given by telex or telecopier, then such notice shall be deemed given upon receipt of confirmation of complete transmittal, (iii) if given by mail, then such notice shall be deemed given upon the earlier of (A) receipt of such notice by the recipient or (B) three days after such notice is deposited in first class mail, postage prepaid, and (iv) if given by an internationally recognized overnight air courier, then such notice shall be deemed given one day after delivery to such carrier. All notices shall be addressed as follows: (i) if to the Warrantholder, at its address as set forth in the Company's books and records and, if to the Company, at the address as follows, or at such other address as the Warrantholder or the Company may designate by ten days' advance written notice to the other:

                           If to the Company:

                                    Attunity Ltd.
                                    Einstein Building
                                    Tirat Carmel, Israel

                                    Attention:       Arie Gonen
                                    Fax:             011-972-4-857-6745

                           With a copy (which shall not constitute notice) to:


                                    Carter, Ledyard & Milburn
                                    2 Wall Street
                                    New York, NY 10005
                                    Attention:       Steven Glusband
                                    Fax:             (212) 732-3232

         Section 15. Registration Rights. The initial holder of this Warrant is entitled to the benefit of certain registration rights in respect of the Warrant Shares and the Additional Warrant Shares as provided in the Registration Rights Agreement, and any subsequent holder hereof may be entitled to such rights.

         Section 16. Successors. All the covenants and provisions hereof by or for the benefit of the Warrantholder shall bind and inure to the benefit of its respective successors and assigns hereunder.

         Section 17. Governing Law. This Warrant shall be governed by, and construed in accordance with, the internal laws of the State of New York, without reference to the choice of law provisions thereof. This Warrant shall be governed by and construed in accordance with the internal laws of the State of New York, without giving effect to its choice of law provisions. This Agreement shall not interpreted or construed with any presumption against the party causing this Agreement to be drafted.

         Section 18. No Rights as Stockholder. Prior to the exercise of this Warrant, the Warrantholder shall not have or exercise any rights as a stockholder of the Company by virtue of its ownership of this Warrant.

         Section 19. Amendment; Waiver Any term of this Warrant may be amended or waived (including the adjustment provisions included in Section 8 of this Warrant) upon the written consent of the Company and the Warrantholder.

         Section 20. Section Headings. The section heading in this Warrant are for the convenience of the Company and the Warrantholder and in no way alter, modify, amend, limit or restrict the provisions hereof.

         IN WITNESS WHEREOF, the Company has caused this Warrant to be duly executed on the __ day of April, 2004.

                                         ATTUNITY LTD.



                                         By:___________________________
                                          Name:
                                          Title:

                                   APPENDIX A
                                  Attunity Ltd.
                              WARRANT EXERCISE FORM

To: Attunity Ltd.

         The undersigned hereby irrevocably elects to exercise the right of purchase represented by the within Warrant ("Warrant") for, and to purchase thereunder by the payment of the Warrant Price and surrender of the Warrant, _______________ Ordinary Shares ("Warrant Shares") provided for therein, and requests that certificates for the Warrant Shares be issued as follows:

                           -------------------------------
                           Name
                           --------------------------------
                           Address
                           --------------------------------

                           --------------------------------
                           Federal Tax ID or Social Security No.

         and delivered by certified mail to the above address, or electronically (provide DWAC Instructions:___________________), or other (specify: __________________________________________).


and, if the number of Warrant Shares shall not be all the Warrant Shares purchasable upon exercise of the Warrant, that a new Warrant for the balance of the Warrant Shares purchasable upon exercise of this Warrant be registered in the name of the undersigned Warrantholder or the undersigned's Assignee as below indicated and delivered to the address stated below.


Dated: ___________________, ____

Note:  The signature must correspond with            Signature:_________________
the name of the registered holder as written
on the first page of the Warrant in every            ___________________________
particular, without alteration or enlargement              Name (please print)
or any change whatever, unless the Warrant
has been assigned.                                  ____________________________

                                                    ____________________________
                                                    Address

                                                    ____________________________
                                                    Federal Identification or
                                                    Social Security No.

                                                    Assignee:

                                                    ____________________________

                                                    ____________________________

                                                    ____________________________

                                                                          ITEM 5

THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR APPLICABLE STATE SECURITIES LAWS, AND MAY NOT BE SOLD, TRANSFERRED, OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR RECEIPT BY THE MAKER OF AN OPINION OF COUNSEL IN THE FORM, SUBSTANCE AND SCOPE REASONABLY SATISFACTORY TO THE MAKER THAT THIS NOTE MAY BE SOLD, TRANSFERRED, OR OTHERWISE DISPOSED OF, UNDER AN EXEMPTION FROM REGISTRATION UNDER THE ACT AND SUCH STATE SECURITIES LAWS.


                                  ATTUNITY LTD.

                           Convertible Promissory Note
                               due April __, 2009



                                                                   $____________
Issuance Date:  April __, 2004

     For value received, Attunity Ltd., an Israeli corporation (the "Maker"), hereby promises to pay to the order of _______________ (together with his successors, representatives, and permitted assigns, the "Holder"), in accordance with the terms hereinafter provided, the principal amount of [FILL IN] ($ ), together with interest thereon. Concurrently with the issuance of this Note, the Maker is issuing separate notes (the "Other Notes") to separate purchasers (the "Other Holders") pursuant to the Purchase Agreement (as defined in Section 1.1 hereof).

     All payments under or pursuant to this Note shall be made in United States Dollars in immediately available funds to the Holder at the address of the Holder first set forth above or at such other place as the Holder may designate from time to time in writing to the Maker or by wire transfer of funds to the Holder's account, instructions for which are attached hereto as Exhibit A. The outstanding principal balance of this Note shall be due and payable on April __, 2009 (the "Maturity Date") or at such earlier time as provided herein.

                                   ARTICLE I

     Section 1.1 Purchase Agreement. This Note has been executed and delivered pursuant to the Note and Warrant Purchase Agreement, dated as of March 22, 2004 (the "Purchase Agreement"), by and among the Maker and the purchasers listed therein. Capitalized terms used and not otherwise defined herein shall have the meanings set forth for such terms in the Purchase Agreement.

     Section 1.2 Interest. Beginning on the issuance date for the purchase of this Note (the "Issuance Date"), the outstanding principal balance of this Note shall bear interest, in arrears, at a rate per annum equal to five percent (5%), payable semi-annually in cash on the first business day of September and March each year. Interest shall be computed on the basis of a 360-day year of twelve (12) 30-day months and shall accrue commencing on the Issuance Date. Furthermore, upon the occurrence of an Event of Default (as defined in Section 2.1 hereof), then to the extent permitted by law, the Maker will pay interest to the Holder, payable on demand, on the outstanding principal balance of the Note from the date of the Event of Default until such Event of Default is cured at the rate of one and one-half percent (1.5%) per month for the first three (3) months of default and two percent (2%) per month thereafter until the Event of Default is cured.

     Section 1.3 Payment on Non-Business Days. Whenever any payment to be made shall be due on a Saturday, Sunday or a public holiday under the laws of the State of New York, such payment may be due on the next succeeding business day and such next succeeding day shall be included in the calculation of the amount of accrued interest payable on such date.

     Section 1.4 Transfer. This Note may be transferred or sold, subject to the provisions of Section 4.8 of this Note, or pledged, hypothecated or otherwise granted as security by the Holder.

     Section 1.5 Replacement. Upon receipt of a duly executed, notarized and unsecured written statement from the Holder with respect to the loss, theft or destruction of this Note (or any replacement hereof), and without requiring an indemnity bond or other security, or, in the case of a mutilation of this Note, upon surrender and cancellation of such Note, the Maker shall issue a new Note, of like tenor and amount, in lieu of such lost, stolen, destroyed or mutilated Note.

                                   ARTICLE II

                           EVENTS OF DEFAULT; REMEDIES
                           ---------------------------

     Section 2.1 Events of Default. The occurrence of any of the following events shall be an "Event of Default" under this Note:

     (a) the Maker shall fail to make the payment of any amount of principal outstanding on the date such payment is due hereunder and such payment is not made within five (5) business days after such date; or

     (b) the Maker shall fail to make any payment of interest in cash for a period of five (5) business days after the date such interest is due; or

     (c) the suspension from listing, without subsequent listing on any one of, or the failure of the Maker's ordinary shares, nominal value NIS 0.1 per share (the "Common Stock") to be listed on at least one of the Nasdaq National Market, the Nasdaq SmallCap Market, The OTC Bulletin Board, The New York Stock Exchange, Inc. or The American Stock Exchange, Inc. for a period of fifteen (15) consecutive Trading Days; or (d) the Maker's notice to the Holder, including by way of public announcement, at any time, of its inability to comply (including for any of the reasons described in Section 3.8(a) hereof) or its intention not to comply with proper requests for conversion of this Note into shares of Common Stock; or

     (e) default shall be made in the performance or observance of (i) any material covenant, condition or agreement contained in this Note (other than as set forth in clause (f) of this Section 2.1) and such default is not fully cured within five (5) business days after the occurrence thereof or (ii) any material covenant, condition or agreement contained in the Purchase Agreement which is not covered by any other provisions of this Section 2.1 and such default is not fully cured within five (5) business days after the occurrence thereof; or

     (f) any material representation or warranty made by the Maker herein or in the Purchase Agreement, the Registration Rights Agreement or the Other Notes shall prove to have been false or incorrect or breached in a material respect on the date as of which made; or

     (g) the Maker shall hereafter issue any debt securities which are not subordinate to this Note and the Other Notes on such terms as are not acceptable to the Holders of at least 80% of the aggregate outstanding principal amount of this Note and the Other Notes purchased under the Purchase Agreement; or

     (h) if required by applicable law, rule or regulation, the stockholders of the Maker shall fail to approve the proposal presented and recommended by the Board of Directors of the Maker to approve the Holder and the Holders of the Other Notes acquiring in excess of 19.99% of the issued and outstanding shares of Common Stock upon conversion of this Note and/or exercise of the Warrants; or

     (i) the Maker shall (i) default in any payment of any amount or amounts of principal of or interest on any Indebtedness (other than the Indebtedness hereunder) the aggregate principal amount of which Indebtedness is in excess of $200,000 or (ii) default in the observance or performance of any other agreement or condition relating to any Indebtedness or contained in any instrument or agreement evidencing, securing or relating thereto, or any other event shall occur or condition exist, the effect of which default or other event or condition is to cause, or to permit the holder or holders or beneficiary or beneficiaries of such Indebtedness to cause with the giving of notice if required, such Indebtedness to become due prior to its stated maturity; or

     (j) the Maker shall (i) apply for or consent to the appointment of, or the taking of possession by, a receiver, custodian, trustee or liquidator of itself or of all or a substantial part of its property or assets, (ii) make a general assignment for the benefit of its creditors, (iii) commence a voluntary case under the United States Bankruptcy Code (as now or hereafter in effect) or under the comparable laws of any jurisdiction (foreign or domestic), (iv) file a petition seeking to take advantage of any bankruptcy, insolvency, moratorium, reorganization or other similar law affecting the enforcement of creditors' rights generally, (v) acquiesce in writing to any petition filed against it in an involuntary case under United States Bankruptcy Code (as now or hereafter in effect) or under the comparable laws of any jurisdiction (foreign or domestic),
(vi) issue a notice of bankruptcy or winding down of its operations or issue a press release regarding same, or (vii) take any action under the laws of any jurisdiction (foreign or domestic) analogous to any of the foregoing; or

     (k) a proceeding or case shall be commenced in respect of the Maker, without its application or consent, in any court of competent jurisdiction, seeking (i) the liquidation, reorganization, moratorium, dissolution, winding up, or composition or readjustment of its debts,

(ii) the appointment of a trustee, receiver, custodian, liquidator or the like of it or of all or any substantial part of its assets in connection with the liquidation or dissolution of the Maker or (iii) similar relief in respect of it under any law providing for the relief of debtors, and such proceeding or case described in clause (i), (ii) or (iii) shall continue undismissed, or unstayed and in effect, for a period of thirty (30) days or any order for relief shall be entered in an involuntary case under United States Bankruptcy Code (as now or hereafter in effect) or under the comparable laws of any jurisdiction (foreign or domestic) against the Maker or action under the laws of any jurisdiction (foreign or domestic) analogous to any of the foregoing shall be taken with respect to the Maker and shall continue undismissed, or unstayed and in effect for a period of sixty (60) days; or

     (l) the failure of the Maker to pay any amounts due to the Holder herein or in the Purchase Agreement within five (5) business days of receipt of notice to the Maker; or

     (m) default shall be made in the performance or observance of any covenant, condition or agreement contained in the Purchase Agreement or the other Transaction Documents (as defined in the Purchase Agreement) and such default is not fully cured within five (5) business days after the occurrence thereof.

     Section 2.2 Remedies Upon An Event of Default. If an Event of Default shall have occurred and shall be continuing, the Holder of this Note may at any time at its option (a) declare the entire unpaid principal balance of this Note, together with all interest accrued hereon, due and payable, and thereupon, the same shall be accelerated and so due and payable, without presentment, demand, protest, or notice, all of which are hereby expressly unconditionally and irrevocably waived by the Maker; provided, however, that upon the occurrence of an Event of Default described in (i) Sections 2.1 (j) or (k), the outstanding principal balance and accrued interest hereunder shall be automatically due and payable and (ii) Sections 2.1 (c)-(i) and (l)-(m), the Holder may choose one of the following three alternatives: (a)demand the prepayment of this Note pursuant to Section 3.7 hereof, (b) demand that the principal amount of this Note then outstanding and all accrued and unpaid interest thereon shall be converted into shares of Common Stock at a Conversion Price per share calculated pursuant to
Section 3.1 hereof assuming that the date that the Event of Default occurs is the Conversion Date (as defined in Section 3.2(a) hereof), or (c) exercise or otherwise enforce any one or more of the Holder's rights, powers, privileges, remedies and interests under this Note, the Purchase Agreement, the Registration Rights Agreement or applicable law. No course of delay on the part of the Holder shall operate as a waiver thereof or otherwise prejudice the rights of the Holder. No remedy conferred hereby shall be exclusive of any other remedy referred to herein or now or hereafter available at law, in equity, by statute or otherwise.

     Section 2.3 Liquidation Preference. In addition to all other rights of the Holder contained herein, the holders of the Notes shall be entitled to the following liquidation preference:

     In the event of the occurrence of any event described in Section 2.1(l)-(n), above, the Holder of this Note shall be entitled to receive, prior and in preference to any distribution to its shareholders of any of the assets of the Maker, the entire unpaid principal balance of this Note, together with all interest accrued hereon (the "Primary Distribution"), If upon the occurrence of such event, the assets and funds of the Maker legally available for distribution shall be insufficient to permit the payment to the holders of Notes the full aforesaid preferential amounts, then the entire assets and funds of the Maker legally available for distribution shall be distributed ratably among the holders of the Notes, the allocation between the holders of the Notes shall be in proportion to the preferential amount each such holder is otherwise entitled to receive.



                                  ARTICLE III

                      CONVERSION; ANTIDILUTION; PREPAYMENT

     Section 3.1 Conversion Option.

     At any time on or after the Issuance Date, this Note shall be convertible (in whole or in part), at the option of the Holder (the "Conversion Option"), into such number of fully paid and non-assessable shares of Common Stock (the "Conversion Rate") as is determined by dividing (x) that portion of the outstanding principal balance under this Note as of such date that the Holder elects to convert by (y) the Conversion Price (as hereinafter defined) then in effect on the date on which the Holder faxes a notice of conversion (the "Conversion Notice"), duly executed, to the Maker (facsimile number (___) ___-____, Attn.: Chief Financial Officer) (the "Conversion Date"), provided, however, that the Conversion Price shall be subject to adjustment as described in Section 3.5 below. The Holder shall deliver this Note to the Maker at the address designated in the Purchase Agreement at such time that this Note is fully converted. With respect to partial conversions of this Note, the Maker shall keep written records of the amount of this Note converted as of each Conversion Date.

     Section 3.2 Conversion Price.

     (a) The term "Conversion Price" shall mean one dollar and seventy-five cents ($1.75) per share, subject to adjustment downward under Section 3.5 hereof. Under no circumstances shall the Conversion Price be increased.

     (b) The term "Closing Bid and Ask Price" shall mean, for any security as of any date, the last average of the closing bid and ask price of such security on the Nasdaq National Market for such security as reported by Bloomberg, or, if no closing bid or ask price is reported for such security by Bloomberg, the last closing trade price of such security as reported by Bloomberg, or, if no last closing trade price is reported for such security by Bloomberg, the average of the bid and ask prices of any market makers for such security as reported in the "pink sheets" by the National Quotation Bureau, Inc. If the Closing Bid and Ask Price cannot be calculated for such security on such date on any of the foregoing bases, the Closing Bid and Ask Price of such security on such date shall be the fair market value as mutually determined by the Maker and the holders of a majority of the principal amount of the Notes outstanding.

     Section 3.3 Mechanics of Conversion.

     (a) Not later than two (2) Trading Days after any Conversion Date, the Maker or its designated transfer agent, as applicable, shall issue and deliver to the Depository Trust Company ("DTC") account on the Holder's behalf via the Deposit Withdrawal Agent Commission System ("DWAC") as specified in the Conversion Notice, or, if DWAC is unavailable, a certificate registered in the name of the Holder or its designee, for the number of shares of Common Stock to which the Holder shall be entitled. In the alternative, not later than three (3) Trading Days after any Conversion Date, the Maker shall deliver to the applicable Holder by express courier a certificate or certificates which shall be free of restrictive legends and trading restrictions (other than those required by Section 5.1 of the Purchase Agreement or as otherwise required by law) representing the number of shares of Common Stock being acquired upon the conversion of this Note. If in the case of any Conversion Notice such certificate or certificates are not delivered to or as directed by the applicable Holder by the third Trading Day after the Conversion Date (the "Delivery Date"), the Holder shall be entitled by written notice to the Maker at any time on or before its receipt of such certificate or certificates thereafter, to rescind such conversion, in which event the Maker shall immediately return this Note tendered for conversion, whereupon the Maker and the Holder shall each be restored to their respective positions immediately prior to the delivery of such notice of revocation, except that any amounts described in Sections 3.3(b) and (c) shall be payable through the date notice of rescission is given to the Maker.

     (b) The Maker understands that a delay in the delivery of the shares of Common Stock upon conversion of this Note beyond the Delivery Date could result in economic loss to the Holder. If the Maker fails to deliver to the Holder such certificate or certificates pursuant to this Section hereunder by the Delivery Date, the Maker shall pay to such Holder, in cash, an amount per Trading Day for each Trading Day until such certificates are delivered, together with interest on such amount at a rate equal to the greater of (A) (i) 1.5% of the aggregate principal amount of the Notes requested to be converted for the first five (5) Trading Days after the Delivery Date and (ii) 2% of the aggregate principal amount of the Notes requested to be converted for each Trading Day thereafter and (B) $3,500 per day (which amount shall be paid as liquidated damages and not as a penalty).

     (c) In the alternative, if the Maker fails to deliver to the Holder such certificate or certificates pursuant to Section 3.3(a) by the Delivery Date and if after the Delivery Date the Holder purchases (in an open market transaction or otherwise) shares of Common Stock to deliver in satisfaction of a sale by such Holder of the Conversion Shares which the Holder anticipated receiving upon such conversion (a "Buy-In"), then the Maker shall pay in cash to the Holder (in addition to any remedies available to or elected by the Holder) an amount equal to (A) the aggregate amount paid by such Holder for the shares of Common Stock so purchased minus (B) the aggregate amount of net proceeds, if any, received by such Holder from the sale of the shares of Common Stock issued by the Maker pursuant to such conversion, together with interest thereon at a rate of 18% per annum, accruing until such amount and any accrued interest thereon is paid in full (which amount shall be paid as liquidated damages and not as a penalty). For example, if the Holder purchases shares of Common Stock having a total purchase price of $11,000 to cover a Buy-In with respect to an attempted conversion of $10,000 aggregate principal amount of this Note, the Maker shall be required to pay the Holder $1,000, plus interest. The Holder shall provide the Maker written notice indicating the amounts payable to the Holder in respect of the Buy-In.

     Section 3.4 Intentionally Omitted.

     Section 3.5 Adjustment of Conversion Price.

     (a) The Conversion Price shall be subject to adjustment from time to time as follows:

          (i) Adjustments for Stock Splits and Combinations. If the Maker shall at any time or from time to time after the Issuance Date, effect a stock split of the outstanding Common Stock, the applicable Conversion Price in effect immediately prior to the stock split shall be proportionately decreased. If the Maker shall at any time or from time to time after the Issuance Date, combine the outstanding shares of Common Stock, the applicable Conversion Price in effect immediately prior to the combination shall be proportionately increased. Any adjustments under this Section 3.5(a)(i) shall be effective at the close of business on the date the stock split or combination occurs.

          (ii) Adjustments for Certain Dividends and Distributions. If the Maker shall at any time or from time to time after the Issuance Date, make or issue or set a record date for the determination of holders of Common Stock entitled to receive a dividend or other distribution payable in shares of Common Stock, then, and in each event, the applicable Conversion Price in effect immediately prior to such event shall be decreased as of the time of such issuance or, in the event such record date shall have been fixed, as of the close of business on such record date, by multiplying, as applicable, the applicable Conversion Price then in effect by a fraction:

               (1) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date; and

               (2) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

          (iii) Adjustment for Other Dividends and Distributions. If the Maker shall at any time or from time to time after the Issuance Date, make or issue or set a record date for the determination of holders of Common Stock entitled to receive a dividend or other distribution payable in other than shares of Common Stock, then, and in each event, an appropriate revision to the applicable Conversion Price shall be made and provision shall be made (by adjustments of the Conversion Price or otherwise) so that the holders of this Note shall receive upon conversions thereof, in addition to the number of shares of Common Stock receivable thereon, the number of securities of the Maker which they would have received had this Note been converted into Common Stock on the date of such event and had thereafter, during the period from the date of such event to and including the Conversion Date, retained such securities (together with any distributions payable thereon during such period), giving application to all adjustments called for during such period under this Section 3.5(a)(iii) with respect to the rights of the holders of this Note and the Other Notes; provided, however, that if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Conversion Price shall be adjusted pursuant to this paragraph as of the time of actual payment of such dividends or distributions.

          (iv) Adjustments for Reclassification, Exchange or Substitution. If the Common Stock issuable upon conversion of this Note at any time or from time to time after the Issuance Date shall be changed to the same or different number of shares of any class or classes of stock, whether by reclassification, exchange, substitution or otherwise (other than by way of a stock split or combination of shares or stock dividends provided for in Sections 3.5(a)(i), (ii) and (iii), or a reorganization, merger, consolidation, or sale of assets provided for in Section 3.5(a)(v)), then, and in each event, an appropriate revision to the Conversion Price shall be made and provisions shall be made (by adjustments of the Conversion Price or otherwise) so that the Holder shall have the right thereafter to convert this Note into the kind and amount of shares of stock and other securities receivable upon reclassification, exchange, substitution or other change, by holders of the number of shares of Common Stock into which such Note might have been converted immediately prior to such reclassification, exchange, substitution or other change, all subject to further adjustment as provided herein.

          (v) Adjustments for Reorganization, Consolidation. If at any time or from time to time after the Issuance Date there shall be a capital reorganization of the Maker (other than by way of a stock split or combination of shares or stock dividends or distributions provided for in
     Section 3.5(a)(i), (ii) and (iii), or a reclassification, exchange or substitution of shares provided for in Section 3.5(a)(iv)), (an "Organic Change"), then as a part of such Organic Change an appropriate revision to the Conversion Price shall be made and provision shall be made (by adjustments of the Conversion Price or otherwise) so that the Holder shall have the right thereafter to convert such Note into the kind and amount of shares of stock and other securities or property of the Maker or any successor corporation resulting from Organic Change. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section 3.5(a)(v) with respect to the rights of the Holder after the Organic Change to the end that the provisions of this Section 3.5(a)(v) (including any adjustment in the applicable Conversion Price then in effect and the number of shares of stock or other securities deliverable upon conversion of this Note and the Other Notes) shall be applied after that event in as nearly an equivalent manner as may be practicable.

          (vi) Adjustments for Issuance of Additional Shares of Common Stock.

               (1) In the event the Maker, shall, at any time, from time to time, issue or sell any shares of Common Stock (otherwise than as provided in the foregoing subsections (i) through (v) of this Section 3.5(a) or pursuant to Common Stock Equivalents (hereafter defined) granted or issued prior to the Issuance Date) ("Additional Shares of Common Stock"), at a price per share less than the Conversion Price then in effect or without consideration, then the Conversion Price upon each such issuance shall automatically be reduced, as of the close of business on the effective date of the issuance, to the lowest price per share at which any Additional Shares were issued or sold or deemed to be issued or sold in the issuance

               (2) The provisions of paragraph (1) of Section 3.5(a)(vi) shall not apply to any issuance of Additional Shares of Common Stock for which an adjustment is provided under Section 3.5(a)(vii). No adjustment of the number of shares of Common Stock for which this Note shall be convertible shall be made under paragraph (1) of Section 3.5(a)(vi) upon the issuance of any Additional Shares of Common Stock which are issued pursuant to the exercise of any Common Stock Equivalents, if any such adjustment shall previously have been made upon the issuance of such Common Stock Equivalents pursuant to
          Section 3.5(a)(vii).

          (vii) Issuance of Common Stock Equivalents. If the Maker, at any time after the Issuance Date, shall issue any securities convertible into or exchangeable for, directly or indirectly, Common Stock ("Convertible Securities"), other than the Notes, or any rights or warrants or options to purchase any such Common Stock or Convertible Securities, shall be issued or sold (collectively, the "Common Stock Equivalents") and the aggregate of the price per share for which Additional Shares of Common Stock may be issuable thereafter pursuant to such Common Stock Equivalent, plus the consideration received by the Maker for issuance of such Common Stock Equivalent divided by the number of shares of Common Stock issuable pursuant to such Common Stock Equivalent (the "Aggregate Per Common Share Price") shall be less than the applicable Conversion Price then in effect, or if, after any such issuance of Common Stock Equivalents, the price per share for which Additional Shares of Common Stock may be issuable thereafter is amended or adjusted, and such price as so amended shall make the Aggregate Per Share Common Price be less than the applicable Conversion Price in effect at the time of such amendment or adjustment, then the applicable Conversion Price upon each such issuance or amendment shall be reduced as provided in the subsection (vi)(1) of this Section 3.5(a) on the basis that (1) the maximum number of Additional Shares of Common Stock issuable pursuant to all such Common Stock Equivalents shall be deemed to have been issued (whether or not such Common Stock Equivalents are actually then exercisable, convertible or exchangeable in whole or in part) as of the earlier of (A) the date on which the Maker shall enter into a firm contract for the issuance of such Common Stock Equivalent, or (B) the date of actual issuance of such Common Stock Equivalent. No adjustment of the applicable Conversion Price shall be made under this subsection (vii) upon the issuance of any Convertible Security which is issued pursuant to the exercise of any warrants or other subscription or purchase rights therefor, if any adjustment shall previously have been made to the exercise price of such warrants then in effect upon the issuance of such warrants or other rights pursuant to this subsection (vii).

          (viii) Consideration for Stock. In case any shares of Common Stock or any Common Stock Equivalents shall be issued or sold:

               (1) in connection with any merger or consolidation in which the Maker is the surviving corporation (other than any consolidation or merger in which the previously outstanding shares of Common Stock of the Maker shall be changed to or exchanged for the stock or other securities of another corporation), the amount of consideration therefore shall be, deemed to be the fair value, as determined reasonably and in good faith by the Board of Directors of the Maker, of such portion of the assets and business of the nonsurviving corporation as such Board may determine to be attributable to such shares of Common Stock, Convertible Securities, rights or warrants or options, as the case may be; or

               (2) in the event of any consolidation or merger of the Maker in which the Maker is not the surviving corporation or in which the previously outstanding shares of Common Stock of the Maker shall be changed into or exchanged for the stock or other securities of another corporation, or in the event of any sale of all or substantially all of the assets of the

          Maker for stock or other securities of any corporation, the Maker shall be deemed to have issued a number of shares of its Common Stock for stock or securities or other property of the other corporation computed on the basis of the actual exchange ratio on which the transaction was predicated, and for a consideration equal to the fair market value on the date of such transaction of all such stock or securities or other property of the other corporation. If any such calculation results in adjustment of the applicable Conversion Price, or the number of shares of Common Stock issuable upon conversion of the Notes, the determination of the applicable Conversion Price or the number of shares of Common Stock issuable upon conversion of the Notes immediately prior to such merger, consolidation or sale, shall be made after giving effect to such adjustment of the number of shares of Common Stock issuable upon conversion of the Notes. In the event Common Stock is issued with other shares or securities or other assets of the Maker for consideration which covers both, the consideration computed as provided in this Section 3.5(viii) shall be allocated among such securities and assets as determined in good faith by the Board of Directors of the Maker.

     (b) Record Date. In case the Maker shall take record of the holders of its Common Stock for the purpose of entitling them to subscribe for or purchase Common Stock or Convertible Securities, then the date of the issue or sale of the shares of Common Stock shall be deemed to be such record date.

     (c) Certain Issuances Excepted. Anything herein to the contrary notwithstanding, the Maker shall not be required to make any adjustment to the Conversion Price upon (i) the Maker's issuance of Additional Shares of Common Stock or warrants therefore in connection with strategic license agreements so long as such issuances are not for the purpose of raising capital, (ii) the Maker's issuance of Common Stock or the issuance or grants of options to purchase Common Stock pursuant to the Maker's stock option plans and employee stock purchase plans as they now exist, (iii) the Maker's issuance of Common Stock or the issuance or grants of options to purchase Common Stock pursuant to any future stock option plan or employee stock purchase plan which is approved by the Maker's shareholders or any amendment to the Maker's existing stock option plans and employee stock purchase plans which is approved by its shareholders, (iv) Additional Shares of Common Stock pursuant to currently outstanding warrants or convertible securities, (v) any issuances of warrants or underlying shares issued to a Purchaser pursuant to the Purchase Agreement, (vi) the payment of any interest on the Notes, (vii) any securities issued pursuant to Section 3.9 of the Purchase Agreement, (viii) any securities issued to the holders of the Notes as payment of a penalty upon prepayment of such Notes or otherwise, and (ix) the issuance of common stock upon the exercise or conversion of any securities described in clauses (i) through (viii) above.

     (d) No Impairment. The Maker shall not, by amendment of its Articles or Memorandum of Association or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Maker, but will at all times in good faith, assist in the carrying out of all the provisions of this
Section 3.5 and in the taking of all such action as may be necessary or appropriate in order to protect the Conversion Rights of the Holder against impairment. In the event a Holder shall elect to convert any Notes as provided herein, the Maker cannot refuse conversion based on any claim that such Holder or any one associated or affiliated with such Holder has been engaged in any violation of law, violation of an agreement to which such Holder is a party or for any reason whatsoever, unless, an injunction from a court, or notice, restraining and or adjoining conversion of all or part of said Notes shall have issued and the Maker posts a surety bond for the benefit of such Holder in an amount equal to 130% of the amount of the Notes the Holder has elected to convert, which bond shall remain in effect until the completion of arbitration/litigation of the dispute and the proceeds of which shall be payable to such Holder in the event it obtains judgment.


     (e) Certificates as to Adjustments. Upon occurrence of each adjustment or readjustment of the Conversion Price or number of shares of Common Stock issuable upon conversion of this Note pursuant to this Section 3.5, the Maker at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to the Holder a certificate setting forth such adjustment and readjustment, showing in detail the facts upon which such adjustment or readjustment is based. The Maker shall, upon written request of the Holder, at any time, furnish or cause to be furnished to the Holder a like certificate setting forth such adjustments and readjustments, the applicable Conversion Price in effect at the time, and the number of shares of Common Stock and the amount, if any, of other securities or property which at the time would be received upon the conversion of this Note. Notwithstanding the foregoing, the Maker shall not be obligated to deliver a certificate unless such certificate would reflect an increase or decrease of at least one percent (1%) of such adjusted amount.

     (f) Issue Taxes. The Maker shall pay any and all issue and other taxes, excluding federal, state or local income taxes, that may be payable in respect of any issue or delivery of shares of Common Stock on conversion of this Note pursuant thereto; provided, however, that the Maker shall not be obligated to pay any transfer taxes resulting from any transfer requested by the Holder in connection with any such conversion.

     (g) Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of this Note. In lieu of any fractional shares to which the Holder would otherwise be entitled, the Maker shall pay cash equal to the product of such fraction multiplied by the average of the Closing Bid and Ask Prices of the Common Stock for the five (5) consecutive Trading Days immediately preceding the Conversion Date.

     (h) Reservation of Common Stock. The Maker shall at all times when this Note shall be outstanding, reserve and keep available out of its authorized but unissued Common Stock, such number of shares of Common Stock as shall from time to time be sufficient to effect the conversion of this Note and all interest accrued thereon; provided that the number of shares of Common Stock so reserved shall at no time be less than 120% of the number of shares of Common Stock for which this Note and all interest accrued thereon are at any time convertible. The Maker shall, from time to time in accordance with applicable law and its Articles and Memorandum of Association, increase the authorized number of shares of Common Stock if at any time the unissued number of authorized shares shall not be sufficient to satisfy the Maker's obligations under this Section 3.5(h).

     (i) Regulatory Compliance. If any shares of Common Stock to be reserved for the purpose of conversion of this Note or any interest accrued thereon require registration or listing with or approval of any governmental authority, stock exchange or other regulatory body under any federal or state law or regulation or otherwise before such shares may be validly issued or delivered upon conversion, the Maker shall, at its sole cost and expense, in good faith and as expeditiously as possible, endeavor to secure such registration, listing or approval, as the case may be.

     Section 3.6 Intentionally Omitted.

     Section 3.7 Prepayment.

     (a) Prepayment Upon an Event of Default. Notwithstanding anything to the contrary contained herein, upon the occurrence of an Event of Default described in Sections 2.1(c)-(m) hereof, the Holder shall have the right, at such Holder's option, to require the Maker to prepay all or a portion of this Note, in cash, at a price equal to the Triggering Event Prepayment Price (as defined in Section 3.7(c) below) applicable at the time of such request (the "Event of Default Prepayment Price"). Nothing in this Section 3.7(a) shall limit the Holder's rights under Sections 2.2 or 2.3 hereof.

     (b) Prepayment Upon Major Transaction. In addition to all other rights of the Holder contained herein, simultaneous with the occurrence of a Major
Transaction (as defined below), the Maker shall prepay all of the Holder's Notes, in cash, at a price equal to 100% of the aggregate principal amount of this Note plus all accrued and unpaid interest (the "Major Transaction Prepayment Price").

     (c) Prepayment Option Upon Triggering Event. In addition to all other rights of the Holder contained herein, after a Triggering Event (as defined below), the Holder shall have the right, at the Holder's option, to require the Maker to prepay all or a portion of the Holder's Notes, in cash, at a price equal to 105% of the aggregate principal amount of this Note plus all accrued and unpaid interest (the "Triggering Event Prepayment Price," and, collectively with the "Major Transaction Prepayment Price," the "Prepayment Price").

     (d) Intentionally Omitted.

     (e) "Major Transaction." A "Major Transaction" shall be deemed to have occurred at such time as any of the following events:

          (i) the consolidation, merger or other business combination of the Maker with or into another Person (as defined in Section 4.13 hereof) (other than (A) pursuant to a migratory merger effected solely for the purpose of changing the jurisdiction of incorporation of the Maker or (B) a consolidation, merger or other business combination in which holders of the Maker's voting power immediately prior to the transaction continue after the transaction to hold, directly or indirectly, the voting power of the surviving entity or entities necessary to elect a majority of the members of the board of directors (or their equivalent if other than a corporation) of such entity or entities);or

          (ii) the sale or transfer of more than 50% of the Maker's assets (based on the fair market value as determined in good faith by the Maker's Board of Directors) other than inventory in the ordinary course of business in one or a related series of transactions.

     (f) closing of a purchase, tender or exchange offer made to the holders of more than 50% of the outstanding shares of Common Stock .

     (g) Triggering Event." A "Triggering Event" shall be deemed to have occurred at the time of occurrence of any of the Events of Default enumerated in
Section 2.1(c)-(i) or (l)-(m).

     (h) Mechanics of Prepayment Upon Major Transaction.  No sooner than fifteen
(15) days, nor later than ten (10) days prior to the consummation of a Major Transaction, but not prior to the public announcement of such Major Transaction, the Maker shall deliver written notice thereof via facsimile and overnight courier ("Notice of Major Transaction") to the Holder of this Note. Prior to the closing of the Major Transaction, unless the Holder shall have converted the Notes prior to such closing, the Maker shall prepay, effective immediately prior to the consummation of such Major Transaction, all of the Holder's Notes then outstanding by delivering written notice thereof via facsimile and overnight courier ("Notice of Prepayment Upon Major Transaction") to the Maker, which Notice of Prepayment Upon Major Transaction shall indicate (i) the number of Notes that such Holder owns and (ii) the applicable Major Transaction Prepayment Price, in cash, as calculated pursuant to Section 3.7(b) above.

     (i) Mechanics of Prepayment at Option of Holder Upon Triggering Event. Within one (1) day after the occurrence of a Triggering Event, the Maker shall deliver written notice thereof via facsimile and overnight courier ("Notice of Triggering Event") to each Holder of the Notes. At any time after the earlier of a Holder's receipt of a Notice of Triggering Event and such Holder becoming aware of a Triggering Event, any Holder of this Note and the Other Notes then outstanding may require the Maker to prepay all of the Notes, in cash, on a pro rata basis by delivering written notice thereof via facsimile and overnight courier ("Notice of Prepayment at Option of Holder Upon Triggering Event") to the Maker, which Notice of Prepayment at Option of Holder Upon Triggering Event shall indicate (i) the amount of the Note that such holder is electing to have prepaid and (ii) the applicable Triggering Event Prepayment Price, in cash, as calculated pursuant to Section 3.7(c) above.

     (ii) Payment of Prepayment Price. Upon the Maker's receipt of a Notice(s) of Prepayment at Option of Holder Upon Triggering Event or a Notice(s) of Prepayment Upon Major Transaction from any holder of the Notes, the Maker shall immediately notify each holder of the Notes by facsimile of the Maker's receipt of such Notice(s) of Prepayment at Option of Holder Upon Triggering Event or Notice(s) of Prepayment Upon Major Transaction and each holder which has sent such a notice shall promptly submit to the Maker such holder's certificates representing the Notes which such holder has elected to have prepaid. The Maker shall deliver the applicable Triggering Event Prepayment Price, in cash, in the case of a prepayment pursuant to Section 3.7(i), to such holder within five (5) business days after the Maker's receipt of a Notice of Prepayment at Option of Holder Upon Triggering Event and, in the case of a prepayment pursuant to
Section 3.7(k), the Maker shall deliver the applicable Major Transaction Prepayment Price, in cash, immediately prior to the consummation of the Major Transaction;

provided that a holder's original Note shall have been so delivered to the Maker; provided further that if the Maker is unable to prepay all of the Notes to be prepaid, the Maker shall prepay an amount from each holder of the Notes being prepaid equal to such holder's pro-rata amount (based on the number of Notes held by such holder relative to the number of Notes outstanding) of all Notes being prepaid. If the Maker shall fail to prepay all of the Notes submitted for prepayment (other than pursuant to a dispute as to the arithmetic calculation of the Prepayment Price), in addition to any remedy such holder of the Notes may have under this Note and the Purchase Agreement, the applicable Prepayment Price payable in respect of such Notes not prepaid shall bear interest at the rate of 2.0% per month (prorated for partial months) until paid in full. Until the Maker pays such unpaid applicable Prepayment Price in full to a holder of the Notes submitted for prepayment, such holder shall have the option (the "Void Optional Prepayment Option") to, in lieu of prepayment, require the Maker to promptly return to such holder(s) all of the Notes that were submitted for prepayment by such holder(s) under this Section 3.7 and for which the applicable Prepayment Price has not been paid, by sending written notice thereof to the Maker via facsimile (the "Void Optional Prepayment Notice"). Upon the Maker's receipt of such Void Optional Prepayment Notice(s) and prior to payment of the full applicable Prepayment Price to such holder, (i) the Notice(s) of Prepayment at Option of Holder Upon Triggering Event or the Notice(s) of Prepayment at Option of Holder Upon Major Transaction, as the case may be, shall be null and void with respect to those Notes submitted for prepayment and for which the applicable Prepayment Price has not been paid, (ii) the Maker shall immediately return any Notes submitted to the Maker by each holder for prepayment under this Section 3.7(h) and for which the applicable Prepayment Price has not been paid and (iii) the Conversion Price of such returned Notes shall be adjusted to the lesser of (A) the Conversion Price as in effect on the date on which the Void Optional Prepayment Notice(s) is delivered to the Maker and (B) the lowest Closing Bid and Ask Price during the period beginning on the date on which the Notice(s) of Prepayment of Option of Holder Upon Major Transaction or the Notice(s) of Prepayment at Option of Holder Upon Triggering Event, as the case may be, is delivered to the Maker and ending on the date on which the Void Optional Prepayment Notice(s) is delivered to the Maker; provided that no adjustment shall be made if such adjustment would result in an increase of the Conversion Price then in effect. A holder's delivery of a Void Optional Prepayment Notice and exercise of its rights following such notice shall not affect the Maker's obligations to make any payments that had accrued prior to the date of such notice. Payments provided for in this Section 3.7 shall have priority to payments to other stockholders in connection with a Major Transaction.

     Section 3.8 Inability to Fully Convert.

     (a) Holder's Option if Maker Cannot Fully Convert. If, upon the Maker's receipt of a Conversion Notice, the Maker cannot issue shares of Common Stock registered for resale under the Registration Statement (as defined in the Registration Rights Agreement) for any reason, including, without limitation, because the Maker (w) does not have a sufficient number of shares of Common Stock authorized and available, (x) is otherwise prohibited by applicable law or by the rules or regulations of any stock exchange, interdealer quotation system or other self-regulatory organization with jurisdiction over the Maker or any of its securities from issuing all of the Common Stock which is to be issued to the Holder pursuant to a Conversion Notice or (y) fails to have a sufficient number of shares of Common Stock registered for resale under the Registration Statement, then the Maker shall issue as many shares of Common Stock as it is able to issue in accordance with the Holder's Conversion Notice and, with respect to the unconverted portion of this Note, the Holder, solely at Holder's option, can elect to:

          (i) require the Maker to prepay that portion of this Note for which the Maker is unable to issue Common Stock in accordance with the Holder's Conversion Notice (the "Mandatory Prepayment"), in cash, at a price per share equal to the Triggering Event Prepayment Price as of such Conversion Date (the "Mandatory Prepayment Price");

          (ii) if the Maker's inability to fully convert is pursuant to Section 3.8(a)(y) above, require the Maker to issue restricted shares of Common Stock in accordance with such holder's Conversion Notice;

          (iii) void its Conversion Notice and retain or have returned, as the case may be, this Note that was to be converted pursuant to the Conversion Notice (provided that the Holder's voiding its Conversion Notice shall not effect the Maker's obligations to make any payments which have accrued prior to the date of such notice).

          (iv) Notwithstanding anything to the contrary in this Note, the Maker will not be liable for any penalty or sanction if the Maker is unable to deliver shares subject to a Registration Statement that has been declared effective by the SEC prior to the earlier of the following: (1) two business days following the date on which the Registration Statement is declared effective or (2) 150 days of the date of this Note.

In the event a Holder shall elect to convert any portion of its Notes as provided herein, the Maker cannot refuse conversion based on any claim that such Holder or any one associated or affiliated with such Holder has been engaged in any violation of law, violation of an agreement to which such Holder is a party or for any reason whatsoever, unless, an injunction from a court, on notice, restraining and or adjoining conversion of all or of said Notes shall have been issued and the Maker posts a surety bond for the benefit of such Holder in an amount equal to 130% of the principal amount of the Notes the Holder has elected to convert, which bond shall remain in effect until the completion of arbitration/litigation of the dispute and the proceeds of which shall be payable to such Holder in the event it obtains judgment.

     (b) Mechanics of Fulfilling Holder's Election. The Maker shall immediately send via facsimile to the Holder, upon receipt of a facsimile copy of a Conversion Notice from the Holder which cannot be fully satisfied as described in Section 3.8(a) above, a notice of the Maker's inability to fully satisfy the Conversion Notice (the "Inability to Fully Convert Notice"). Such Inability to Fully Convert Notice shall indicate (i) the reason why the Maker is unable to fully satisfy such holder's Conversion Notice, (ii) the amount of this Note that cannot be converted and (iii) the applicable Mandatory Prepayment Price. The Holder shall notify the Maker of its election pursuant to Section 3.8(a) above by delivering written notice via facsimile to the Maker ("Notice in Response to Inability to Convert").

     (c) Payment of Prepayment Price. If the Holder shall elect to have its Notes prepaid pursuant to Section 3.8(a)(i) above, the Maker shall pay the Mandatory Prepayment Price to the Holder, in cash, within ten (10) days of the Maker's receipt of the Holder's Notice in Response to Inability to Convert, provided that prior to the Maker's receipt of the Holder's Notice in Response to Inability to Convert the Maker has not delivered a notice to the Holder stating, to the satisfaction of the Holder, that the event or condition resulting in the Mandatory Prepayment has been cured and all Conversion Shares issuable to the Holder can and will be delivered to the Holder in accordance with the terms of this Note. If the Maker shall fail to pay the applicable Mandatory Prepayment Price to the Holder on a timely basis as described in this
Section 3.8(c) (other than pursuant to a dispute as to the determination of the arithmetic calculation of the Prepayment Price), in addition to any remedy the Holder may have under this Note and the Purchase Agreement, such unpaid amount shall bear interest at the rate of 2.0% per month (prorated for partial months) until paid in full. Until the full Mandatory Prepayment Price is paid in full to the Holder, the Holder may (i) void the Mandatory Prepayment with respect to that portion of the Note for which the full Mandatory Prepayment Price has not been paid, (ii) receive back such Note, and (iii) require that the Conversion Price of such returned Note be adjusted to the lesser of (A) the Conversion Price as in effect on the date on which the Holder voided the Mandatory Prepayment and (B) the lowest Closing Bid and Ask Price during the period beginning on the Conversion Date and ending on the date the Holder voided the Mandatory Prepayment.

     (d) Pro-rata Conversion and Prepayment. In the event the Maker receives a Conversion Notice from more than one holder of the Notes on the same day and the Maker can convert and prepay some, but not all, of the Notes pursuant to this
Section 3.8, the Maker shall convert and prepay from each holder of the Notes electing to have its Notes converted and prepaid at such time an amount equal to such holder's pro-rata amount (based on the principal amount of the Notes held by such holder relative to the principal amount of the Notes outstanding) of all the Notes being converted and prepaid at such time.

     Section 3.9 No Rights as Shareholder. Nothing contained in this Note shall be construed as conferring upon the Holder, prior to the conversion of this Note, the right to vote or to receive dividends or to consent or to receive notice as a shareholder in respect of any meeting of shareholders for the election of directors of the Maker or of any other matter, or any other rights as a shareholder of the Maker.

                                   ARTICLE IV

                                  MISCELLANEOUS
                                  -------------

     Section 4.1 Notices. Any notice, demand, request, waiver or other communication required or permitted to be given hereunder shall be in writing and shall be effective (a) upon hand delivery by telex (with correct answer back received), telecopy or facsimile at the address or number designated in the Purchase Agreement (if delivered on a business day during normal business hours where such notice is to be received), or the first business day following such delivery (if delivered other than on a business day during normal business hours where such notice is to be received) or (b) on the second business day following the date of mailing by express courier service, fully prepaid, addressed to such address, or upon actual receipt of such mailing, whichever shall first occur. The Maker will give written notice to the Holder at least ten (10) days prior to the date on which the Maker closes its books or takes a record (x) with respect to any dividend or distribution upon the Common Stock, (y) with respect to any pro rata subscription offer to holders of Common Stock or (z) for determining rights to vote with respect to any Organic Change, dissolution, liquidation or winding-up and in no event shall such notice be provided to such holder prior to such information being made known to the public. The Maker will also give written notice to the Holder at least ten (10) days prior to the date on which any Organic Change, dissolution, liquidation or winding-up will take place and in no event shall such notice be provided to the Holder prior to such information being made known to the public. The Maker shall promptly notify the Holder of this Note of any notices sent or received, or any actions taken with respect to the Other Notes.

     Section 4.2 Governing Law. This Note shall be governed by and construed in accordance with the internal laws of the State of New York, without giving effect to the choice of law provisions. This Note shall not be interpreted or construed with any presumption against the party causing this Note to be drafted.

     Section 4.3 Headings. Article and section headings in this Note are included herein for purposes of convenience of reference only and shall not constitute a part of this Note for any other purpose.

     Section 4.4 Remedies, Characterizations, Other Obligations, Breaches and Injunctive Relief. The remedies provided in this Note shall be cumulative and in addition to all other remedies available under this Note, at law or in equity (including, without limitation, a decree of specific performance and/or other injunctive relief), no remedy contained herein shall be deemed a waiver of compliance with the provisions giving rise to such remedy and nothing herein shall limit a holder's right to pursue actual damages for any failure by the Maker to comply with the terms of this Note. Amounts set forth or provided for herein with respect to payments, conversion and the like (and the computation thereof) shall be the amounts to be received by the holder thereof and shall not, except as expressly provided herein, be subject to any other obligation of the Maker (or the performance thereof). The Maker acknowledges that a breach by it of its obligations hereunder may cause irreparable and material harm to the Holder and that the remedy at law for any such breach may be inadequate. Therefore the Maker agrees that, in the event of any such breach or threatened breach, the Holder may be entitled, in addition to all other available rights and remedies, at law or in equity, to seek and obtain such equitable relief, including but not limited to an injunction restraining any such breach or threatened breach, without the necessity of showing economic loss and without any bond or other security being required.

     Section 4.5 Enforcement Expenses. The Maker agrees to pay all costs and expenses of enforcement of this Note, including, without limitation, reasonable attorneys' fees and expenses.

     Section 4.6 Binding Effect. The obligations of the Maker and the Holder set forth herein shall be binding upon the successors and assigns of each such party, whether or not such successors or assigns are permitted by the terms hereof.

     Section 4.7 Amendments. This Note may not be modified or amended in any manner except in writing executed by the Maker and the Holder.

     Section 4.8 Compliance with Securities Laws. The Holder of this Note acknowledges that this Note is being acquired solely for the Holder's own account and not as a nominee for any other party, and for investment, and that the Holder shall not offer, sell or otherwise dispose of this Note. This Note and any Note issued in substitution or replacement therefore shall be stamped or imprinted with a legend in substantially the following form:

     "THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR APPLICABLE STATE SECURITIES LAWS, AND MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR RECEIPT BY THE MAKER OF AN OPINION OF COUNSEL IN THE FORM, SUBSTANCE AND SCOPE REASONABLY SATISFACTORY TO THE MAKER THAT THIS NOTE MAY BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE DISPOSED OF, UNDER AN EXEMPTION FROM REGISTRATION UNDER THE ACT AND SUCH STATE SECURITIES LAWS."

     Section 4.9 Parties in Interest. This Note shall be binding upon, inure to the benefit of and be enforceable by the Maker, the Holder and their respective successors and permitted assigns.

     Section 4.10 Failure or Indulgence Not Waiver. No failure or delay on the part of the Holder in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege.

     Section 4.11 Maker Waivers. Except as otherwise specifically provided herein, the Maker and all others that may become liable for all or any part of the obligations evidenced by this Note, hereby waive presentment, demand, notice of nonpayment, protest and all other demands' and notices in connection with the delivery, acceptance, performance and enforcement of this Note, and do hereby consent to any number of renewals of extensions of the time or payment hereof and agree that any such renewals or extensions may be made without notice to any such persons and without affecting their liability herein and do further consent to the release of any person liable hereon, all without affecting the liability of the other persons, firms or Maker liable for the payment of this Note.

     (a) No delay or omission on the part of the Holder in exercising its rights under this Note, or course of conduct relating hereto, shall operate as a waiver of such rights or any other right of the Holder, nor shall any waiver by the Holder of any such right or rights on any one occasion be deemed a waiver of the same right or rights on any future occasion.

     Section 4.13 Definitions. For the purposes hereof, the following terms shall have the following meanings:

     "Person" means an individual or a corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or political subdivision thereof) or other entity of any kind.

     "Trading Day" means (a) a day on which the Common Stock is traded on the Nasdaq National Market or other registered national stock exchange on which the Common Stock has been listed, or (b) if the Common Stock is not listed on the Nasdaq National Market or any registered national stock exchange, a day or which the Common Stock is traded in the over-the-counter market, as reported by the OTC Bulletin Board, or (c) if the Common Stock is not quoted on the OTC Bulletin Board, a day on which the Common Stock is quoted in the over-the-counter market as reported by the National Quotation Bureau Incorporated (or any similar organization or agency succeeding its functions of reporting prices); provided, however, that in the event that the Common Stock is not listed or quoted as set forth in (a), (b) and (c) hereof, then Trading Day shall mean any day except Saturday, Sunday and any day which shall be a legal holiday or a day on which banking institutions in the State of New York are authorized or required by law or other government action to close.

                                  ATTUNITY LTD.


                                 By:  ______________________________
                                      Name:
                                      Title:

                                    EXHIBIT A

                               WIRE INSTRUCTIONS.



Payee: ____________________________________________________

Bank: _____________________________________________________

Address: __________________________________________________

         __________________________________________________

Bank No.: _________________________________________________

Account No.: ______________________________________________

Account Name: _____________________________________________

                                     FORM OF

                              NOTICE OF CONVERSION

     (To be Executed by the Registered Holder in order to Convert the Note)

The undersigned hereby irrevocably elects to convert $ ________________ of the principal amount of the above Note No. ___ into shares of Common Stock of ATTUNITY LTD. (the "Maker") according to the conditions hereof, as of the date written below.

Date of Conversion ___________________________________________________________

Applicable Conversion Price ___________________________________________________

Number of shares of Common Stock beneficially owned or deemed beneficially owned by the Holder on the Date of Conversion: _________________________

Signature  ____________________________________________________________________

         [Name]

Address: ______________________________________________________________________

         ______________________________________________________________________

                                                                          ITEM 6

                          REGISTRATION RIGHTS AGREEMENT
                          -----------------------------

     This Registration Rights Agreement (the "Agreement") is made and entered into on this __ day of April, 2004 by and among Attunity Ltd., a corporation organized under the laws of Israel (the "Company"), and the "Purchasers" named in that certain Note and Warrant Purchase Agreement by and among the Company and the Purchasers dated March 22, 2004 (the "Purchase Agreement").

     The parties hereby agree as follows:

     1. Certain Definitions.

As used in this Agreement, the following terms shall have the following meanings:

"Affiliate" means, with respect to any person, any other person which directly or indirectly controls, is controlled by, or is under common control with, such person. For the purposes of this definition, "control," when used with respect to any person, means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise; and the terms of "affiliated," "controlling" and "controlled" have meanings correlative to the foregoing.

"Business Day" means a day, other than a Saturday or Sunday, on which commercial banks in New York City are open for the general transaction of business.

 "Closing Price" as of any date means (a) the closing bid price of one share of Common Stock as reported on The Nasdaq National Market System ("Nasdaq") on such date, (b) if no closing bid price is available, the average of the high bid and the low asked price quoted on Nasdaq on such date, or (c) if the shares of Common Stock are not then quoted on Nasdaq, the value of one share of Common Stock on such date as shall be determined in good faith by the Board of Directors of the Company and the Purchasers (as defined in the Purchase Agreement), provided, that if the Board of Directors of the Company and the Purchasers are unable to agree upon the value of a share of Common Stock pursuant to this subpart (c), the Company and the Purchasers shall jointly select an appraiser who is experienced in such matters. The decision of such appraiser shall be final and conclusive, and the cost of such appraiser shall be borne one half by the Company and one half by the Purchasers.

"Common Stock" shall mean the Company's Ordinary Shares, nominal value NIS 0.1 per share.

"Prospectus" shall mean the prospectus included in any Registration Statement, as amended or supplemented by any prospectus supplement, with respect to the terms of the offering of any portion of the Registrable Securities covered by such Registration Statement and by all other amendments and supplements to the prospectus, including post-effective amendments and all material incorporated by reference in such prospectus.

"Purchasers" shall mean the Purchasers identified in the Purchase Agreement and any Affiliate or permitted transferee of any Purchaser who is a subsequent holder of any Notes (as defined in the Purchase Agreement) or Warrants or Registrable Securities.

"Register," "registered" and "registration" refer to a registration made by preparing and filing a Registration Statement or similar document in compliance with the 1933 Act (as defined below), and the declaration or ordering of effectiveness of such Registration Statement or document.

"Registrable Securities" shall mean the shares of Common Stock issuable (i) upon conversion of the Notes, (ii) upon the exercise of the Warrants, and (iii) pursuant to the provisions of Sections 2(a) and 2(c) below, and any other securities issued or issuable with respect to or in exchange for Registrable Securities; provided, that, a security shall cease to be a Registrable Security upon (A) sale pursuant to a Registration Statement or Rule 144 under the 1933 Act, or (B) such security becoming eligible for sale by the Purchasers pursuant to Rule 144(k).

"Registration Statement" shall mean any registration statement of the Company filed under the 1933 Act that covers the resale of any of the Registrable Securities pursuant to the provisions of this Agreement, amendments and supplements to such Registration Statement, including post-effective amendments, all exhibits and all material incorporated by reference in such Registration Statement.

"SEC" means the U.S. Securities and Exchange Commission.

"1933 Act" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

"1934 Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

"Warrants" means, collectively, the warrants to purchase shares of Common Stock issued to the Purchasers pursuant to the Purchase Agreement, the form of which is attached to the Purchase Agreement as Exhibit D and the Series A and Series B Warrants issued to Purchasers in connection with their purchase of such warrants from Special Situations Fund.

     2. Registration.

          (a) Registration Statements.

               (i) Promptly following the closing of the purchase and sale of the Notes and Warrants contemplated by the Purchase Agreement (the "Closing Date") (the Company shall prepare and file with the SEC one Registration Statement on Form F-3 (or, if Form F-3 is not then available to the Company, on such form of registration statement as is then available to effect a registration for resale of the Registrable Securities, subject to the Purchasers' consent), covering the resale of the Registrable Securities in an amount at least equal to no less than 120% of the maximum number of shares of Common Stock necessary to permit the conversion in full of the Notes and the exercise in full of the Warrants. Such Registration Statement also shall cover, to the extent allowable under the 1933 Act and the rules promulgated thereunder (including Rule 416), such indeterminate number of additional Common Stock resulting from stock splits, stock dividends or similar transactions with respect to the Registrable Securities. The Registration Statement (and each amendment or supplement thereto, and each request for acceleration of effectiveness thereof) shall be provided in accordance with Section 3(c) to the Purchasers and their counsel prior to its filing or other submission.

               (ii) Additional Registrable Securities. Upon the written demand of any Purchaser and upon the issuance or deemed issuance by the Company of Common Stock such as to trigger the anti-dilution provisions contained in the Notes and/or Warrants regarding issuances or deemed issuances by the Company of Common Stock at a price per share less than the then effective Conversion Price and/or Warrant Price (as defined in the Note and Warrant), or any other change in the Conversion Price and/or Warrant Price such that additional shares of Common Stock become issuable pursuant to the Notes and/or Warrants, the Company shall prepare and file with the SEC one or more Registration Statements on Form F-3 (or, if Form F-3 is not then available to the Company, on such form of registration statement as is then available to effect a registration for resale of such additional Common Stock (the "Additional Shares"), subject to the Purchasers' consent) covering the resale of the Additional Shares, but only to the extent the Additional Shares are not at the time covered by an effective Registration Statement. Such Registration Statement also shall cover, to the extent allowable under the 1933 Act and the rules promulgated thereunder (including Rule
          416), such indeterminate number of additional Common Stock resulting from stock splits, stock dividends or similar transactions with respect to the Additional Shares. The Registration Statement (and each amendment or supplement thereto, and each request for acceleration of effectiveness thereof) shall be provided in accordance with Section 3(c) to the Purchasers and their counsel prior to its filing or other submission. If a Registration Statement covering the Additional Shares is required to be filed under this Section 2(a)(ii) and is not filed with the SEC within 90 days of the request of any Purchaser, the Company will make pro rata payments to each Purchaser, as liquidated damages and not as a penalty, in an amount equal to two percent (2%) of the value of such Additional Shares on the date they were issuable to each Purchaser for a 30-day period or pro rata for any portion thereof following the date by which such Registration Statement should have been filed for which no Registration Statement is filed with respect to the Additional Shares. Such payments shall be in partial compensation to the Purchasers, and shall not constitute the Purchasers' exclusive remedy for such events. The amounts payable as liquidated damages pursuant to this paragraph shall be paid monthly within five (5) Business Days of the last day of each 30-day period during which the Registration Statement has not been filed. Such payment shall be made to each Purchaser in cash or, at the option of such Purchaser, in additional fully paid and non-assessable shares of Common Stock not later than three Business Days following the end of each 30-day period. Each share of Common Stock shall be deemed to have a value equal to the average of the Closing Prices for the ten (10) trading days beginning twenty (20) trading days prior to the issuance of such shares.

          (b) Expenses. The Company will pay all expenses associated with each registration, including filing and printing fees, counsel and accounting fees and expenses, costs associated with clearing the Registrable Securities for sale under applicable state securities laws and listing fees and, with the exception of the initial registration hereunder, the Purchasers' reasonable expenses in connection with the registration (not to exceed $7,500), but excluding discounts, commissions, fees of underwriters, selling brokers, dealer managers or similar securities industry professionals with respect to the Registrable Securities being sold.

          (c) Effectiveness.

               (i) The Company shall use commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable. If (x) a Registration Statement covering the Registrable Securities is not declared effective by the SEC within one hundred and fifty (150) days of the Closing Date, or (y) a Registration Statement covering

          Additional Shares is not declared effective by the SEC within 60 days following the demand of an Purchaser relating to the Additional Shares covered thereby, then the Company will make pro rata payments to each Purchaser, as liquidated damages and not as a penalty, in an amount equal to two percent (2%) of the aggregate amount invested by such Purchaser in the Notes and Warrants for any month or pro rata for any portion thereof following the date by which such Registration Statement should have been effective (the "Blackout Period"). Such payments shall be in partial compensation to the Purchasers, and shall not constitute the Purchasers' exclusive remedy for such events. The amounts payable as liquidated damages pursuant to this paragraph shall be paid monthly within three (3) Business Days of the last day of each month following the commencement of the Blackout Period until the termination of the Blackout Period. Such payment shall be made to each Purchaser in cash or, at the option of such Purchaser, in additional fully paid and non-assessable shares of Common Stock. Each share of Common Stock shall be deemed to have a value equal to the average of the Closing Prices for the ten (10) trading days beginning twenty (20) trading days prior to the issuance of such shares.

               (ii) For not more  than  twenty  (20)  consecutive  days or for a total of not more than forty-five (45) days in any twelve (12) month period, the Company may delay the disclosure of material non-public information concerning the Company, by suspending the use of any Prospectus included in any registration contemplated by this Section containing such information, the disclosure of which at the time is not, in the good faith opinion of the Company, in the best interests of the Company (an "Allowed Delay"); provided, that the Company shall promptly (a) notify the Purchasers in writing of the existence of (but in no event, without the prior written consent of a Purchaser, shall the Company disclose to such Purchaser any of the facts or circumstances regarding material non-public information giving rise to an Allowed Delay, and (b) advise the Purchasers in writing to cease all sales under the Registration Statement until the end of the Allowed Delay.

          (d) Underwritten Offering. If any offering pursuant to a Registration Statement pursuant to Section 2(a) hereof involves an underwritten offering, the Company shall have the right to select an investment banker and manager to administer the offering, which investment banker or manager shall be reasonably satisfactory to the Purchasers.

     3. Company Obligations. The Company will use commercially reasonable efforts to effect the registration of the Registrable Securities in accordance with the terms hereof, and pursuant thereto the Company will, as expeditiously as possible:

          (a) use commercially reasonable efforts to cause such Registration Statement to become effective and to remain continuously effective for a period that will terminate upon the earlier of (i) the date on which all Registrable Securities covered by such Registration Statement as amended from time to time, have been sold, and (ii) the date on which all Registrable Securities covered by such Registration Statement may be sold pursuant to Rule 144(k);

          (b) prepare and file with the SEC such amendments and post-effective amendments to the Registration Statement and the Prospectus as may be necessary to keep the Registration Statement effective for the period specified in Section 3(a) and to comply with the provisions of the 1933 Act and the 1934 Act with respect to the distribution of all of the Registrable Securities covered thereby;

          (c) provide copies to and permit counsel designated by the Purchasers to review each Registration Statement and all amendments and supplements thereto no fewer than seven (7) days prior to their filing with the SEC and not file any document to which such counsel reasonably objects;

          (d) furnish to the Purchasers and their legal counsel (i) promptly after the same is prepared and publicly distributed, filed with the SEC, or received by the Company (but not later than two (2) Business Days after the filing date, receipt date or sending date, as the case may be, one (1) copy of any Registration Statement and any amendment thereto, each preliminary prospectus and Prospectus and each amendment or supplement thereto, and each letter written by or on behalf of the Company to the SEC or the staff of the SEC, and each item of correspondence from the SEC or the staff of the SEC, in each case relating to such Registration Statement (other than any portion of any thereof which contains information for which the Company has sought confidential treatment), and (ii) such number of copies of a Prospectus, including a preliminary prospectus, and all amendments and supplements  thereto  and  such  other  documents  as  each  Purchaser  may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such Purchaser that are covered by the related Registration Statement;

          (e) in the event the Company selects an underwriter for the offering, the Company shall enter into and perform its reasonable obligations under an underwriting agreement, in usual and customary form, including, without limitation, customary indemnification and contribution obligations, with the underwriter of such offering;

          (f) if required by the underwriter, or if any Purchaser is described in the Registration Statement as an underwriter, the Company shall furnish, on the effective date of the Registration Statement (except with respect to clause (i) below) and on the date that Registrable Securities are delivered to an underwriter, if any, for sale in connection with the Registration Statement (including any Purchaser deemed to be an underwriter), (i) (A) in the case of an underwritten offering, an opinion, dated as of the closing date of the sale of Registrable Securities to the underwriters, from independent legal counsel representing the Company for purposes of such Registration Statement, in form, scope and substance as is customarily given in an underwritten public offering, addressed to the underwriters and the Purchasers participating in such underwritten offering or (B) in the case of an "at the market" offering, an opinion, dated as of or promptly after the effective date of the Registration Statement to the Purchasers, from independent legal counsel representing the Company for purposes of such Registration Statement, in form, scope and substance as is customarily given in a public offering, addressed to the Purchasers, and (ii) a letter, dated as of the effective date of such Registration Statement and confirmed as of the applicable dates described above, from the Company's independent certified public accountants in form and substance as is customarily given by independent certified public accountants to underwriters in an underwritten public offering, addressed to the underwriters (including any Purchaser deemed to be an underwriter);

          (g) use commercially reasonable efforts to (i) prevent the issuance of any stop order or other suspension of effectiveness and, (ii) if such order is issued, obtain the withdrawal of any such order at the earliest possible moment;

          (h) prior to any public offering of Registrable Securities, use commercially reasonable efforts to register or qualify or cooperate with the Purchasers and their counsel in connection with the registration or qualification of such Registrable Securities for offer and sale under the securities or blue sky laws of such jurisdictions requested by the Purchasers and do any and all other commercially reasonable acts or things necessary or advisable to enable the distribution in such jurisdictions of the Registrable Securities covered by the Registration Statement;

          (i) use commercially reasonable efforts to cause all Registrable Securities covered by a Registration Statement to be listed on each securities exchange, interdealer quotation system or other market on which similar securities issued by the Company are then listed;

          (j) immediately notify the Purchasers, at any time when a Prospectus relating to Registrable Securities is required to be delivered under the 1933 Act, upon discovery that, or upon the happening of any event as a result of which, the Prospectus included in a Registration Statement, as then in effect, includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing, and at the request of any such holder, promptly prepare and furnish to such holder a reasonable number of copies of a supplement to or an amendment of such Prospectus as may be necessary so that, as thereafter delivered to the purchasers of such Registrable Securities, such Prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing; and

     4. Obligations of the Purchasers.

          (a) Each Purchaser shall promptly furnish in writing to the Company such information regarding itself, the Registrable Securities held by it and the intended method of disposition of the Registrable Securities held by it, as shall be reasonably required to effect the registration of such Registrable Securities and shall execute such documents in connection with such registration as the Company may reasonably request. At least five (5) Business Days prior to the first anticipated filing date of any Registration Statement, the Company shall notify each Purchaser of the information the Company requires from such Purchaser if such Purchaser elects to have any of the Registrable Securities included in the Registration Statement. A Purchaser shall provide such information to the Company at least two (2) Business Days prior to the first anticipated filing date of such Registration Statement if such Purchaser elects to have any of the Registrable Securities included in the Registration Statement.

          (b) Each Purchaser, by its acceptance of the Registrable Securities agrees to cooperate with the Company as reasonably requested by the Company in connection with the preparation and filing of a Registration Statement hereunder, unless such Purchaser has notified the Company in writing of its election to exclude all of its Registrable Securities from such Registration Statement.

          (c) In the event the Company, at the request of the Purchasers, determines to engage the services of an underwriter, such Purchaser agrees to enter into and perform its obligations under an underwriting agreement, in usual and customary form, including, without limitation, customary indemnification and contribution obligations, with the managing underwriter of such offering and take such other actions as are reasonably required in order to expedite or facilitate the dispositions of the Registrable Securities.

          (d) Each Purchaser agrees that, upon receipt of any notice from the Company of either (i) the commencement of an Allowed Delay pursuant to
     Section 2(c)(ii) or (ii) the happening of an event pursuant to Section 3(j) hereof, such Purchaser will immediately discontinue disposition of Registrable Securities pursuant to the Registration Statement covering such Registrable Securities, until the Purchaser's receipt of the copies of the supplemented or amended prospectus filed with the SEC and declared effective and, if so directed by the Company, the Purchaser shall deliver to the Company (at the expense of the Company) or destroy (and deliver to the Company a certificate of destruction) all copies in the Purchaser's possession of the Prospectus covering the Registrable Securities current at the time of receipt of such notice.

          (e) No Purchaser may participate in any third party underwritten registration hereunder unless it (i) agrees to sell the Registrable Securities on the basis provided in any underwriting arrangements in usual and customary form entered into by the Company, (ii) completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements and other documents reasonably required under the terms of such underwriting arrangements, and (iii) agrees to pay its pro rata share of all underwriting discounts and commissions. Notwithstanding the foregoing, no Purchaser shall be required to make any representations to such underwriter, other than those with respect to itself and the Registrable Securities owned by it, including its right to sell the Registrable Securities, and any indemnification in favor of the underwriter by the Purchasers shall be several and not joint and limited in the case of any Purchaser, to the proceeds received by such Purchaser from the sale of its Registrable Securities. The scope of any such indemnification in favor of an underwriter shall be limited to the same extent as the indemnity provided in Section 6(b) hereof.

     5. Indemnification.

          (a) Indemnification by the Company. The Company will indemnify and hold harmless each Purchaser and its officers, directors, members, employees and agents, successors and assigns, and each other person, if any, who controls such Purchaser within the meaning of the 1933 Act, against any losses, claims, damages or liabilities, joint or several, to which such seller, officer, director, member, or controlling person may become subject under the 1933 Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon: (i) any untrue statement or alleged untrue statement of any material fact contained in any Registration Statement, any preliminary prospectus or final prospectus contained therein, or any amendment or supplement thereof; (ii) any blue sky application or other document executed by the Company specifically for that purpose or based upon written information furnished by the Company filed in any state or other jurisdiction in order to qualify any or all of the Registrable Securities under the securities laws thereof (any such application, document or information herein called a "Blue Sky Application"); (iii) the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading; (iv) any violation by the Company or its agents of any rule or regulation promulgated under the 1933 Act applicable to the Company or its agents and relating to action or inaction required of the Company in connection with such registration; or (v) any failure to register or qualify the Registrable Securities included in any such Registration in any state where the Company or its agents has affirmatively undertaken or agreed in writing that the Company will undertake such registration or qualification on an Purchaser's behalf (the undertaking of any underwriter chosen by the Company being attributed to the Company) and will reimburse such Purchaser, and each such officer, director or member and each such controlling person for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the Company will not be liable in any such case if and to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission so made in conformity with information furnished by such Purchaser or any such controlling person in writing specifically for use in such Registration Statement or Prospectus.

          (b) Indemnification by the Purchasers. In connection with any registration pursuant to the terms of this Agreement, each Purchaser will furnish to the Company in writing such information as the Company reasonably requests concerning the holders of Registrable Securities or the proposed manner of distribution for use in connection with any Registration Statement or Prospectus and agrees, severally but not jointly, to indemnify and hold harmless, to the fullest extent permitted by law, the Company, its directors, officers, employees, stockholders and each person who controls the Company (within the meaning of the 1933 Act) against any losses, claims, damages, liabilities and expense (including reasonable attorney fees) resulting from any untrue statement of a material fact or any omission of a material fact required to be stated in the Registration Statement or Prospectus or preliminary prospectus or amendment or supplement thereto or necessary to make the statements therein not misleading, to the extent, but only to the extent that such untrue statement or omission is contained in any information furnished in writing by such Purchaser to the Company specifically for inclusion in such Registration Statement or Prospectus or amendment or supplement thereto. In no event shall the liability of a Purchaser be greater in amount than the dollar amount of the proceeds (net of all expense paid by such Purchaser and the amount of any damages such holder has otherwise been required to pay by reason of such untrue statement or omission) received by such Purchaser upon the sale of the Registrable Securities included in the Registration Statement giving rise to such indemnification obligation.

          (c) Conduct of Indemnification Proceedings. Any person entitled to indemnification hereunder shall (i) give prompt notice to the indemnifying party of any claim with respect to which it seeks indemnification and (ii) permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party; provided that any person entitled to indemnification hereunder shall have the right to employ separate counsel and to participate in the defense of such claim, but the fees and expenses of such counsel shall be at the expense of such person unless (a) the indemnifying party has agreed to pay such fees or expenses, or (b) the indemnifying party shall have failed to assume the defense of such claim and employ counsel reasonably satisfactory to such person or (c) in the reasonable judgment of any such person, based upon written advice of its counsel, a conflict of interest exists between such person and the indemnifying party with respect to such claims (in which case, if the person notifies the indemnifying party in writing that such person elects to employ separate counsel at the expense of the indemnifying party, the indemnifying party shall not have the right to assume the defense of such claim on behalf of such person); and provided, further, that the failure of any indemnified party to give notice as provided herein shall not relieve the indemnifying party of its obligations hereunder, except to the extent that such failure to give notice shall materially adversely affect the indemnifying party in the defense of any such claim or litigation. It is understood that the indemnifying party shall not, in connection with any proceeding in the same jurisdiction, be liable for fees or expenses of more than one separate firm of attorneys at any time for all such indemnified parties. No indemnifying party will, except with the consent of the indemnified party, consent to entry of any judgment or enter into any settlement that does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect of such claim or litigation.

          (d) Contribution. If for any reason the indemnification provided for in the preceding paragraphs (a) and (b) is unavailable to an indemnified party or insufficient to hold it harmless, other than as expressly specified therein, then the indemnifying party shall contribute to the amount paid or payable by the indemnified party as a result of such loss, claim, damage or liability in such proportion as is appropriate to reflect the relative fault of the indemnified party and the indemnifying party, as well as any other relevant equitable considerations. No person guilty of fraudulent misrepresentation within the meaning of Section 11(f) of the 1933 Act shall be entitled to contribution from any person not guilty of such fraudulent misrepresentation. In no event shall the contribution obligation of a holder of Registrable Securities be greater in amount than the dollar amount of the proceeds (net of all expenses paid by such holder and the amount of any damages such holder has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission) received by it upon the sale of the Registrable Securities giving rise to such contribution obligation.

     7. Miscellaneous.

          (a) Amendments and Waivers. This Agreement may be amended only by a writing signed by the parties hereto. The Company may take any action herein prohibited, or omit to perform any act herein required to be performed by it, only if the Company shall have obtained the written consent to such amendment, action or omission to act, by the Purchasers.

          (b) Notices. All notices and other communications provided for or permitted hereunder shall be made as set forth in Section 9.4 of the Purchase Agreement.

          (c) Assignments and Transfers by Purchasers. The provisions of this Agreement shall be binding upon and inure to the benefit of the Purchasers and their respective successors and assigns. A Purchaser may transfer or assign, in whole or from time to time in part, to one or more persons its rights hereunder in connection with the transfer of Registrable Securities by such Purchaser to such person, provided that such Purchaser complies with all laws applicable thereto and provides written notice of assignment to the Company promptly after such assignment is effected.

          (d) Assignments and Transfers by the Company. This Agreement may not be assigned by the Company (whether by operation of law or otherwise) without the prior written consent of each Purchaser, provided, however, that the Company may assign its rights and delegate its duties hereunder to any surviving or successor corporation in connection with a merger or consolidation of the Company with another corporation, or a sale, transfer or other disposition of all or substantially all of the Company's assets to another corporation, without the prior written consent of the Purchasers, after notice duly given by the Company to each Purchaser.

          (e) Benefits of the Agreement. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective permitted successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

          (f) Counterparts; Faxes. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This Agreement may also be executed via facsimile, which shall be deemed an original.

          (g) Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

          (h) Severability. Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof but shall be interpreted as if it were written so as to be enforceable to the maximum extent permitted by applicable law, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. To the extent permitted by applicable law, the parties hereby waive any provision of law which renders any provisions hereof prohibited or unenforceable in any respect.

          (i) Further Assurances. The parties shall execute and deliver all such further instruments and documents and take all such other actions as may reasonably be required to carry out the transactions contemplated hereby and to evidence the fulfillment of the agreements herein contained.

          (j) Entire Agreement. This Agreement is intended by the parties as a final expression of their agreement and intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter contained herein. This Agreement supersedes all prior agreements and understandings between the parties with respect to such subject matter.

          (k) Governing Law; Consent to Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the internal laws of the State of New York without regard to the choice of law principles thereof. Each of the parties hereto irrevocably submits to the exclusive jurisdiction of the courts of the State of New York located in New York County and the United States District Court for the Southern District of New York to the exclusion of all other jurisdictions for the purpose of any suit, action, proceeding or judgment relating to or arising out of this Agreement and the transactions contemplated hereby. Service of process in connection with any such suit, action or proceeding may be served on each party hereto anywhere in the world by the same methods as are specified for the giving of notices under this Agreement. Each of the parties hereto irrevocably consents to the jurisdiction of any such court in any such suit, action or proceeding and to the laying of venue in such court. Each party hereto irrevocably waives any objection to the laying of venue of any such suit, action or proceeding brought in such courts and irrevocably waives any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.


                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties have executed this Registration Rights Agreement or caused their duly authorized officers or representatives to execute this Agreement as of the date first above written.

The Company:                                ATTUNITY LTD.


                                            By:_________________________
                                            Name: Arie Gonen
                                            Title: Chief Executive Officer


The Purchasers:

_____________________________________            _______________________________
GF Capital Management & Advisors, LLC            Barrossa Finance LTD.

By:_________________________                     By:_________________________
Name: ______________________                     Name: ______________________
Title: _______________________                   Title: _______________________


__________________________________              ________________________________
           Shimon Alon                                     Sharon Kotlicki


__________________________________              ________________________________
           Aki Ratner                                      Genia Kotlicki


__________________________________              ________________________________
           Ron Zuckerman                                   Avishai Kotlicki


__________________________________
           Peter Luggen

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            ATTUNITY LTD
                                            ------------
                                             (Registrant)



                                            By: /s/Arie Gonen
                                                -------------
                                                Chairman




Date: March 25, 2004